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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nissan Motor Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 0 8 2004
THOMSON
FINANCIAL

FILE NO. 82- 207 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 12/7/04

ARIS
3-31-04

Annual Report
Year Ended March 31, 2004


V8
2003

Nissan: Enriching people's lives

NISSAN

CONTENTS

On the cover: The full-size TITAN KING CAB

Vision

Nissan: Enriching people's lives

Mission

Nissan provides unique and innovative automotive products and services that deliver superior measurable values to all stakeholders* in alliance with Renault.

*Our stakeholders include customers, shareholders, employees, dealers, suppliers, as well as the communities where we work and operate.

The second year of NISSAN 180 continued the ongoing string of successes already seen in 2002: operating profit rose by 11.9 percent over the previous year, to a record ¥825 billion. This is approximately ten times the operating profit reported just four years ago. Net automotive debt is well below forecast at ¥13.6 billion, while the target of 20 percent return on invested capital has been surpassed, reaching a record 21.3 percent.

As it moves into the final year of the three-year NISSAN 180 business plan, Nissan is firmly moving forward to sustained, profitable growth. Ahead lies new challenges, and the continued growth of the coming business plan NISSAN Value-Up, which will continue to build on Nissan's increased strength around the globe.

All the while remembering the Nissan corporate vision of "Enriching people's lives."

This Annual Report contains forward-looking statements on Nissan's future plans and targets, and related operating investment, product planning and production targets. Please note that there can be no assurance that these targets and plans will actually be achieved. Achieving them will depend on many factors, including not only Nissan's activities and development, but on the dynamics of the automobile industry worldwide and the global economy.

FINANCIAL HIGHLIGHTS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003, 2002, 2001, 2000 and 1999

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars(Note 1)
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2003** **Mar. 31, 2004**
Net sales	**¥7,429,219**	¥6,828,588	¥6,196,241	¥6,089,620	¥5,977,075	**$70,087**
Operating income	**824,855**	737,230	489,215	290,314	82,565	**7,782**
Net income (loss)	**503,667**	495,165	372,262	331,075	(684,363)	**4,752**
Net income (loss) per share(Note 2)	**122.02**	117.75	92.61	83.53	(179.98)	**1.15**
Cash dividends paid(Note 3)	**74,594**	50,800	27,841	0	0	**704**
Shareholders' equity(Note 4)	**¥2,023,994**	¥1,808,304	¥1,620,822	¥ 957,939	¥ 563,830	**$19,094**
Total assets(Note 4)	**7,859,856**	7,349,183	7,215,005	6,451,243	6,175,658	**74,150**
Net consolidated automotive debt(Note 5)	**13,603**	107,952	431,714	952,657	1,348,696	**128**
Number of employees	**123,748**	127,625	125,099	133,833	141,526	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥106=$1, the approximate exchange rate on March 31, 2004.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2004: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Shareholders' equity and total assets for fiscal year 1999 was restated in accordance with the changes in the regulations relating to the presentation of currency translation adjustments effective fiscal year 2000.
5. Net consolidated automotive debt was ¥8,602 million cash positive in fiscal year 2002, and ¥215,861 million cash positive in fiscal year 2003, using the same accounting principles as fiscal year 2001.

Net Sales
(Billion Yen)


7,429
'99 '00 '01 '02 '03
6,829
6,196
6,090
5,977

Operating Income
(Billion Yen)


825
'99 '00 '01 '02 '03
737
489
290
83

Net Income (Loss)
(Billion Yen)


504
'99 '00 '01 '02 '03
495
372
331
(684)



Fiscal year 2003 was a good year for Nissan.

In the second year of our NISSAN 180 business plan, our company delivered consistent, solid results. The pages that follow give the details, but three key numbers summarize our progress.

The first number: 3.057 million global sales. Nissan's sales increased 10.4 percent despite continued sluggishness in the world's major economies and despite our refusal to be in the forefront of the aggressive incentive campaigns that permeate our global industry. The volume growth we planned for and deserved was realized.

The second number: 11.1 percent operating profit margin. With operating profits of ¥825 billion—the highest level of operating profit in our company history—Nissan maintained the top operating margin among global auto makers.

The third number, and perhaps the most important: 21.3 percent return on invested capital. This level of return underscores our ongoing, disciplined approach to managing our business: On every investment we make, we expect significant returns.

These three numbers—3.057 million, 11.1 percent, 21.3 percent—present a snapshot of fiscal year 2003. At the midpoint year of NISSAN 180, profitability is up, debt management has been replaced by cash management, and growth is occurring. We have already met two of the three commitments of NISSAN 180, achieving an eight percent operating profit margin and zero debt. The remaining task of selling an additional one million units will require our total focus, but we are confident we will do it.

The facts show that 2003 was a year of real value creation. Behind the numbers were the day-to-day actions and contributions of all the talented Nissan men and women around the globe. Their efforts took shape in many noteworthy accomplishments.

For one, ten all-new models were launched in markets around the world. We entered some new segments, such as mini-commercial vehicles in Japan, and created a stir in others, with our entry into full-size segments in the United States. Innovative designs continued to reflect the spirit of Nissan, from the thoroughly modern Cube Cubic to the bold Titan truck. We offered our customers competitive products and services to meet their needs and delight their senses, and sales volumes were up in every region as a result.

In 2003, we celebrated the startup of the Canton Plant in the United States. With unanimous, cross-functional teamwork, our employees and supplier partners rose to meet the extreme challenge of starting production at a new plant and launching five new models in eight months' time. The fighting spirit shown by our

Canton work force was an inspiration to our entire global team.

The past year also marked the startup of Dongfeng Motor Company, Ltd. With our 50-percent ownership of one of China's largest auto manufacturers, Nissan is now well positioned to compete effectively in the world's fastest-growing automotive market. We foresee great opportunities to grow our business in China in both the passenger car and truck markets.

All the achievements of 2003 were significant, but not for the past year alone. The investments we have been making in our operations, in our brand, in our products and in our people are positioning Nissan for even greater performance in years to come.

Looking ahead

Beginning in April 2005, our midterm future will be charted by the commitments outlined in NISSAN Value-Up, our next three-year business plan. If the Nissan Revival Plan represented survival and NISSAN 180 started growth, then NISSAN Value-Up expresses our aim for indisputable performance leadership in the global automotive industry.

With three critical commitments relating to growth, sustained profitability and return on investment, NISSAN Value-Up will be the framework for the growth initiatives we will pursue in every major region of the world.

Convinced that we have ample opportunity for continued growth, we are realistically ambitious. Our vision is clear and our strategy is sound, but we know our success is far from guaranteed. We have to earn our results one day at a time, one customer at a time. Even though we are making progress in many areas, we are constantly learning, adapting and making improvements to assure that Nissan will deliver its very best.

The credibility of the Nissan brand is growing. Financial performance trends are positive. Our technical capabilities are expanding. We continue to benefit from synergies in alliance with Renault. As this year's sustainability report will show, we are delivering measurable value for all our stakeholders.

In an intensely competitive industry and amid challenging market and economic conditions, Nissan is steadily moving forward in the right direction. And we believe we have many more good years ahead of us.



Carlos Ghosn
President and Chief Executive Officer

The Realization of Sustainable, Profitable Growth

With the second year of the three-year NISSAN 180 business plan completed, the results are unequivocal: Nissan is moving aggressively toward sustainable, profitable growth. In fiscal year 2003, the company has reported record earnings, and an operating profit margin that continues to lead the global automotive industry. NISSAN 180 has moved ahead of schedule to reinforce Nissan's position among the top automakers of the world:

- Consolidated net revenues rose by 8.8 percent from 2002, to a total of **¥7.43 trillion**. This was despite a negative impact from movement in foreign exchange rates of ¥111.6 billion, and came largely from a higher sales volume and mix.
- With a consolidated operating profit of **¥825 billion**—an improvement of 11.9 percent, and a new record—Nissan can boast an operating profit margin of 11.1 percent, the top level of all global automakers. This figure is almost ten times the ¥83 billion profit figure of fiscal year 2000, when the Nissan Revival Plan began building the new road to profitability—a process continued by NISSAN 180, and soon to be taken on by the new business plan, NISSAN Value-Up.
- Global sales of Nissan vehicles totaled **3.057 million units**, exceeding the forecast of 3.040 million. Not only is this a 10.4 percent increase over fiscal year 2002, or 287,000 more vehicles, but this is the first time in 13 years that Nissan has sold more than three million units annually.

Nissan is the most profitable global automotive company.

Consolidated Net Revenue

Consolidated Operating Profit/Margin

Global Retail Sales



429.2
825
3,057
+10.4%
10.8
11.1%
7.9
4.8
1.4
'99 '00 '01 '02
'99 '00 '01 '02
'99 '00 '01 '02
737
2,771
489
2,597
290
2,633
82
2,530

Looking to the Future

As NISSAN 180 comes to a close in the coming year, the pace of change will only continue to accelerate. There are great risks and great opportunities in the coming year; the risks include foreign exchange rate fluctuations, rising commodity prices and interest rates; the opportunities—the strengths arising from NISSAN 180's implementation.

The predictions for the coming year:

- Net revenue of **¥8.176 trillion**, up 10.1 percent
- Operating profit of **¥860 billion**, up 4.3 percent
- Ordinary profit of **¥846 billion**
- Net income of **¥510 billion**
- Capital expenditures will be **¥480 billion**
- ROIC will remain **above 20 percent**

Growing Globally

In fiscal year 2003, Nissan sales grew in every one of its main markets: Japan, North America, Europe; and in General Overseas Markets, its other main sales areas around the globe. In all, Nissan sold 3,057,000 vehicles, a 10.4 percent increase over the previous year, and ahead of forecast. This figure, in fact, represents the first time in 13 years that Nissan has sold more than three million vehicles—and more growth is coming.

For fiscal year 2004, Nissan is predicting growth in worldwide sales of 10.5 percent over 2003, to 3.38 million units. To achieve this, the company has set a number of challenging sales objectives:

Japan: Sales of **870,000 units**, or growth of four percent.
US: Break the **one-million-unit** barrier in fiscal 2004, a growth of 16.8 percent and the first time ever to reach this figure.
General Overseas Markets: Sales of **972,000 units**, representing an increase of 18.2 percent over the previous year.

For more information on Nissan's world markets, please see page 30

New Models for Fiscal Year 2004

Murano	Minivan	X-TRAIL*
Compact Hatchback #1	Altima	Pathfinder
Luxury sedan	Compact Hatchback	Frontier King Cab
Compact sedan	Full-size SUV	Frontier Crew Cab
Compact MPV	Crossover SUV	Xterra
Compact Hatchback #2	Luxury coupe	M45
	Compact MPV	
	Infiniti full-size SUV	

*X-TRAIL: Canada only

General Overseas Markets

NISSAN 180 Sales

Progress Toward NISSAN 180 Target: One Million Additional Units Sold



One million additional units sold
3,380
+783
'01 '02 '03

Retail Sales by Region



Japan
U.S.
Europe
GOM*
1,000
538
972
714
719
493
672
'01 '02 '03

*Including Mexico and Canada


NISSAN

An Ambitious Plan: NISSAN Value-Up

NISSAN
Value-Up

Even before its completion, NISSAN 180 has surpassed many of its initial goals. It has brought Nissan into a new stage of profitable growth. Perhaps more importantly, the successes it has created has instilled a renewed sense of pride in Nissan employees, and increased confidence for the future.

Today, Nissan looks to the future with an even more ambitious plan: NISSAN Value-Up. This three-year plan, like the Nissan Revival Plan and NISSAN 180 before it, carries a clear message of its intentions, backed by strong commitments to achieving them. NISSAN Value-Up will be implemented in April 2005, with three commitments:

- To reach annual global sales of **4.2 million units** by the end of fiscal year 2007;
- To maintain the top-level operating profit margin in the automotive industry—requiring the achieving of double-digit figures;
- To maintain a return on invested capital (ROIC) of **20 percent or higher**.

The commitment for growth represents an increase of 820,000 units over fiscal year 2004, and growth rates slightly higher than that of NISSAN 180. This additional sales will come from around the globe; General Overseas Markets, led by China, are expected to grow by 350,000 units, the US and Canada 250,000, Japan 150,000 and Europe 70,000 additional vehicles. This would mean that, at the end of NISSAN Value-Up, the US, with 1.2 million annual units, Japan with greater than one million and China, with over 500,000 units, will be Nissan's three main country markets.

New product releases in NISSAN Value-Up will be at the same brisk pace as during NISSAN 180. A total of **28 new models** will be released during the three years of the plan. Along with renewal of many current models, seven innovative new models will also be released, while other models will expand their geographical reach into new markets.

NISSAN Value-Up Sales Volume



,200
'01
'04

Consolidated Operating Profit Margin



1.1%
10%
10.8
1.4
(double-digit)
NRP
NISSAN 180
NISSAN Value-Up
'99
'00
'01
'02
'03
'04

Return on Invested Capital



21.3%
At or above 20%
20%
19.8
12.7
NISSAN 180
NISSAN Value-Up
'02
'03
'04

Model Launch Schedule, Fiscal Years 2002–2007



2002
2003
2004
10
9
28

A Focus on Performance



FOR NISSAN TO REACH ITS GOAL OF SUSTAINABLE, PROFITABLE GROWTH, EMPLOYEES MUST HAVE AN ULTIMATE OBJECTIVE OF CREATING VALUE. TO ACCOMPLISH THIS, A PLAN TO ENSURE THE QUALITY OF MANAGEMENT WAS ESSENTIAL: THE NISSAN MANAGEMENT WAY. AN EFFICIENT PLAN THAT POINTS THE RIGHT DIRECTION; EFFECTIVE EXECUTION THAT ACHIEVES THE OBJECTIVES WITHOUT FAIL.

Cross Functionality

The Nissan Management Way is a program to increase management quality and increase the speed of decision making—and therefore to speed response to the customer. It is driven by a focus on individual commitment, where the individual and the organization are more tightly joined and competencies are enhanced.

The primary concept behind it is cross-functionality, bringing together employees across corporate and physical borders so that creative thinking—and even healthy conflict—can be brought to bear on the challenges for Nissan as it continues to grow and change. The things that customers demand from Nissan—quality products, service and support—are not separately created, but are the result of cross-functional activities.



Town hall meeting with President Ghosn at Nissan's Tokyo head office

Cross-Functional Teams

Cross-Functional Teams (CFTs), first established at Nissan in 1999, are the clearest realization of the cross-functional concept. Many different professionals within the company, representing various business sections and geographical regions, are brought together to solve problems by focusing on specific issues, introduce new ways of thinking—and to rethink current business processes. Each CFT was under the leadership of two Executive Committee members, each headed by a "pilot," and each given a specific topic to handle.

Now expanded to include 14 CFTs, this concept continues to provide fresh thinking and vision for the company. Issues of time, cost, quality and profit also all move across functions. The CFTs continue to address strategic and structural issues, and to propose breakthrough ideas to enhance the company's operations and profitability. And it is a positive process: the CFTs are entrusted to do their work with a sense of passion and enthusiasm.

Two new CFTs were formed in 2003. The first focuses on finding solutions to ensure a genderless company, one that will be increasingly attractive in the recruiting of top women employees, and provide an outstanding purchasing experience for women customers.

The second is dedicated to discovering processes for time reduction, aiming at



increased customer value and higher company performance.

V-up Program

The V-up Program is a tool designed specifically to help management find the solutions to reach NISSAN 180 goals. It is cross-functional across departments, and is designed so that quantifiable results can be obtained.

To date, a total of 2,950 V-up projects have been initiated; these have created total savings for the company of ¥33 billion.

Two-Way Communications

One of the key factors in the Nissan Management Way has been two-way communications between management and employees—increasing transparency, building trust and accelerating the sharing of best practices.

Delegating Authority

Nissan is known for its innovation, and its ability to do things in an original way. At the same time, decisions must also be made based on a constant standard to assure consistency while improving efficiency and speed.

To create this clear standard for decision making, Nissan has created the Delegations of Authority standard. It is a management tool that helps to identify the players involved in a decision by clarifying responsibilities, while also assisting in identifying the policies, procedures and rules that may be linked to the decision. This eliminates the time wasted by redefining players whenever a decision must be made. Delegation of Authority is now in use in Japan and North America, and will be implemented throughout Nissan in Europe and other markets—making it a global, yet customized marketing tool.

Basic Corporate Governance Policy and Status of Implementation

Basic Policy regarding Corporate Governance

Corporate governance is an important responsibility of management, and its most important role is to clarify the responsibilities of Nissan's management team. At Nissan, clear management objectives and policies are published for the benefit of shareholders and investors, and achievements and results are announced early and with as much transparency as possible. The enhancement of corporate governance by full and fair disclosure is the responsibility of management.

The Company's organization and systems for internal control

Nissan operates under the dual governance of a Board of Directors and a Board of Corporate Auditors, both based on the provisions of the Commercial Code of Japan. The Board of Directors is responsible for resolutions governing important business decisions, while the Board of Corporate Auditors supervises and controls the execution of Nissan's most important business functions.

To strengthen the audit function, the shareholders will be asked on June 23, 2004 to approve a resolution increasing the number of corporate auditors from four to five, three of whom will function concurrently as external corporate auditors. Furthermore, a Japan Internal Audit Office has been established at Nissan to conduct internal audits of operations on a regular basis, with the Chief Internal Audit Officer being responsible for conducting global audits.

Thus, a three-way audit control system has been adopted through a combination of the Board of Corporate Auditors, Nissan's internal audit functions, and the audits conducted by the independent auditors.

Nissan has ratified its "Nissan Global Code of Conduct" and has established a "Global Compliance Committee" to reinforce the implementation of compliance with laws and ethic standards and to prevent any illegal or unethical conduct within the global Nissan Group.

A Big Lineup

NISSAN CONTINUED TO WIN NEW CUSTOMERS THROUGH ITS NEW PRODUCTS. FOLLOWING ON THE UNPRECEDENTED LAUNCH OF 12 PRODUCTS IN FISCAL YEAR 2002, NISSAN HAD A BIG YEAR IN FISCAL YEAR 2003 WITH TEN NEW PRODUCT LAUNCHES, INCLUDING THE COMPANY'S ENTRY INTO THE FULL-SIZE TRUCK AND SUV MARKETS.

Model Launch Schedule
Fiscal years 2000–2004


'00
'01
'02
'03
'04
4
5
12
10
9

Building on the biggest-ever launch of new products from Nissan in fiscal year 2002, the Nissan lineup launched during fiscal year 2003 is perhaps the most complete and exciting ever offered. "Big" literally is the word for this lineup; it includes the all-new Titan pickup and the Armada SUV, Nissan's first appearance in the full-size truck and SUV markets. It's not simply big vehicles however; the lineup includes an exciting mix of sedans, crossovers, minivans, light commercial vehicles, SUVs and trucks.

These exciting new products are intended to do one thing: help build Nissan sales globally. An automaker can only grow by selling more cars, and the first of NISSAN 180's goals is to sell an additional one million new vehicles annually in September 2005 as compared to the beginning of the program. The ongoing release of new, attractive and innovative products, along with efforts to enhance sales, will not only attract new customers to Nissan but help to ensure that their next purchase will also be a Nissan.

Canton-Born: New Releases from Nissan's New Facility

The opening of the Canton Plant in Mississippi during fiscal year 2003 marked an important milestone in Nissan's investments in the North American market. The Titan full-size pickup truck, available in


4X4
NISSAN

TITAN KING CAB


SHIFT

King Cab and Crew Cab models, was very successfully released into the market in 2003, and was largely conceived, developed, styled and engineered in North America and produce at the Canton Plant. It is a full-size vehicle; available in two- and four-wheel drive models, the Nissan Titan features a newly-designed Nissan Endurance 5.6-liter DOHC V8 engine developing over 300 horsepower. Nissan also successfully launched the new full-size Armada SUV, featuring the same brawny powerplant as the Titan pickup, and the Quest minivan, a unique vehicle that redefines the minivan category with style, innovation and driving performance.

ARMADA



Increased Light Commercial Vehicle Strength

Nissan continued to expand its commercial vehicle lineup through the year, launching the mini-commercial-class Clipper truck and Clipper van in the Japanese market, and the Kubistar light commercial van in Europe. The two Clipper vehicles expand Nissan's light commercial vehicle lineup in Japan's important mini segment. Both provide surprisingly large cargo carrying capacity

QUEST



TITAN CREW CAB




KUBISTAR

KUBISTAR



CLIPPER TRUCK



350Z ROADSTER/FAIRLADY Z ROADSTER

in compact dimensions, and have been certified as excellent low-emission vehicles (E-LEVs) by Japan's Ministry of Land, Infrastructure and Transport.

The Kubistar is the third double-badged light commercial vehicle made possible by the Alliance with Renault. It is designed to be small enough for maneuverability on Europe's city streets and deliver top fuel economy while providing a full-volume, convenient cargo space and heavy-load-carrying capability.

The Z Rolls On

Since its launch in 2002, the 350Z has regained the Z's traditional leading role in the sports car market. In fact, it is the best-selling sports car in the US, representing fully one-quarter of the entire market. For fiscal year 2003, the 350Z received its European market launch, while Nissan added the 350Z Coupe and the highly-anticipated 350Z Roadster (Fairlady Z Roadster in Japan), which adds open-top fun to the Z's high performance and driving excitement, in the US and Japan markets.

Coming in 2004

New Nissan models will continue to emerge in 2004, as Nissan moves ever closer to reaching the total of 28 new models to be introduced over the three years of NISSAN 180.

The changes for Japan begin with the domestic launch of the award-winning Murano crossover SUV. The Tiida, with the characteristics of a luxury sedan with the price and size of a compact, will first be launched in Japan and then in other overseas markets. Four other new models will bring the total to six launches for Japan.

TIIDA


TIIDA





FRONTIER



PATHFINDER



TEANA

In the US, the all-new Pathfinder will be launched in fiscal year 2004. The vehicle will have a larger interior and standard three-row seating. Another much anticipated launch will be the all-new Frontier, a truck that builds on Nissan's expertise in the compact truck segment—a segment Nissan practically invented—in a bigger, stronger package. The second-generation Xterra reinforces the strengths that made it the leader of the SUV market when it was introduced in 1999. The new Xterra will be based on the rugged F-Alpha platform used in the Titan and Armada, with a new 4.0-liter V6 VQ engine. And the new Infiniti M45 will redefine both this popular, muscular luxury sedan, and the entire Infiniti line. It combines the best of power, refinement, technology and style in a dynamic package.

The highlight of other markets worldwide will be the launch of the luxurious Teana sedan in the Chinese market. To be produced in China by Dongfeng Motor Co., Ltd., the Teana will mark not only a new step for the Nissan joint venture in the country, but for China's auto market as well.


NISSAN

XTERRA

Building the Brand with World-Leading Design

DESIGN IS KEY TO TODAY'S EXPANSION OF THE NISSAN BRAND. IT DEFINES THE FIRST AND LASTING IMPRESSION CUSTOMERS HAVE ABOUT THE NISSAN PRODUCT, AND PLAYS AN IMPORTANT ROLE IN EXPRESSING THE NISSAN BRAND IDENTITY. THE AIM IS TO CREATE DESIGN THAT REVERBERATES IN THE HEART, APPEALS TO THE MIND'S EYE AND DELIVERS CONCEPT AND MESSAGE.

Design is the interface between customers and the brand. Nissan believes that it has the speed and power to communicate across borders through form and shape.

Nissan designers realize that a car is much more than metal, rubber and fabrics. It's more than mere transportation. The automobile represents freedom, self-expression—even desire. Understanding this fundamental concept allows designers to blend passion and practicality, creating cars that meet customers' unanswered needs. In doing so, they work closely with Nissan's product and planners to foster innovative concepts and designs with impact. They can dare to be bold in their designs, but it is a boldness tempered by thoughtfulness.

The commitment is straightforward: Nissan design will be a creative force that stirs creativity, nurtured innovation and challenges the conventional to create attractive, distinctive products.

Concept cars: where Nissan designs step out, show their creativity and point the way to Nissan's future look:









Qashqai

The Qashqai is a compact crossover with an advanced electronic 4WD system—an Urban Nomad. It is the first complete design project from the new Nissan Design Europe center in London, which opened on January 1, 2003. Large wheels and exaggerated wheel arches give the vehicle a purposeful stance, echoing the strength of a large 4x4, but with delicate design touches that endow it with a softer, less aggressive look.



Fuga

A sporty exterior suggests the Fuga's superb dynamic performance, while the interior offers roominess unimaginable in the conventional concept of a sedan. In addition to a tall overall height that provides ample headroom, Fuga also successfully expands the legroom for rear-seat occupants.





Actic

The Actic is what Nissan calls a "content rich" design: a sleek, aerodynamic Small Crossover concept vehicle. It provides both functionality and personality, with a modular six-passenger interior with flexible seating, an IT system with unique overhead display screens, long wheelbase matched with a wide body and unique roof design.



Jikoo

The Jikoo transcends time and space—building on the lines of the 1935 Datsun Roadster, it is a fusion of advanced technology and the craftsmanship of Edo, the old name for Tokyo. Even the navigation system fuses locations in modern Tokyo with a map of Edo and historical notes.



Effis

The Effis is designed to be the ideal commuter vehicle of the future; a fuel cell vehicle packed with radical, ingenious solutions. Minimal on the outside, it provides a flexible 3.5-seat interior.

Awards

Nissan design continued to be acknowledged globally in an impressive list of awards:

March/Micra:
- Red Dot Design Award, Design Center of North Rhine Westphalia, Germany
- Auto Color Awards 2004, Japan Fashion Color Association

Teana
- Good Design Award 2003, Product Design Division, Japan Industrial Design Promotion Organization
- Best Value Award, 2003-2004 Japan Car of the Year Awards
- Auto Color Awards 2004, Auto Color Designers' Award, Interior Color Division, Japan Fashion Color Association

Fairlady Z
- Auto Color Awards 2004, Auto Color Designers' Award, Technical Division, Japan Fashion Color Association

Cube
- Good Design Award 2003, Product Design Division, Japan Industrial Design Promotion Organization

Skyline Coupe
- Good Design Award 2003, Product Design Division, Japan Industrial Design Promotion Organization

Qashqai
- Best Concept/Prototype Award, British Motor Show

Other

Nissan Retail Environment Design Initiative
Good Design Award 2003
Construction/Environmental Design Division

Nissan Visual Identity System
Japan Typography Almanac 2003 Grand Prix, Japan Typography Association

Nissan Sign Design System
SDA Outstanding Performance Award, Japan Sign Design Association

R&D Investment in the Future

NISSAN CONTINUES ITS INVESTMENT IN THE FUTURE BY ALLOCATING SIGNIFICANT NEW RESOURCES TO RESEARCH AND DEVELOPMENT. NEW TECHNOLOGIES ARE THE BASIS FOR TOMORROW'S SUCCESS; NISSAN SEES THE CONTINUED STRENGTHENING OF ITS R&D EFFORTS AS A NECESSARY PART OF CREATING LONG-TERM, PROFITABLE GROWTH.

Research and Development
(Billion Yen)
⊏⊐ Percent of net revenue


354.3
4.2
4.4
'01
'02
'03
300.3
262.1

Capital Expenditure
(Billion Yen)
⊏⊐ Percent of net revenue


427.3
5.5
5.3
'01
'02
'03
377.9
293.8

In fiscal year 2003, the second year of NISSAN 180, the company continued not only to streamline, but more importantly to make the investments need to ensure the company's future profitable growth. Always a leader in technological development, Nissan continued to increase R&D expenditures ahead of the growth of revenue. From ¥300.3 billion in fiscal year 2002, Nissan increased its R&D expenditures in fiscal year 2003 to ¥354.3 billion.

An interesting new R&D development is in an area of keen interest for Nissan today: China. Dongfeng Motor Co., Ltd., the joint venture of Nissan and Dongfeng Motor Corporation, is investing RMB330 million (US$40 million, or ¥4.6 billion) in a new passenger vehicle R&D center in Guangzhou City. The center, which is expected to begin operations at the end of 2005, will focus on the localization of Dongfeng's models for China, and on making use of Nissan's global R&D technologies. The aim is to reduce Dongfeng's costs while maintaining Nissan's global quality levels. In Taiwan, Nissan is also increasing its work with Yulon Nissan and its R&D center in Taiwan. And in Japan, operations began in 2003 at the new Nissan Advanced Technology Center.

A Focus on Practical, Pragmatic Technology

Nissan can boast the development of some of the most advanced technology in the automotive world. But its core concept is that the application of that technology



Intelligent Key



must be real-world, useful, pragmatic and easy for the customer to use.

The cutting-edge human-machine interfaces showcased on Nissan's Fuga concept car, first unveiled at the Tokyo Motor Show 2003, illustrate Nissan's ongoing development of interfaces that are safer, easier to see and simpler to use.

The side blind monitor, featured on the Presage in Japan and soon on additional upcoming models, helps reduce the blind spot on the front left side of the vehicle through the use of a monitor. This aids the driver when maneuvering in tight or congested areas.

The Intelligent Key allows doors and tailgate to be opened and closed without the key ever being removed from a pocket or handbag, through a sensor on the vehicle that can tell when the Intelligent Key is brought close to it. The engine can be turned on or off by a switch, without using the key. The Intelligent Key is now available on approximately one-third of all Nissan models, with an increasing number to be equipped in the future.

Another system designed to reduce driver workload in low-speed driving situations is the new Adaptive Cruise Control (ACC) system with low-speed following capability. Planned to be introduced in Japan in 2004, this new system can automatically keep a fixed distance from the car in front of the vehicle, even at speeds below 40 kph. This new low-speed feature helps to reduce driver fatigue and stress in a wide range of situations, from low to high speed.



Enhanced side vision with the side blind monitor

Adaptive Cruise Control (ACC) system



Following
Deceleration
Acceleration
Deceleration
Acceleration



3.5-liter VQ V6 engine

High Technology Under the Hood

Not all practical technological developments are directly touched by human hands, of course. For example, Nissan has long been known as a leader in engine technology, a status confirmed in 2003 when the 3.5-liter VQ V6 engine was named to the annual Ward's Ten Best Engines list for the tenth straight year—the only engine that has been on the list every year the award has been presented. The VQ powers a number of new Nissan and Infiniti vehicles in the United States, including the Altima and Maxima sedans, 350Z sports car, Murano crossover SUV, Quest minivan, Pathfinder SUV, and the Infiniti I35 sedan, Infiniti G35 Sedan and Coupe and the Infiniti FX35 crossover SUV.



Super Motor



Compact Lithium-Ion Battery



EFFIS



Nissan is also developing the powerplants of the future today—and not all are internal combustion engines. The Super Motor, introduced in the Effis concept car, is an electric motor with two rotors that rotate both within and around the motor's magnet. In traditional motors, the power is derived from a rotor revolving around a fixed magnet. This twin-rotor design allows for a far smaller motor, as well as for each shaft to be controlled separately, so that the left and right wheels can be driven independently. Energy for the motor comes from Nissan's advanced Compact Lithium-Ion Battery, a remarkably small and light battery unit. After years of research, Nissan succeeded in obtaining exceptionally high output in a laminated lithium-ion cell that reduces weight and volume by half compared to a conventional cylindrical battery. It is used in the X-TRAIL FCV fuel cell vehicle.

Nissan's use of common platform technologies also is being increasingly applied across a number of vehicles. For example, the new full-size Titan pickup, full-size Armada SUV and Infiniti QX56 SUV all share the same F-Alpha platform, along with a common powerplant.

Telematics/IT

Nissan led the market when it created the CARWINGS system, Japan's first total telematics service. CARWINGS integrates human-assisted and automatic services, mobile phone and personal computer technologies; the driver can access real-time traffic and weather information, receive email, make hands-free telephone calls, inform others of the car's current location, and ask operators for navigation, search and request roadside assistance. First available on the March, CARWINGS can now be ordered on 12 different Nissan models in the Japanese market.


厚木IC
東名
川口JCT
外環
東北
久喜IC
2時間以上
ダウンロード

Displays from the CARWINGS system

Ongoing Environmental Protection

IN THE NISSAN GREEN PROGRAM 2005 ENVIRONMENTAL ACTION PLAN, NISSAN DEMONSTRATES SIGNIFICANT, MEASURABLE IMPROVEMENTS IN ENVIRONMENTAL IMPACT. MORE THAN 90 PERCENT OF NISSAN GASOLINE PASSENGER CARS SOLD IN THE JAPANESE MARKET ARE NOW CERTIFIED AS U-LEVS, WHILE THE BLUEBIRD SYLPHY IS THE FIRST-EVER SUPER ULTRA-LOW EMISSION VEHICLE (SU-LEV). NISSAN ALSO BEGAN SALES OF THE X-TRAIL FCV FUEL CELL VEHICLE IN DECEMBER, 2003.

NISSAN
GREEN PROGRAM 2005

In January 2001, Nissan launched the Nissan Green Program 2005, an environmental action plan outlining concrete targets to be achieved by fiscal year 2005. On the product side, these include cleaner exhaust emissions, increased fuel economy, the realization of fuel cell technology and increasing the level of recyclablity for new Nissan vehicles. In production are goals to eliminate direct landfill disposal of waste and reduce incinerated waste. And in sales and service, all Nissan dealers in Japan are striving for Nissan Green Shop certification. In short, all activities throughout the company are increasingly focused on environment protection.

Expanding the Low-Emission Lineup

The Nissan Green Program 2005 goal of 80 percent or more of all domestic vehicles sold to be U-LEV (ultra-low emission vehicles) was reached in January, 2003—two months ahead of schedule, and far ahead of all other Japanese manufacturers. At the end of fiscal year 2003, fully 90 percent of gasoline-fueled vehicles sold in Japan were U-LEV vehicles—cars with exhaust emissions 75 percent or more below Japan's 2000 exhaust emission regulations.

Nissan pushed the exhaust emission envelop even further when, in December 2003, the Bluebird Sylphy became the first car ever to be certified as a SU-LEV—a super ultra-low emission vehicle, with exhaust levels some 50 percent lower than U-LEV standards. Likewise in the US, the Nissan Sentra CA is certified as the cleanest gasoline-fueled car in the world. Application of Nissan technology that is even more efficient, affordable and widely available in improving air quality.



BLUEBIRD SYLPHY SU-LEV

Realizing FCV Technology

Nissan is actively working to realize the full-scale production and daily use of fuel cell vehicles. Fuel cell technology offers outstanding efficiency and zero emissions—an ideal future power source. To realize their daily use, however, creating a new fuel supply system, *collecting of market data and promotional* activities will be required. In March 2004, Cosmo Oil Co., Ltd. leased the first Nissan X-TRAIL FCV and started a joint study with Nissan on a hydrogen supply system. This movement was followed by the Yokohama City and Kanagawa Prefectural governments, in the first-ever leasing of FCVs to promote the use of



low emission vehicles in the Tokyo Metropolitan area.

Nissan began its initial FCV research activities in 1996, and has conducted actual road tests since 1999. The X-TRAIL FCV 2003 model is a high-efficiency, hybrid fuel cell vehicle equipped with a newly developed fuel cell stack and, for the first time, Nissan's compact, high-power and high-performance lithium-ion battery. The X-TRAIL FCV's air conditioning system uses carbon dioxide as its refrigerant, a solution providing lower global warming impact than the currently used CFCs.

Hybrid Developments

Featuring a unique combination of a Nissan four-cylinder gasoline engine and new hybrid system components supplied by Toyota Motor Corporation, the Altima Hybrid is a new-generation hybrid vehicle that achieves the acceleration performance of V6 engines with higher fuel efficiency than compact cars. Nissan will further refine the vehicle based on this prototype, and start production of the 2007-year model of the Altima Hybrid in 2006.

Powertrain Contributions

Continuously variable transmissions (CVTs) provide not only seamless, shock-free acceleration, but enhance fuel economy and provide outstanding, environmentally-friendly performance.



ALTIMA HYBRID and X-TRAIL FCV

Nissan was the first in the world to develop a CVT for a 3.5-liter engine platform—the XTRONIC CVT—featured on the Teana and Presage in Japan, and the Murano in the US.

Advancing Recycling

Nissan achieved a more than 90-percent recyclability rate for all of its vehicles sold since 1999, and is now working toward 95-percent recyclability for all vehicles by 2005, a level already met by the March, Cube and Cube Cubic.

Nissan partially modified a waste incinerator at the Oppama Plant in Kanagawa Prefecture, and has begun energy recovery using automobile shredder residue (ASR). This is the first time that any carmaker has used its own existing incineration facilities to process ASR. The thermal energy generated during incineration is converted into steam that can be put to effective use in humidification for the pre-painting processes at the Oppama Plant.


NISSAN

Cosmo Oil leases the Nissan X-TRAIL FCV



XTRONIC CVT



ASR energy recovery project

A Commitment to Greater Safety

CAREFULLY ANALYZING REAL TRAFFIC ACCIDENTS IS THE FIRST STEP TOWARD DEVELOPING SAFETY TECHNOLOGY. THE QUEST IS TO DEVELOP SAFER VEHICLES THROUGH A COMPREHENSIVE ANALYSIS OF ACTUAL ACCIDENT DATA INVOLVING NISSAN VEHICLES; THE GOAL IS TO REALIZE A MAJOR REDUCTION OF FATALITIES AND SEVERE INJURIES.







Adaptive Front-lighting System (AFS)

The Passion for Safety

Nissan's policy toward safety is a quest for Real World Safety. Nissan has long worked to create safer vehicles, analyzing actual accident data involving Nissan vehicles in Japan. This data is the basis for Nissan's development strategies for safety technologies in the Japanese market, with the goal to cut the number of serious and fatal injuries in Nissan vehicles to half the level of 1995.

Nissan is expanding adoption of the Active Head Restraint System, which is effective in rear collisions, and the SRS Curtain Airbag System, an effective countermeasure in side collisions. The Active Head Restraint System moves the headrest forward, reducing rearward rotation and motion of the head and neck. Test results show a 45-percent reduction of the twisting force on the neck and a 60-percent reduction of rotation of the head to the rear, helping to significantly reduce impact on the neck. This system will be installed in many Nissan passenger cars and RVs in fiscal 2004. The SRS Curtain Airbag System is designed to help protect passengers in both front and rear seats from impact to the head in a side collision, utilizing airbags that deploy from the roof rails. Most Nissan passenger cars and RVs will be equipped with this innovative device by fiscal 2005.

Realizing New Technologies

Nissan's safety research and development activities, based on Real World Safety data, have resulted in the introduction of advanced safety technologies including Intelligent Brake Assist, the Brake Operated Pre-crash Seatbelt System and the Adaptive Front-lighting System (AFS), all of which are installed on the Cima.

Intelligent Brake Assist was developed to help reduce occupant injuries in rear-end collisions, which account for roughly 30 percent of all accidents in countries such as Japan and the US. Intelligent Brake Assist uses a laser radar sensor to measure the distance to the vehicle in front of the car as well as the relative speed between the vehicles. When the sensor determines that a collision may be unavoidable, it sounds a warning and automatically applies the brakes.

The Brake-Operated Pre-crash Seatbelt System, estimated to be effective in as many as 25 percent of all fatalities and serious injuries, was created using Nissan-patented technology. If the sensor



monitoring the driver's brake operations detects emergency braking, or the Intelligent Brake Assist activates to apply emergency braking, an electric motor retracts the front seatbelts to help restrain the occupants. In cases where a collision cannot be avoided, this early restraint helps maximize the effectiveness of other safety devices, and helps reduce injuries.

The Adaptive Front-lighting System (AFS) helps to increase visibility at night. Sensing the car's speed and direction of steering, additional lighting is applied to a forward curve or an intersection so that objects or pedestrians are illuminated for better visibility for the driver.

Nissan is the first automobile manufacturer to introduce a Lane Departure Warning System in the US. It will be adopted on the 2005 Infiniti FX Crossover SUV. In the US, 55 percent of all fatal accidents are caused by lane departure resulting from driver distraction, inattention or drowsiness. This system uses a camera, speed sensor, indicator and warning buzzer. When the system detects the unintended departure of the vehicle from the lane, it provides an audible and visual warning to the driver.

Advanced Technologies

Nissan continues to develop smarter, highly effective safety systems that will make tomorrow's cars even safer. One new system under development is the Braking Control System for Collision Avoidance Assistance. When the driver makes an emergency steering operation to avoid an obstacle in front of the car, the system assists the driver in evasive steering maneuvering by actively controlling the braking power on each wheel according to the traveling condition of the vehicle and information obtained by the radar and other sensors. When the system senses an impending collision with a vehicle or obstacle in the road, the speed is automatically reduced to prevent a collision or lessen the collision impact.



Active Head Restraint System

Braking Control System for Collision Avoidance Assistance


Stopped vehicle
Preceding vehicle
Host vehicle
Area detected by camera
Area detected by laser radar

Nissan Hello Safety Campaign

The Nissan Hello Safety Campaign in Japan, first held in 1972, brings Nissan dealerships in cooperation with local communities in an effort to eliminate traffic accidents. This nationwide event is held three times every year.



Oppama Plant employees at a local preschool traffic safety event, part of the Nissan Hello Safety Campaign

The Productivity Leader—Positively

NISSAN CONTINUED TO LEAD THE INDUSTRY IN PRODUCTIVITY IN FISCAL YEAR 2003. ITS PLANTS ARE CONSISTENTLY THE MOST PRODUCTIVE IN JAPAN, THE US, AND EUROPE. WITH NISSAN PRODUCTION WAY, THE COMPANY HAS ESTABLISHED A SYSTEM TO ENSURE THAT IT HOLDS THAT RANKING, AS WELL AS TO CONTINUE TO STRENGTHEN ALL AREAS INVOLVED IN MANUFACTURING.

The Nissan Smyrna Plant set a new benchmark for productivity in fiscal year 2003, according to Harbour Report North America. The Report noted that the plant, located in Tennessee state and which produces the Altima, reached the figure of 15.74 labor hours per vehicle—the highest ever in the history of the Report. In a remarkable seventh year running, Nissan's Sunderland, UK plant was ranked number one in Europe, according to the World Markets Research Centre. And Nissan remains the productivity leader at home in Japan.

Productivity alone is not the goal, of course. Through Nissan Production Way (NPW) , the company continues to work towards true Douki-Seisan—a build-to-order system schedule that is synchronized with the customer's needs, to provide a higher level of service, more individualized choice, and swifter product production and delivery. The NPW sets out two "never ending" goals: to continuously work for the synchronization of Nissan's manufacturing with customer needs, and an ongoing quest to identify problems in the manufacturing process and to put solutions in place.



Altima production at the Smyrna, Tennessee plant



Strengthening Global Production

The opening of the 3.5-million-square-foot, US$1.43-billion Canton, Mississippi plant marks a new phase for production at Nissan, adding significantly to attaining the NISSAN 180 commitment of one million new units annually. The plant not only opened on schedule but was able to realize the launch of five new vehicles from the plant within just eight months—a feat unmatched by any other automaker.

The plant illustrates the Nissan Integrated Manufacturing System (NIMS). This incorporates:

- Global standard flexible line, featuring multi-model random sequence production.
- Introduction of an additional model in just 1.5 months;
- Integrated production with suppliers.
- Increased adoption of modular assembly, including the cockpit, front end, door and headlining
- Ergonomic production line, which lightens the workload for operators



Completion of the first Titan at the Canton, Mississippi plant







Production at the Oppama Plant, Japan

In Spain, Nissan invested €400 million into its Nissan Motor Ibérica SA plants for the production of a 4x4 SUV and Pickup, as well as a new 2.5-liter common rail diesel engine. This investment is part of Nissan's strategy to develop its Zona Franca plant in Barcelona as a 4x4 and light commercial vehicle hub.

Dongfeng Motor Co., Ltd., founded in 2003 by Nissan and Dongfeng Motor Corporation of China, successfully became the first joint Sino-foreign full-line vehicle manufacturer. The new Sunny sedan, released in July 2003, was the first Nissan-branded model produced by the company; this will be followed by six new models by 2006. One of the plants supporting this is the Guangzhou Huadu Plant, which has an annual production capacity of 150,000 units. The goal is to establish Dongfeng as a globally competitive automobile manufacturer.



Production at the Guangzhou Huadu Plant



Passenger vehicle production at the Dongfeng Motor Co., Ltd. Guangzhou Huadu Plant

World-Class Cost Performance

NISSAN HAS DRAMATICALLY REDUCED ITS PURCHASING COSTS—ITS LARGEST COST AREA—THROUGHOUT NISSAN 180. LEVERAGING THE STRENGTHS OF THE NISSAN 3-3-3 PROGRAM AND THE RENAULT-NISSAN PURCHASING ORGANIZATION (RNPO), COSTS HAVE BEEN REDUCED AHEAD OF SCHEDULE, AND CONTINUE TO BE CUT.



Nissan 3-3-3 activity meeting

The second year of NISSAN 180 saw the continuation of a trend necessary for Nissan's profitability—the ongoing cuts in purchasing costs.

Purchasing represents the highest source of costs for any automaker, so Nissan saw that improvements would be a key part of returning the company to sustainable, profitable growth. NISSAN 180 has a commitment of a 15-percent reduction in costs, building on the 20 percent reduction already achieved during the Nissan Revival Plan. In 2003, cost cuts continued, moving on schedule toward the NISSAN 180 commitment.

The first tool to realize this cost reduction is the Nissan 3-3-3 program. Three sets of "3s": a teamwork of supplies, purchasing and engineering; the three regions of Japan/Asia, the Americas, Europe/Middle East/Africa; and a three-year period. By focusing on these important groupings, Nissan has been able not only to cut costs, but to increase efficiency and realize higher cost performance while actually improving quality. In all, Nissan 3-3-3 has been a win-win situation for both Nissan and its suppliers, both of whom benefit from expanded business volumes.

Reduced Purchasing Costs

Purchasing cost reduction (percent)


100
80
NRP
-20%
NISSAN 180
-15%
Target
'99 '00 '01 '02 '03 '04 (FY)

Joint Purchasing Moves Ahead

When two major global automobile manufacturers joined in the Renault-Nissan Alliance, they brought together a remarkable level of purchasing power. To leverage this strength, the Renault-Nissan Purchasing Organization (RNPO), a joint purchasing company, was established in 2001. Since its founding, the RNPO has continued to build the highest purchasing competitiveness in quality, cost and delivery, while managing supplier relations on a global basis.

In fiscal year 2003, the share of purchasing for both companies handled by RNPO was boosted dramatically, rising from 43 percent of total global purchasing to fully 70 percent. This represents an increase in total value from US$21.5 billion in 2002 to some $33 billion in 2003.

Closer Ties to the Customer

EVEN THE BEST PRODUCT CAN'T SELL ITSELF; SALES IS THE PLACE WHERE THE ONE-TO-ONE CONNECTION IS MADE WITH THE CUSTOMER. NISSAN'S NEW RANGE OF EXCITING, ATTRACTIVE PRODUCT CAN DRAW THE CUSTOMER TO THE SHOWROOM, BUT IT IS PROFESSIONAL, COURTEOUS SERVICE THAT ENSURES THAT CUSTOMERS FIND BUYING AND DRIVING A NISSAN CAR A REWARDING EXPERIENCE—AND ONE THEY WILL REPEAT.

Global Sales Volume

Fiscal years 2000–2003
(Units: 1000s)


3,600
3,057
'00
'01
'02
'03
Nissan 180 Target
2,771
2,597
2,633

Contribution of Key Regions to Net Sales

Fiscal year 2003


Other Markets 26.9%
Japan 27.4%
Europe 17.7%
US 28.0%

Nissan's new models have been the engine that powers the company's growth. It is sales and service, however, that ties the customer more closely to the Nissan brand. Helping to enhance the positive response and service is the Nissan Sales and Service Way (NSSW), a global initiative to firmly establish the unique Nissan method of customer care and relations as one superior to other automakers.

This means a bond with the customer beyond stereotyped customer care; it means knowing intimately the varying lifestyles involving automobiles and needs that the customer may not even have noticed, and then to provide personalized care and service that matches the individual customer—and to do so in a swift and responsive way.

The ultimate goal is to place Nissan product in the top three in the industry in the Sales Satisfaction Index/Customer Service Index by 2010. To support this, the new Global NSSW Division was created in April 2003. This division is wholly dedicated to NSSW, and has global responsibility for planning, implementation and training. Another development is the renovation of 10,000 worldwide Nissan dealerships for a common Nissan visual identity.

Deeper Local Roots

In order to ensure profitable growth in its global markets, Nissan made a number of steps that will strengthen its position in a number of markets. In Japan, the company opened Carest Makuhari in Chiba Prefecture, and announced the upcoming construction of Carest Murayama, Tokyo, scheduled to open in summer 2005. Carest reflects Japan's increasing desire for comprehensive super-stores, and



Carest Makuhari, one of Nissan's new total automotive retail stores



provides for every area of automotive need under one roof, from new car sales through service and parts and accessories sales.

In Taiwan, Yulon Nissan Motor, a joint venture of Nissan and Yulon Motor Company, will support Nissan's presence both in Taiwan and China at every stage from engineering to sales and marketing. Nissan also announced plans to increase its investment in Siam Nissan Automobile Co., Ltd. and Siam Motors & Nissan Co., Ltd., both of Thailand, from 25 percent to 75 percent. This also will enhance not only manufacturing and sales in Thailand, but serve as a base for expansion into the ASEAN region. Nissan has expanded its business activities in Egypt, purchasing the assets of the existing manufacturing operation. During 2004 and 2005, Nissan will invest US$60 million in modernizing and expanding the current facilities, preparing Egypt as an automotive production base for the Middle East and North African regions. Nissan Korea Ltd., established in February 2004, marks the first time that the Infiniti brand will be marketed in a dedicated sales network outside of North America. It will begin sales of five Infiniti models from mid-2005. In August 2003, Nissan established Nissan Motors Rus, a new Russian sales company in the country's growing auto market; operations began in January 2004.



Japan dealership

CUBE CUBIC



MURANO



ALTIMA



Japan Unit Sales /Market Share

(Units: 1000s, including minicar sales)

Market share (%)*



837
19.1
17.8
17.9
19.0
'99 '00 '01 '02 '03
816
714
733
760

*Market share does not include minicar sales

US Unit Sales /Market Share

(Units: 1000s, retail sales basis)

Market share (%)



856
4.0
4.3
4.2
'99 '00 '01 '02 '03
726
719
744
713

Japan

Nissan continued to grow at home, fighting a flat market with popular models to realize growth of 2.6 percent to 837,000 units. This also increased market share by 0.3 percent to 14.2 percent, including minicars.

This growth was led by the Cube and Cube Cubic, the March and the X-TRAIL. Both the Cube and March were ranked in the top-ten best-selling cars every month throughout the year. The Moco minicar, Nissan's entry model in this important market segment (vehicles with engine displacements below 660cc) and the new Clipper mini commercial vehicle were also strong sellers.



Japan dealership

US

The US automobile market also was relatively flat in fiscal year 2003—growing by just one percent—but Nissan showed very strong growth, with sales jumping 17.9 percent to 856,000 units. This brings Nissan's US market share to 5.1 percent, up from 4.4 percent in fiscal year 2002. This increased most rapidly in the fourth quarter of fiscal year 2003, with market share reaching 6.1 percent compared to the same period in fiscal year 2002.

The Nissan Division grew by 16.1 percent, helped by a richer product mix. High-margin trucks led the way, with the



NISSAN

US dealership

Murano and products from the new Canton Plant driving growth of 34.1 percent. The popularity of the Altima and Maxima helped to boost car sales by 6.5 percent.

The Infiniti Division had its best year ever in fiscal year 2003; sales grew by 29.4 percent, to 124,000 units. The luxury brand's G35 sedan and coupe and the FX35/45 all experienced strong growth during the year, while the QX56, Infiniti's first full-size SUV, was successfully launched in February 2004.

Europe

Nissan is seeing growing strength in a market that has been a challenging one for the company. Sales grew an impressive 14.4 percent in 2003, rising to a total 542,000 units. Sales of the Micra were especially important; with 175,000 new Micras sold in its first year on the market, the car is bringing many important new customers to the Nissan brand.



MICRA

UK dealership


MICRA


TEANA


SUNNY

Europe Unit Sales /Market Share
(Units: 1000s, retail sales basis)


Market share (%)
542*
3.0
2.8
2.5
2.5
'99 '00 '01 '02 '03
474*
493*
533
515

*Sales figures for Turkey and Israel are included from FY2001

GOM Unit Sales*
(Units: 1000s, retail sales basis)


822
'01 '02 '03
755
672

*Including Canada

Sales of 4x4s are an increasingly important part of Nissan's activities in Europe, with the X-TRAIL and Pickup both providing strong contributions to growth in the region.

Asia/Oceania

In Australia, the introduction of the new Maxima, as well as SUV and commercial vehicle sales, helped to boost Nissan sales by 23.1 percent in fiscal year 2003, to 62,031 units. The X-TRAIL was also a strong contributor in Australia—as it was throughout the region. The X-TRAIL was number one in Taiwan's SUV market, Malaysia's 2003 SUV of the Year, and Indonesia's 2003 Best Choice SUV.

In Taiwan, Nissan sales rose by 6.5 percent to 65,820 units. In Thailand, the Frontier won the top spot in the J.D. Power Asia Pacific 2003 Thailand Automotive Performance, Execution and Layout (APEAL) Study. In the Philippines, Nissan sales rose by 12.9 percent, to 8,606 vehicles. The X-TRAIL's popularity contributed greatly to the 16.1 percent increase in Malaysia, to 17,700 units. Nissan sales also jumped 89 percent in Indonesia to 6,720 units.

China

Nissan continues to grow rapidly in the competitive Chinese market, with the new locally-built Sunny and Bluebird helping to increase sales in the country by 30 percent, to 101,000 units. In the coming year, the Teana luxury sedan will also be produced at Dongfeng Motor Co., Ltd., marking a new stage both for Nissan and China's sedan car market. The investment in Dongfeng holds great promise for future growth in China's rapidly expanding passenger car and truck markets.

Gulf States

In a relatively flat market, Nissan still saw a 1.4 percent growth during the fiscal year. The Sunny, which underwent a minor change for the year, saw the biggest growth with a 15.2 percent increase across the region over the previous year.

South Africa

Strong growth was seen in South Africa, as Nissan sales increased by 10.4 percent to 33,035 units. The X-TRAIL again led the growth, rising by 51 percent to 2,162 units sold. Sales of the Hardbody (Frontier), Bakkie (Pickup) and light commercial vehicles also saw a rise of 13 percent.

Mexico

Nissan set a new record in the Mexican market, with total sales rising to 214,000 units. The Tsuru, with sales of 63,000 vehicles, remained the best-selling model in the country.


Polanco
Mexico dealership

Latin America and the Caribbean

Sales throughout the region showed a robust 14.9 percent growth during 2003, rising to 52,700 vehicles. This also represented a growth in market share to 2.5 percent. Following on local production of the Frontier in Brazil in fiscal year 2002, production began during fiscal year 2003 on the Xterra. The Brazilian-built Xterra was also awarded the Best 4x4 Award in Argentina during the year.



Infiniti dealership

Infiniti Division Unit Sales

(Units: 1000s, retail sales basis)



124
'99 '00 '01 '02 '03
96
71
78
76

Infiniti Goes Global

In November 1989, a new luxury automobile brand was born—Infiniti. After years of study and planning, Nissan successfully launched the brand in the US market, providing technology-driven performance luxury vehicles backed by award-winning customer satisfaction.

Over the years the Infiniti lineup has continued to expand as the brand has grown in popularity. At first there were just 51 dealerships across the US; today there are more than 160 showcasing eight industry-leading luxury models. In fact, in the last two years Infiniti sales have nearly doubled—making it the fastest-growing luxury brand in North America—rising an impressive 29.4 percent in fiscal 2003 to over 124,000 vehicles sold and bringing total Infiniti sales to some 800,000 units since the brand was launched.

Along with a vast range of awards won—including, in 2003, the G35 sedan and coupe being named as 2003 *Motor Trend Car* of the Year, and finalist for 2003 North American Car of the Year—Infiniti has built a reputation for quality and customer satisfaction. In 2003, the company was the highest-ranked brand in J.D. Power and Associates 2003 Customer Service Index, the third time Infiniti has topped the well-known independent study. Infiniti has shown that it is a brand that can compete head-to-head with other global luxury brands.

With models such as the recently introduced AWD version of the G35 sedan and QX56 full-size luxury SUV continuing to build on the legacy of Infiniti, Nissan decided to make Infiniti a global tier-one luxury brand. Nissan Korea will begin the process, with five Infiniti models to be introduced in the country in mid-calendar year 2005. Following Korea, the Infiniti brand will expand to include Japan, China, Russia and Western Europe.



INFINITI FX45

Integrated, Comprehensive Services

AN IMPORTANT BACKING FOR NISSAN'S CORE BUSINESS COMES FROM ITS SALES FINANCING ACTIVITIES—SUPPORTING AUTOMOTIVE SALES, ENSURING ONGOING PROFITABILITY AND GROWTH AND A HEALTHY FINANCIAL CONDITION, ALWAYS WITH A STRICT RISK MANAGEMENT POLICY.



NFS Customer Service Center, Japan

Nissan sales financing companies around the globe continued their support of sales activities, increasing profits, supporting growth and maximizing benefits for consumers and dealers alike. Assets grew by 12.0 percent to ¥3,479 billion.

Operating profit in fiscal year 2003 was ¥65 billion, equal to a 17.7 percent operating margin, with a global ROA before tax exceeding 1.7 percent.

Japan: Further Integration into Marketing and Sales Activities

Nissan Financial Services (NFS) provides comprehensive financial products and services: auto loans, car leasing, credit cards, car rental and insurance. NFS again boosted its credit penetration on new car sales to 26.2 percent, up from 22.4 percent the previous year.

Through its Makuhari Customer Center, NFS is able to provide far stronger services, combining call center, business support and countless other back-office functions in one location. NFS's comprehensive services include the new Nissan-brand automobile insurance. NFS also has responded to emerging needs by strengthening and expanding its car leasing and comprehensive fleet management services.

North American Expansion

Nissan Motor Acceptance Corporation (NMAC) continued to support the sales of Nissan and Infiniti products in the US market in 2003, resulting in the highest number of contracts booked in the company's history, as well as record profits. New car penetration was a strong 51 percent.

NMAC's new operation center in Dallas became fully operational early in 2003. This state-of-the art facility services loans and leases using the most advanced operational and communications technology available today.

To further enhance dealer service, NMAC began accepting fully electronic credit applications via the Internet—the first captive lender in the US to do so—which significantly reduces the time required for credit approval.

NRF Mexico, S.A. de C.V. (NRFM), which began operations in September 2003, is the first alliance finance company where Nissan took the initiative to support both Nissan and Renault products in the growing Mexican marketplace.

Investment in the Future

NISSAN IS WORKING TO BE A TRUE MEMBER OF THE GLOBAL COMMUNITY, STRIVING TO CREATE VALUE FOR SOCIETY AS IT BECOMES A TRUSTED AND NEEDED COMPANY. THE COMPANY HAS FOR MANY YEARS ENGAGED IN ACTIVE PHILANTHROPIC ACTIVITIES, ESPECIALLY RELATED TO EDUCATION AND THE ENVIRONMENT.



Nissan Children's Storybook and Picture Book Grand Prix

Nissan is committed to the active creation of a richer society for all people. In its mission of Investment in the Future, it is taking a proactive stance in helping to discover the people who will shoulder the future of society and provide them with opportunities to examine, experience and evaluate tomorrow's society. Nissan makes a wide range of investments in society, through partnership with a number of non-profit organizations and especially in areas related to fostering the creativity of children and young people, and of enhancing environmental awareness.

The Nissan Children's Storybook and Picture Book Grand Prix, celebrating its 20th year in 2003, is a contest for amateur authors and illustrators of children's books. The company is also the main sponsor of the Hans Christian Andersen Awards, an international program for the creators of children's books.

Nissan is marking the seventh year of its sponsorship of the Nissan-NPO Learning Scholarship Program in 2004. This program selects university students who want firsthand experience at an NPO. And the Nissan Science Foundation, established in 1974, provides research grants for cutting-edge research in the fields of environmental and natural science.

International Efforts

Since incorporating in the US over 40 years ago, Nissan North America and its US affiliates have demonstrated a strong commitment to Enriching People's Lives



Winners of the Nissan-NPO Learning Scholarship Program



MOTOR COMPANY
修了式・スタートアップセミナー

through its philanthropic investments in nonprofit organizations. Through Nissan Neighbors, the company donates over US$3 million a year in charitable contributions, in-kind donations and various sponsorships to support programs that promote education, the environment, humanitarian aid, safety and diversity. The Nissan Foundation also supports the company's goal of Investment in the Future by providing grants supporting its mission to foster an appreciation and understanding of diverse cultural heritages, and to enhance career opportunities for young adults in the automotive industry. Established in 1992, the Nissan Foundation's endowment has increased to $6 million and will grow to $10 million by 2008.



Nissan Foundation 2003 grant recipients

In France, Nissan is working closely with UNICEF, the United Nations Children's Fund. UNICEF reaches some 40 percent of the world's children with life-saving vaccines, saving countless of them from diseases such as tuberculosis, diphtheria and polio. To support this work, Nissan began a program in fiscal 2003 in which it donates €30 for every Nissan 4x4 sold. This resulted in the raising of €385,000 during the year. In addition, Nissan provided UNICEF in Mauritania with a Nissan Patrol GR specially prepared with full refrigeration facilities to transport vaccines to remote areas.

Supporting Employees in Community Involvement

To provide support for employee involvement in volunteer activities, Nissan created the Nissan Financial Support Program for Volunteer Activities. Also, by providing information and holding events to experience volunteer activities, Nissan supports and encourages employees to participate voluntarily in community activities and to make charitable contributions.





Mauritanian children and a Nissan Patrol GR specially built to carry vaccines safely to remote areas; (bottom) Nissan presents a check for €385,000 to UNICEF.

Reinforcing the Ambitions

FOR THE FIFTH ANNIVERSARY OF THE RENAULT-NISSAN ALLIANCE, THE TWO COMPANIES HAVE RELEASED THE ALLIANCE VISION - DESTINATION. THE GOALS OF THE ALLIANCE AND THE GOALS OF NISSAN ARE NOT INDEPENDENT—BOTH ARE MOVING FIRMLY IN THE SAME DIRECTION. RENAULT IS IN THE SAME WAY. THE SAME TRANSLATION OF A HIGH LEVEL OF PERFORMANCE EXISTS FOR EACH PARTNER. THE OBJECTIVE OF BOTH NISSAN AND RENAULT IS TO GIVE THEIR BEST IN ORDER TO MAKE THE DESTINATION OF THE ALLIANCE SUCCESSFUL. THE ALLIANCE IS A TOOL THAT ENABLES GREATER PERFORMANCE.

Renault-Nissan Alliance Vision - Destination

The Renault-Nissan Alliance is a unique group of two global companies linked by cross-shareholding.

- They are united for performance through a coherent strategy, common goals and principles, results-driven synergies and shared best practices.
- They respect and reinforce their respective identities and brands.

I. The Principles of the Alliance

The Alliance is based on trust and mutual respect. Its organization is transparent.
It ensures:

- Clear decision making for speed, accountability and a high level of performance
- Maximum efficiency by combining the strengths of both companies and developing synergies through common organizations, cross-company teams, shared platforms and components.
- The Alliance attracts and retains the best talent, provides good working conditions and challenging opportunities: it grows people who have a global, entrepreneurial mindset.


MARCH
MODUS

Nissan March and Renault Modus: sharing the common B platform



RENAULT NISSAN

The Alliance generates attractive returns for the shareholders of each company, and implements the best established standards of corporate governance.

The Alliance contributes to global sustainable development.

II. Objectives

The Alliance develops and implements a strategy of profitable growth, and sets itself the following three objectives:

1. To be recognized by customers as one of the best three automotive groups in the quality and value of its product and services in each region and market segment.
2. To be among the best three automotive groups in key technologies, each partner being a leader in specific domains of excellence.
3. To consistently generate a total operating profit among the top three automotive groups in the world, by maintaining a high operating profit margin and pursuing growth.

2003 **January:** The Alliance Vehicle Evaluation System (AVES) is applied in all Renault and Nissan plants.

January: The Renault 1.5 dCi engine (K9K) is used on the Nissan Micra.

January: Sales of Renault vehicles through local Nissan sales network in Kuwait begin.

January: Sales of Nissan vehicles through local Renault sales network in Romania begin.

February: Sales of Renault vehicles through local Nissan sales network in Bahrain begin.

March: Production of the Nissan Xterra, the third model produced at the Curitiba LCV plant, begins.

May: Establishment of a common working group to improve supply parts management for logistics.

May: Sales of Renault vehicles through local Nissan sales network in Qatar begin.

May: Distribution of Nissan vehicles by Renault importer ARTES in Tunisia begins.

May: Establishment of the fourth Single Legal Entity (SLE) in Austria.

June: Renault and Nissan announce the creation of a common regional parts warehouse in Hungary, to cover the activities of both groups in Central Europe from the end of 2004.

July: The Renault 200Nm manual transmission (JR) is used on the Nissan Micra.

October: The Renault Kangoo is adapted and sold by Nissan under the Kubistar name.

December: The Alliance Worldwide Backbone (AWB) broadband network, the new high-level network infrastructure of the Alliance, is operational.

2004 **January:** The Renault Nissan Purchasing Organization (RNPO) enlarges the scope of its operations from 43 percent to 70 percent of Alliance turnover, or an increase from US$21.5 billion to $33 billion. Geographical responsibilities are also expanded.

January: A new financing program in Mexico begins.

January: New SLEs in Slovenia and Croatia begin operations.

March 29: Announcement of the Alliance Vision – Destination on the occasion of the fifth anniversary of the Alliance.

May: Unveiling of the new Modus, the first Renault model to use the common B platform, to be marketed largely in Europe from September 2004.

Putting Technology on the Line

MOTORSPORT IS AN EXCITING SHOWCASE FOR THE NISSAN BRAND—AND NISSAN SHOWS ITS CHALLENGING SPIRIT THROUGH INVOLVEMENT AT ALL LEVELS, FROM INTERNATIONAL RALLY RAID TO GRASSROOTS MOTORSPORT ACTIVITIES WHERE CUSTOMERS AND FANS CAN ENJOY THE EXCITEMENT OF AUTOMOBILE RACING.


Dakar Rally

Motorsport provides a level of excitement beyond the thrills of speed and driving finesse. Racing is a world where advanced automobile technology is put to the test, a very public venue where an automaker can express its passion and its skills. Nissan has long been a tough—and winning—competitor in a wide range of motorsports, both on-road and off.

All-Japan GT Championship

Much of Nissan's racing efforts involve vehicles which are in fact based on its production models. The All-Japan Grand Touring Car Championship (JGTC), Japan's most popular racing series, is an excellent indication of this. Nissan's team of highly modified Z33 Fairlady Zs take on other makers in a racing series involving very tight technical specifications, which ensures exciting, highly competitive races.

Nissan Rally Raid Team

Nissan first participated in the grueling Dakar Rally, a 19-day, 5,000-kilometer a race from France to Senegal across some of Africa's toughest terrain, in 1981. For the 2004 Rally, Nissan participated with Nissan Pickup trucks and Nissan Patrols. Building on its first-ever appearance in the Dakar Rally 2003, the team once again had a strong showing, with the Patrol the winner of the Production division, and four stage wins and seventh place overall for the Pickup.

Nissan March Cup

Racing is not just for professional drivers, thanks to Nissan and the popular March. The Nissan March Cup one-make race may be an entry-level race that anyone can enter, but the cars are true racing vehicles. Based on a production March, they feature such race-standard equipment as performance suspension, racing exhaust and clutch systems, data-logging device, bucket seat, roll cage and tow hook.

Series Racing

In another level of one-make racing, Nissan sponsors the World Series by Nissan, a race series in Europe and China featuring cars with chassis dimensions identical to that used by F1 racers, powered by a 450-horsepower V6 Nissan VQ engine. A V8 Infiniti Q45 engine is the powerplant for cars competing in the Infiniti Pro Series of Indy car races in the US.


NISSAN
Nissan JGTC racers

Drawing on Core Skills

NISSAN'S AUTOMOTIVE EXPERTISE HAS GIVEN THE COMPANY A WEALTH OF SKILLS WHICH CAN BE APPLIED IN RELATED FIELDS. WHILE THE COMPANY HAS PURSUED A CAREFUL STRATEGY OF FOCUSING ON ITS CORE BUSINESS OF MAKING CARS, IT CONTINUES TO BE A LEADER IN FORKLIFT TRUCKS AND MARINE ENGINES AND BOATS. IN BOTH, NISSAN HAS CLAIMED A STRONG MARKET POSITION THOUGH EXCELLENT ENGINEERING AND PRODUCTION SKILLS.



Nissan forklift skills, in the LX Series (AGRES in Japan)



LX Series Compact Pneumatic Tire model (AGRES Compact in Japan)

Throughout the Nissan Revival Plan and NISSAN 180, Nissan has remained true to its commitment to focus on core activities, and a streamlining of its organization. However, in two areas—industrial machinery and marine products—Nissan draws on its engine building, engineering, production, design and other key skills to create products that enhance the company's activities.

Nissan Forklift

Since 1957, Nissan has produced a range of powerful, innovate forklifts for markets around the world. It's a natural step for a company like Nissan, which can apply its world-leading engine and vehicle design abilities to the production of industrial vehicles. Today Nissan's forklift factories in Japan, the US and Spain produce some 27,000 units annually for sales in some 85 countries around the globe.

In 2003, Nissan responded to market demand with the creation of the LX Series (AGRES in Japan), featuring low exhaust emissions and fuel consumption and a number of advanced features for extremely comfortable operations. The gasoline and LPG models feature Electronic Concentrated Control System (ECCS) engines, which surpass US EPA regulations and greatly reduce emissions.

In 2004, the LX Series will be further expanded with the release of compact pneumatic tire and cushion tire models, developed with the same concept as the rest of the LX Series to meet a variety of customer needs.

With a wide forklift lineup, including 1.0- to 7.0-ton gasoline, LPG, and diesel engine models, 1.0- to 3.0-ton electric three- and four-wheel models, reach type forklifts and towing tractors, Nissan will continue to build its already strong reputation for high performance and outstanding quality.

Nissan Marine

Nissan Marine also makes use of the company's industry-leading engine-building expertise to develop and market pleasure boats, outboard engine motors and other marine equipment. Boats and marine engines by Nissan have built an excellent reputation in the market for high performance, durability and safety.

Nissan supports this marine business with a wide range of activities, including the sales and service of marine accessories and equipment, as well as marina operations. Responding to environmental issues, the company is expanding its activities in the recycling and renovation of used boats.



Sun Cruise-22

EXECUTIVES

BOARD OF DIRECTORS AND AUDITORS

Representative Board Members
Carlos Ghosn
President
Co-Chairman, Board of Directors

Itaru Koeda
Co-Chairman, Board of Directors

Board Members
Norio Matsumura
Nobuo Okubo
Patrick Pélata
Tadao Takahashi
Shemaya Lévy

Auditors
Shinji Ichishima
Keishi Imamura
Hiroyasu Kan
Hiroshi Moriyama
Haruo Murakami

EXECUTIVE COMMITTEE MEMBERS

Carlos Ghosn
Itaru Koeda
Norio Matsumura
Nobuo Okubo
Patrick Pélata
Tadao Takahashi
Alain-Pierre Raynaud
Hiroto Saikawa
Toshiyuki Shiga

(As of June 23, 2004)


Carlos Ghosn


Itaru Koeda


Norio Matsumura


Nobuo Okubo


Patrick Pélata


Tadao Takahashi


Alain-Pierre Raynaud


Hiroto Saikawa


Toshiyuki Shiga

CORPORATE OFFICERS

President
Chief Executive Officer
Carlos Ghosn

Executive Vice Presidents

Itaru Koeda
Administration for Affiliated Companies
External & Government Affairs

Norio Matsumura
Japan Operations
Global Marketing & Sales
Global Aftersales Business

Nobuo Okubo
Research
Technology & Engineering Development
Cost Engineering

Patrick Pélata
European Operations
Planning & Design
LCV Business Unit

Tadao Takahashi
Manufacturing
SCM (Supply Chain Management)
Industrial Machinery
Marine

Vice Chairman
Takeshi Isayama

Senior Vice Presidents
Eiji Imai
Hidetoshi Imazu
Shigeo Ishida
Kimiyasu Nakamura
Shiro Nakamura
Alain-Pierre Raynaud
Bernard Rey
Hiroto Saikawa
Sadao Sekiyama
Toshiyuki Shiga
Kazuhiko Toida
Kuniyuki Watanabe
Steven Wilhite
Shuji Yamagata
Mitsuhiko Yamashita

(As of July 1, 2004)

(As of March 31, 2004)

Company Name

Nissan Motor Co., Ltd.

Registered Head Office

2 Takara-cho, Kanagawa-ku Yokohama-shi, Kanagawa 220-8623, Japan

Corporate Headquarters

17-1, Ginza 6-chome Chuo-ku,
Tokyo 104-8023, Japan
Phone: +81(0)3-3543-5523

Date of Establishment

December 26, 1933

Paid-in Capital

¥605,813 million

Common Stock

Issued and outstanding:
4,520,715,112 shares

Number of Shareholders

142,108

Principal Shareholders

	% of total*1
Renault	44.3
Japan Trustee Services Bank Ltd. (Trust)	5.5
The Master Trust Bank of Japan, Ltd. (Trust)	4.4
The Dai-ichi Mutual Life Insurance Company	1.9
Nippon Life Insurance Company	1.8
The State Street Bank and Trust Company	1.7
Sompo Japan Insurance Inc.	1.4
The Chase Manhattan Bank N.A. London	1.2
Morgan Grenfel and Co. Limited 600	1.2
Moxley & Co.	1.0

*1 Ratio of holding stock to total issued and outstanding stock.

* Nissan Motor Co., Ltd. has held the treasury stock of 122,116 thousand shares (2.7%)

Securities Traded

- Tokyo Stock Exchange (7201 T)
- NASDAQ: (One American Depositary Receipt represents two shares underlying stock) (NSANY)

Transfer Agent and Registrar for Common Stock

The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome
Minato-ku, Tokyo 105-8574
Japan

Depository and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank
270 Park Avenue, New York,
NY 10017-2070, USA

Auditor

Shin Nihon & Co.

CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003, 2002, 2001, 2000 and 1999

	Millions of yen (except per share amounts and number of employees)					*Millions of U.S. dollars(Note 1) (except per share amounts)*
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2003** **Mar. 31, 2004**
Net sales	**¥7,429,219**	¥6,828,588	¥6,196,241	¥6,089,620	¥5,977,075	**$70,087**
Operating income	**824,855**	737,230	489,215	290,314	82,565	**7,782**
Net income (loss)	**503,667**	495,165	372,262	331,075	(684,363)	**4,752**
Net income (loss) per share(Note 2)	**122.02**	117.75	92.61	83.53	(179.98)	**1.15**
Cash dividends paid(Note 3)	**74,594**	50,800	27,841	0	0	**704**
Shareholders' equity(Note 4)	**¥2,023,994**	¥1,808,304	¥1,620,822	¥ 957,939	¥ 563,830	**$19,094**
Total assets(Note 4)	**7,859,856**	7,349,183	7,215,005	6,451,243	6,175,658	**74,150**
Long-term debt	**1,694,793**	1,603,246	1,604,955	1,402,547	1,655,610	**15,989**
Depreciation and amortization	**461,037**	371,125	374,827	360,191	434,553	**4,349**
Number of employees	**123,748**	127,625	125,099	133,833	141,526	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥106=$1, the approximate exchange rate on March 31, 2004.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2004: 4,520,715,112.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Shareholders' equity and Total assets for fiscal years 1999 was restated in accordance with the changes in the regulations relating to the presentation of translation adjustments effective fiscal year 2000.

Sales and Production (units) *For the years ended*	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000
Global vehicle production(Note 1)	**2,883,409**	2,586,602	2,428,279	2,475,730	2,266,856
Japan	**1,475,063**	1,444,314	1,272,851	1,313,527	1,336,918
United States	**619,665**	392,458	363,366	352,927	348,214
Mexico	**308,322**	340,658	328,946	312,691	185,791
Spain	**116,589**	84,919	137,502	136,807	99,475
United Kingdom	**331,924**	297,719	296,788	327,792	271,175
Others	**31,846**	26,534	28,826	31,986	25,283
Global unit sales (wholesale)	**2,946,782**	2,635,686	2,460,484	2,564,160	2,415,433
Japan	**799,206**	792,767	702,657	725,842	758,603
North America(Notes 2 and 3)	**1,204,882**	1,040,684	968,030	985,168	874,160
Europe(Note 3)	**548,693**	458,222	453,697	513,048	500,836
Others(Note 2)	**394,001**	344,013	336,100	340,102	281,834

Notes: 1. Unit sales in Mexico for 2002, 2001, 2000 and 1999 are included in "North America" according to new geographical segmentation applied at April 1999. Those for years before 1999 have still been included in "Others."
2. Sales and Production for Europe and Mexico for each year are on a January to December basis. (In the annual reports for the fiscal years before2002, production for Europe and Mexico was on April to March basis.)

FOR FISCAL YEAR 2003, NISSAN REPORTED RECORD EARNINGS, AND AN OPERATING PROFIT MARGIN THAT CONTINUES TO LEAD THE GLOBAL AUTOMOTIVE INDUSTRY. DESPITE THE FACT THAT MANY ANTICIPATED RISKS MATERIALIZED DURING THE PAST YEAR, THE CONSISTENT EXECUTION OF NISSAN 180 ENABLED THE COMPANY TO REALIZE MANY FORESEEN OPPORTUNITIES.

Net Sales
(Billion yen)



7,429
'99 '00 '01 '02 '03
6,829
6,196
6,090
5,977

Operating Income/Margin
(Billion yen / %)



825
10.8
11.1%
7.9
4.8
1.4
'99 '00 '01 '02 '03
737
489
290
83

FISCAL YEAR 2003 BUSINESS PERFORMANCE

Global sales came to 3,057,000 units, which exceeded the forecast of 3,040,000 units. This represents an increase of 10.4% over fiscal year 2002 and the first time in 13 years that Nissan sold more than 3 million vehicles. Ten all-new models launched in fiscal year 2003, together with 12 new models in 2002, contributed to the growth.

Two major business developments were achieved in fiscal year 2003. In the United States, Nissan did something no other automaker has ever tried before. A brand-new plant in a new state, with new employees, with five all-new products launched on time within eight months—the Canton, Mississippi Plant now stands as a benchmark for auto manufacturing startup achievement. In China, Dongfeng Motor Co., Ltd., started operations. This significant investment in China's third-largest car and truck manufacturer will grow Nissan's business in both the rapidly expanding passenger car and truck markets.

NET SALES

Consolidated net revenues came to ¥7.429 trillion, up 8.8% from the prior year, mainly due to higher volume and mix. Movements in foreign exchange rates produced a negative impact of ¥111.6 billion. Previously announced changes in lease accounting reduced revenues by ¥18 billion, while changes in the scope of consolidation reduced revenues by ¥23 billion.

OPERATING INCOME

Consolidated operating profit improved by 11.9% to a record ¥825 billion—a level 10 times greater than the operating profit reported just four years earlier. As a percentage of net revenue, operating profit margin came to 11.1%, remaining at the top level among global automakers.

The major factors for the variance between the ¥737.2 billion consolidated operating profit from fiscal year 2002 and ¥825 billion in fiscal year 2003 include the following:

- The effect of foreign exchange rates produced a ¥48 billion negative impact for the full year. The average value of the dollar dropped ¥8.8 to ¥113.2, yielding a negative impact of ¥101 billion. The euro rose ¥13 to ¥131.2, producing a positive impact of ¥29 billion. Other currencies made a positive contribution of ¥24 billion.
- The change in lease accounting added ¥20 billion while the change in the scope of consolidation produced a minor negative impact of ¥4 billion.
- For the first time, the impact of higher volumes and mix was the biggest positive factor in Nissan's profit increase,

contributing ¥185 billion.

- The increase in selling expenses by ¥72 billion.
- The improvement in purchasing costs amounted to ¥183 billion.
- Product enrichment and cost of regulations had a negative impact of ¥83 billion.
- An additional ¥54 billion was spent in R&D to further reinforce product and technology development.
- Manufacturing and logistics costs had a negative impact of ¥12 billion, including the costs associated with the startup of the Canton Plant.
- General and administrative and other expenses increased by ¥27.3 billion.

By region, operating profits in Japan came to ¥352.5 billion, compared to ¥390.6 billion in the previous year. The drop is primarily the result of higher R&D expenses, the negative impact of foreign exchange rates on export sales, and a decrease in mix in the domestic market. Profitability in the United States and Canada came to ¥351.8 billion compared to ¥242 billion in fiscal year 2002. This significant increase is due to improvements in both volume and mix. Europe's operating profit level more than doubled, to ¥49.2 billion from ¥21.9 billion. The rise is due to the increase in volume and favorable exchange rates. In General Overseas Markets, operating profits came to ¥66 billion compared to ¥77.6 billion. The decrease is due to lower profits in Mexico as a result of the decline in Sentra exports to the United States. Inter-regional eliminations came to ¥5.4 billion.

NET INCOME

Net non-operating expenses totaled ¥15.2 billion—¥12 billion less than in fiscal year 2002. As planned, the return of the substitute portion of the pension plan to the government decreased expenses by ¥10 billion. Financial costs decreased by ¥800 million to ¥15.7 billion despite the announced incorporation on the balance sheet of ¥133.7 billion in leases.

Ordinary profit came to ¥809.7 billion, up from ¥710.1 billion in fiscal year 2002. Net extraordinary losses grew by ¥57.7 billion, mainly due to the fact that last year's numbers included a one-time gain of ¥56.3 billion from the sale of the Murayama Plant.

Income before taxes came to ¥736.5 billion. Taxes came to ¥219 billion for an effective consolidated tax rate of 29.7% as the company continues to optimize its global net tax rate. Minority interests amounted to ¥13.8 billion.

Net income reached ¥503.7 billion, resulting in the best net result in the company's history.

FINANCIAL POSITION

ASSETS

Total consolidated assets increased by 6.9% to ¥7.8599 trillion in fiscal year 2003, compared to ¥7.3492 trillion at the end of fiscal year 2002.

Current assets increased by 1.8% or ¥66.9 billion during fiscal year 2003 to ¥3.767 trillion. Sales finance receivables increased by ¥306.2 billion, while cash and account receivables decreased through more efficient working capital management.

Fixed assets increased by 12.2% to ¥4.0913 trillion from ¥3.647 trillion. Property, plant and equipment increased by ¥213.9 billion, including the investment in the new Canton, Mississippi plant.

Impacts on Operating Profit

Fiscal year 2003 (Billion yen)



1,000
900
800
700
600
500
FY2002 Operating Income 737.2
Foreign exchange -48
Lease Accounting +20
-4 Scope of Consolidation
Volume/ Mix +185
-72 Sales cost increase
Purchasing cost +183
-83 Enrichment & Regulations
-54 R&D
-12 Manufacturing cost
G&A Others -27.3
FY2003 Operating Income 825

Operating Income by Region

Fiscal years 2002-2003 (Billion yen)



Japan
US
(including Canada)
Europe
Other Markets
(including Mexico)
390.6
352.5
242.0
351.8
21.9
49.2
77.6
66.0
'02 '03
'02 '03
'02 '03
'02 '03

Eliminations '02 +5.1
'03 +5.4

Capital expenditures increased to ¥427.3 billion, representing 5.8% of net revenue. Depreciation was ¥213.9 billion. Investment security increased by ¥933.3 billion, including the investment in Dongfeng Motor Co., Ltd.

SHAREHOLDERS' EQUITY

Total shareholder equity increased from ¥1.8083 trillion to ¥2.024 trillion in fiscal year 2002, due to higher profitability.

Consolidated shareholder equity strengthened during the fiscal year, representing 27% of total revenues and 26% of total assets.

DIVIDEND

At the shareholder meeting on June 23, 2004, the company proposed increasing its dividend to ¥19 per share in 2003, from ¥14 in 2002. Nissan's three-year dividend plan is to increase dividend per share to ¥24 in 2004. By the end of Nissan's next three-year business plan NISSAN Value-up in March 2008, Nissan plants to pay an annual dividend of no less than ¥40 per share, more than double the ¥19 per share level that was approved for fiscal year 2003.

INVESTMENT POLICY

Capital expenditures increased ¥49 billion to ¥427 billion, representing 5.8% of net revenue. This is the third year in a row with a double-digit increase in capital expenditures.

R&D expenditures increased by ¥54 billion to ¥354.3 billion. The increase went to fund new technologies and product development, including increased expenses for hybrid and fuel cell vehicles.

DEBT

The objective of eliminating net automotive debt was achieved at the end of fiscal year 2002—two years before the end of the NISSAN 180 plan—at constant accounting standards. After returning the off-balance sheet investment in the new Canton Plant and liabilities for financial leases, net automotive debt dropped from ¥268.3 billion to ¥13.6 billion.

Despite higher expenditures for capital expenditures and R&D to prepare for the future and significant financial investments in its China operations, among others, Nissan eliminated more than ¥250 billion in automotive debt.

Nissan has been upgraded by rating agencies and is now in the investment grade category.

CASH FLOW

Consolidated cash generated from operating activities accounted to ¥797.4 billion during fiscal year 2003. The higher profits from operations and improved working capital requirements contributed to the cash flow. This cash was mainly used for investments for future growth.

RETURN ON INVESTED CAPITAL (ROIC)

Nissan's investments are made within the strict guidelines of its automotive operating return on invested capital (ROIC). Based on its ROIC guidelines, Nissan exceeded a 20% return on invested capital, reaching a record 21.3% for fiscal year 2003.

The ratio of working capital to net revenue has improved, dropping to 3.6% from 5.8% in 2002, through tighter control of accounts payable, receivables and inventory.

Return on Invested Capital (Auto)

Fiscal years 1999-2003 (% to net sales)



25
20
15
10
5
0
Target: 20%
1.3%
7.5%
12.7%
19.8%
21.3%
'99
'00
'01
'02
'03

Investment in our Future

Fiscal years 1999-2003 (% of net revenue)



6
5
4
3
+49 billion yen
5.8%
5.5%
5.3%
+54 billion yen
4.8%
4.4%
4.2%
4.1%
3.8%
3.9%
3.4%
Capital expenditure
R&D
'99
'00
'01
'02
'03

Canton Plant investment included from fiscal year 2001

Business and Other Risks

Due to changes in government regulations, information on risks involved in business operations has been disclosed in the Yukashoken-Houkokusho for the year ended March 31, 2004 as follows:

Economic Factors

The demand for automobiles is affected by the economic condition in each country or market in which they are offered for sale. Nissan conducts its operations all over the world and, in particular, in the major markets of North America, Europe, and Asia, to say nothing of Japan. Nissan strives to develop a comprehensive and integrated projection of the global economic outlook; however, a greater-than-anticipated downturn in any one of these markets may have a significant effect on Nissan's results of operations.

International Activities and Overseas Expansion

The Nissan Group's manufacturing and marketing activities outside Japan are conducted in the United States, in Europe, and in the developing and emerging markets of Asia. Nissan forecasts and evaluates a wide variety of risks inherent in doing business in such overseas markets, including the following factors, each of which entails a greater-than-anticipated level of risk:

- Unfavorable political or economic factors
- Legal or regulatory changes
- Potentially adverse tax consequences
- Labor disputes including strikes
- Difficulties in recruiting and retaining personnel
- Social, political or economic turmoil due to terrorism, war, or other destabilizing factors.

Research and Development

Nissan's technology must be "real world"—useful, pragmatic and easy to use. Nissan anticipates the nature and scope of the market demand, and then prioritizes and invests in new technologies. Nonetheless, any sudden and greater-than-anticipated changes in its business environment or in customer preferences may impact negatively on customer satisfaction with these new technologies.

Product Defects

Nissan places a high priority on safety and does its best to enhance safety from the standpoint of research and development, manufacturing and sales. Although Nissan takes out insurance policies to cover product liability, this does not necessarily mean that all potential defects and the related liabilities are fully covered. If Nissan were to implement strict product recalls for its customers, Nissan would incur significant expenses which could adversely affect its results of operations.

Fluctuation in Foreign Currency Exchange Rates

Nissan's Japanese operations export vehicles to various countries around the world. In general, the appreciation of the yen against other currencies adversely affects Nissan's financial results of operations and vice versa. Nissan produces products and procures parts and materials in its overseas markets. However, any sharp appreciation of the currency of those countries against the yen could lead to an increase in production and procurement costs, which would adversely affect Nissan's financial results of operations.

Derivatives

Nissan utilizes derivatives transactions for the purpose of hedging its exposure to fluctuation in foreign exchange rates, interest rates and commodity prices. While Nissan can hedge against these, Nissan potentially misses the gains which might result from market opportunities to profit from such fluctuation in exchange rates and interest rates.

In addition, Nissan manages its exposure to credit risk by limiting its counterparties to major international banks and well-established financial institutions which meet its credit guidelines. However, a default by any one of these counterparties could have an adverse effect on Nissan.

Lawsuits and Claims

With respect to various lawsuits and claims which Nissan encounters, the possibility exists that the position defended by Nissan will not be accepted and that the outcome may be significantly different from that anticipated. As a result, any such verdict or settlement could adversely affect Nissan's financial results.

Government Regulations

The automobile industry worldwide is influenced by a broad spectrum of regulations governing the emission levels of exhaust fumes, fuel economy guidelines, noise level limitations and safety standards, and Nissan expects these regulations to become increasingly stringent. In order to ensure compliance, it may be necessary for Nissan to make significant ongoing investments in these areas which would have an impact on Nissan's results of operations.

Intellectual Property Rights

Nissan owns a wide variety of proprietary technologies and has the expertise to differentiate Nissan's products making them unique from those of its competitors. These assets have proven their value in the growth of Nissan's business and will, no doubt, continue to be of value in the future. Nissan strives to protect its intellectual property assets; however, in certain markets, Nissan may encounter difficulty in fully protecting the proprietary rights to its own technologies. Cases may arise where Nissan finds itself unable to prohibit others from infringing on its intellectual property rights.

Natural Disasters

Nissan's corporate headquarters and many of its manufacturing facilities are located in Japan, where the statistically proven probability of earthquakes is higher than in many other countries. Nissan has developed risk management guidelines relating to earthquake damage and the CEO has organized a global task force to direct disaster prevention and recovery activities. In addition, Nissan has begun to strengthen its manufacturing facilities with anti-seismic reinforcement. However, if a severe earthquake were to hit one of Nissan's key facilities causing a halt in production, this would adversely affect the results of operations.

Sales Financing Business Risk

Sales financing is an integral part of Nissan's core business, providing strong support to its automotive sales while contributing to the profitability and to the sound and stable financial condition of the Group. However, the sales financing companies, despite Nissan's strict risk management policies, have a high exposure to interest-rate risk, residual value risk, and credit risk, any one of which may adversely affect Nissan's results of operations.

Counterparty Credit Risk

Nissan does business with a variety of counterparties and manages its counterparty credit risk by doing a comprehensive annual assessment of its counterparties' financial condition based on strictly reinforced credit guidelines. Nonetheless, any significant default by a counterparty would adversely affect Nissan's results of operations.

Employee Retirement Benefit Expenses and Obligations

Nissan is obliged to pay retirement benefits to eligible employees upon retirement, the amount of which varies according to the assumptions used in the relevant actuarial calculations. These assumptions include the discount rates applied, future levels of compensation, the projected rate of return on pension plan assets, retirement rates and mortality rates, and so forth. If Nissan's actual results differ from those assumptions or if the assumptions are changed, the resulting effects will be accumulated and recognized systematically over future periods. The cumulative effect could adversely impact the recognition of expenses and liabilities recorded in future periods.

CONSOLIDATED BALANCE SHEETS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003 and 2002

	Millions of yen		Thousands of U.S. dollars (Note 3)
ASSETS As of	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	**2003** **Mar. 31, 2004**
Current assets:			
Cash and cash equivalents	**¥ 194,164**	¥ 269,817	**$ 1,831,736**
Short-term investments (Note 19)	**704**	36	**6,642**
Receivables, less allowance for			
doubtful receivables (Notes 4 and 8)	**2,602,876**	2,328,383	**24,555,434**
Inventories (Note 5)	**542,792**	543,608	**5,120,679**
Other current assets	**426,427**	558,213	**4,022,896**
Total current assets	**3,766,963**	3,700,057	**35,537,387**
Property, plant and equipment, at cost (Notes 6, 8 and 16)**:**	**6,431,023**	6,201,074	**60,670,028**
Less accumulated depreciation	**(3,227,771)**	(3,211,740)	**(30,450,670)**
Property, plant and equipment, net	**3,203,252**	2,989,334	**30,219,358**
Investments and other assets (Notes 8 and 19)**:**			
Investment securities:			
Unconsolidated subsidiaries and affiliates	**339,703**	236,404	**3,204,745**
Other	**20,641**	30,642	**194,727**
Other assets	**529,297**	392,746	**4,993,368**
Total investments and other assets	**889,641**	659,792	**8,392,840**
Total assets	**¥7,859,856**	¥7,349,183	**$74,149,585**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 3)
As of	**2003** *Mar. 31, 2004*	2002 *Mar. 31, 2003*	**2003** *Mar. 31, 2004*
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 8)	**¥1,411,262**	¥1,315,222	**$13,313,792**
Notes and accounts payable (Note 7)	**1,126,277**	1,047,364	**10,625,255**
Accrual for warranty costs	**45,550**	–	**429,717**
Accrued income taxes (Note 13)	**94,008**	36,907	**886,868**
Other current liabilities	**425,384**	522,325	**4,013,057**
Total current liabilities	**3,102,481**	2,921,818	**29,268,689**
Long-term liabilities:			
Long-term debt (Note 8)	**1,694,793**	1,603,246	**15,988,613**
Accrued retirement benefits (Note 9)	**442,266**	433,266	**4,172,321**
Accrual for warranty costs	**107,047**	154,582	**1,009,877**
Other long-term liabilities	**385,490**	339,516	**3,636,698**
Total long-term liabilities	**2,629,596**	2,530,610	**24,807,509**
Minority interests in consolidated subsidiaries	**103,785**	88,451	**979,104**
Shareholders' equity (Notes 10, 14 and 22)**:**			
Common stock, without par value:			
Authorized—6,000,000,000 shares;			
Issued —4,520,715,112 shares in 2003 and 2002	**605,814**	605,814	**5,715,226**
Capital surplus	**804,470**	804,470	**7,589,340**
Retained earnings	**1,286,299**	878,655	**12,134,896**
Unrealized holding gain on securities	**4,392**	1,831	**41,434**
Translation adjustments	**(431,744)**	(320,276)	**(4,073,057)**
	2,269,231	1,970,494	**21,407,839**
Less treasury common stock, at cost; 122,116,426 shares in 2003 and 54,512,876 shares in 2002	**(245,237)**	(162,190)	**(2,313,556)**
Total shareholders' equity	**2,023,994**	1,808,304	**19,094,283**
Commitments and contingencies (Note 17)			
Total liabilities and shareholders' equity	**¥7,859,856**	¥7,349,183	**$74,149,585**

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2003** **Mar. 31, 2004**
Net sales	**¥7,429,219**	¥6,828,588	¥6,196,241	**$70,086,972**
Cost of sales (Notes 6 and 11)	**5,310,172**	4,872,324	4,546,526	**50,095,962**
Gross profit	**2,119,047**	1,956,264	1,649,715	**19,991,010**
Selling, general and administrative expenses (Notes 6 and 11)	**1,294,192**	1,219,034	1,160,500	**12,209,359**
Operating income	**824,855**	737,230	489,215	**7,781,651**
Other income (expenses):				
Interest income	**10,321**	7,566	12,250	**97,368**
Interest expense	**(27,290)**	(25,060)	(34,267)	**(257,453)**
Equity in earnings of unconsolidated subsidiaries and affiliates	**11,623**	11,395	921	**109,651**
Other, net (Note 12)	**(83,012)**	(36,507)	(103,903)	**(783,132)**
	(88,358)	(42,606)	(124,999)	**(833,566)**
Income before income taxes and minority interests	**736,497**	694,624	364,216	**6,948,085**
Income taxes (Note 13)**:**				
Current	**137,745**	113,185	87,446	**1,299,481**
Deferred	**81,295**	85,513	(102,148)	**766,934**
	219,040	198,698	(14,702)	**2,066,415**
Minority interests	**(13,790)**	(761)	(6,656)	**(130,095)**
Net income (Note 18)	**¥ 503,667**	¥ 495,165	¥ 372,262	**$ 4,751,575**

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2003** **Mar. 31, 2004**
Common stock				
Balance at beginning of the year (2003—4,520,715,112 shares; 2002—4,517,045,210 shares; 2001—3,977,295,210 shares)	**¥ 605,814**	¥ 604,556	¥ 496,606	**$ 5,715,226**
Private placement (Note 10) (2001—539,750,000 shares)	**–**	–	107,950	**–**
Conversion of convertible bonds (2002—3,669,902 shares)	**–**	1,258	–	**–**
Balance at end of the year (2003—4,520,715,112 shares; 2002—4,520,715,112 shares; 2001—4,517,045,210 shares)	**¥ 605,814**	¥ 605,814	¥ 604,556	**$ 5,715,226**
Capital surplus				
Balance at beginning of the year	**¥ 804,470**	¥ 803,212	¥ 690,262	**$ 7,589,340**
Private placement (Note 10)	**–**	1,258	112,950	**–**
Balance at end of the year	**¥ 804,470**	¥ 804,470	¥ 803,212	**$ 7,589,340**
Retained earnings				
Balance at beginning of the year	**¥ 878,655**	¥ 430,751	¥ 87,626	**$ 8,289,198**
Net income	**503,667**	495,165	372,262	**4,751,575**
Cash dividends paid	**(74,594)**	(50,800)	(27,841)	**(703,717)**
Bonuses to directors and statutory auditors	**(410)**	(407)	(286)	**(3,868)**
Other (Note 14)	**(21,019)**	3,946	(1,010)	**(198,292)**
Balance at end of the year	**¥1,286,299**	¥ 878,655	¥ 430,751	**$12,134,896**
Unrealized holding gain on securities				
Balance at beginning of the year	**¥ 1,831**	¥ 4,406	¥ 1,438	**$ 17,274**
Net change during the year	**2,561**	(2,575)	2,968	**24,160**
Balance at end of the year	**¥ 4,392**	¥ 1,831	¥ 4,406	**$ 41,434**
Translation adjustments				
Balance at beginning of the year	**¥ (320,276)**	¥(221,973)	¥(316,481)	**$ (3,021,472)**
Net change during the year	**(111,468)**	(98,303)	94,508	**(1,051,585)**
Balance at end of the year	**¥ (431,744)**	¥(320,276)	¥(221,973)	**$ (4,073,057)**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2003, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars (Note 3)
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2003** **Mar. 31, 2004**
Operating activities				
Income before income taxes and minority interests	**¥ 736,497**	¥ 694,624	¥ 364,216	**$ 6,948,085**
Depreciation and amortization relating to:				
Leased assets	**134,354**	158,370	169,213	**1,267,491**
Other assets	**326,683**	212,755	205,614	**3,081,915**
Provision (reversal of provision) for allowance for doubtful receivables	**3,732**	(503)	39,273	**35,208**
Unrealized loss on securities	**323**	769	6,757	**3,047**
Unrealized loss on leased vehicles	**27,038**	6,050	6,069	**255,073**
Interest and dividend income	**(11,591)**	(8,520)	(13,837)	**(109,349)**
Interest expense	**63,423**	80,255	102,656	**598,330**
Gain on sales of property, plant and equipment	**(4,163)**	(58,796)	(28,229)	**(39,274)**
Loss on disposal of property, plant and equipment	**24,823**	15,587	11,285	**234,179**
Loss (gain) on sales of securities	**7,113**	(4,324)	26,823	**67,104**
Amortization of net retirement benefit obligation at transition	**13,936**	23,923	23,925	**131,472**
Provision for accrued retirement benefits	**67,262**	100,629	60,870	**634,547**
Retirement benefits paid	**(80,650)**	(86,917)	(81,326)	**(760,849)**
Business restructuring costs paid	**-**	(4,644)	(9,213)	**-**
Receivables	**24,539**	44,989	7,334	**231,500**
Finance receivables	**(463,110)**	(327,357)	(434,665)	**(4,368,962)**
Inventories	**(28,220)**	(28,404)	53,162	**(266,226)**
Notes and accounts payable	**68,879**	36,877	78,255	**649,802**
Other	**18,896**	(83,947)	(178,517)	**178,265**
Subtotal	**929,764**	771,416	409,665	**8,771,358**
Interest and dividends received	**10,699**	8,238	11,483	**100,934**
Interest paid	**(65,231)**	(80,902)	(104,958)	**(615,387)**
Income taxes paid	**(77,815)**	(123,374)	(93,976)	**(734,103)**
Net cash provided by operating activities	**797,417**	575,378	222,214	**7,522,802**
Investing activities				
(Increase) decrease in short-term investments	**(710)**	789	3,411	**(6,698)**
Purchases of investment securities	**(119,372)**	(32,053)	(230,397)	**(1,126,151)**
Proceeds from sales of investment securities	**40,330**	45,263	99,666	**380,472**
Long-term loans made	**(3,741)**	(11,343)	(8,730)	**(35,292)**
Collection of long-term loans receivable	**4,766**	13,097	6,978	**44,962**
Purchases of fixed assets	**(428,387)**	(377,929)	(293,800)	**(4,041,387)**
Proceeds from sales of property, plant and equipment	**53,932**	98,699	108,935	**508,792**
Purchases of leased vehicles	**(476,613)**	(483,704)	(396,213)	**(4,496,349)**
Proceeds from sales of leased vehicles	**191,105**	259,075	185,152	**1,802,877**
Proceeds from sales of subsidiaries' stock resulting in changes in the scope of consolidation (Note 15)	**192**	8,395	13,639	**1,811**
Additional acquisition of shares of consolidated subsidiaries	**(2,531)**	(692)	(2,634)	**(23,877)**
Other	**(15,097)**	(34,971)	(10,396)	**(142,424)**
Net cash used in investing activities	**(756,126)**	(515,374)	(524,389)	**(7,133,264)**
Financing activities				
(Decrease) increase in short-term borrowings	**(137,575)**	(54,310)	308,869	**(1,297,877)**
Increase in long-term borrowings	**847,393**	534,053	631,451	**7,994,274**
Increase in bonds and debentures	**150,000**	85,000	246,822	**1,415,094**
Repayment or redemption of long-term debt	**(720,694)**	(524,115)	(1,092,066)	**(6,799,000)**
Proceeds from issuance of new shares of common stock	**-**	–	220,899	**-**
Purchases of treasury stock	**(101,957)**	(58,383)	–	**(961,858)**
Proceeds from sales of treasury stock	**9,744**	5,670	2,324	**91,925**
Repayment of lease obligations	**(84,742)**	(9,879)	(9,543)	**(799,453)**
Cash dividends paid	**(74,594)**	(50,800)	(27,841)	**(703,717)**
Other	**(1,315)**	–	–	**(12,407)**
Net cash (used in) provided by financing activities	**(113,740)**	(72,764)	280,915	**(1,073,019)**
Effect of exchange rate changes on cash and cash equivalents	**(2,604)**	654	10,371	**(24,566)**
Decrease in cash and cash equivalents	**(75,053)**	(12,106)	(10,889)	**(708,047)**
Cash and cash equivalents at beginning of the year	**269,817**	279,653	288,536	**2,545,443**
Increase due to inclusion in consolidation	**310**	2,297	2,006	**2,925**
Decrease due to exclusion from consolidation	**(910)**	(27)	–	**(8,585)**
Cash and cash equivalents at end of the year	**¥ 194,164**	¥ 269,817	¥ 279,653	**$ 1,831,736**

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation
Nissan Motor Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(b) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates
The accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The financial statements of the Company's subsidiaries in certain foreign countries including Mexico have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in those countries in the accompanying consolidated financial statements have been charged or credited to operations and are directly reflected in retained earnings.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

Differences between the cost and the underlying net equity at fair value of investments in consolidated subsidiaries and in companies which are accounted for by the equity method have been amortized by the straight-line method over periods not exceeding 20 years.

(c) Foreign currency translation
The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year. Translation adjustments are presented as a component of shareholders' equity and minority interests in its consolidated financial statements.

(d) Cash equivalents
All highly liquid investments with maturity of three months or less when purchased are considered cash equivalents.

(e) Inventories
Inventories are stated principally at the lower of cost or market, cost being determined principally by the first-in, first-out method. See Note 2 (a).

(f) Short-term investments and investment securities
Securities other than equity securities issued by subsidiaries and affiliates are classified into three categories: trading, held-to-maturity or other securities. Trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(g) Property, plant and equipment and depreciation
Depreciation of property, plant and equipment of the Company and its consolidated subsidiaries is calculated principally by the straight-line method based on the estimated useful lives and the residual value determined by the Company. Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income.

(h) Leases
Noncancellable lease transactions that transfer substantially all risks and rewards associated with the ownership of assets are accounted for as finance leases. All other lease transactions are accounted for as operating leases and relating payments are charged to income as incurred. See Note 2(c).

(i) Retirement benefits
Accrued retirement benefits for employees have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of balance sheet dates, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining years of service of the employees. Certain foreign consolidated subsidiaries have adopted the corridor approach for the amortization of actuarial gain and loss.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 9 years through 15 years) which are shorter than the average remaining years of service of the employees.

See Note 9 for the method of accounting for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under Welfare Pension Fund Plan.

See Note 2(b) for adoption of a new accounting standard by a consolidated subsidiary in the United Kingdom.

(j) Income taxes
Deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

(k) Research and development costs
Research and development costs are charged to income when incurred.

(l) Revenue recognition
Revenue is generally recognized on sales of products at the time of shipment.

(m) Derivative financial instruments
The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates, and stock and commodity prices. Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding foreign exchange contract rates.

(n) Appropriation of retained earnings
Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 22.

(o) New Accounting Standards
A new Japanese accounting standard "Impairment of Fixed Assets" was issued in August 2002 that is effective for fiscal years beginning on or after April 1, 2005. Early adoption is allowed from fiscal years beginning on or after April 1, 2004 and an application from fiscal years ending March 31, 2004 to March 30, 2005 is also permitted. The new standard requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Companies would be required to recognize an impairment loss in their income statement if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The Company is currently assessing the impact of this new accounting standard on its financial position and operating results.

2. ACCOUNTING CHANGES

(a) Until the year ended March 31, 2003, finished goods, work in process and purchased parts included in raw materials were stated at the lower of average cost or market, and raw materials except for purchased parts and supplies were stated at the lower of cost or market, cost being determined by the last-in, first-out method. Effective April 1, 2003, the Company and certain consolidated subsidiaries began to value all inventories at the lower of cost or market, cost being determined by the first-in, first-out method. This change was made in order to establish a sound financial position by reflecting the changes in the purchase prices in the valuation of inventories considering the fact that there has been progress in achieving a reduction in purchasing costs and that this trend is anticipated to continue. This change is also intended to achieve a better matching of revenue and expenses and more appropriate cost management by applying an inventory valuation method which reflects the actual inventory movements. The effect of this change was immaterial for the year ended March 31, 2004.

(b) Effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to increase retirement benefit expenses by ¥2,178 million ($20,547 thousand), and to decrease operating income and income before income taxes and minority interests by ¥1,686 million ($15,906 thousand) and ¥2,178 million ($20,547 thousand), respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. Retained earnings also decreased by ¥18,132 million ($171,056 thousand) since the net retirement benefit obligation at transition and actuarial loss was charged directly to retained earnings for the year ended March 31, 2004. The effect of this change on segment information is explained in Note 21.

(c) Until the year ended March 31, 2003, noncancelable lease transactions of the Company and its domestic consolidated subsidiaries were accounted for as operating leases (whether such leases were classified as operating or finance leases) except that lease agreements which stipulated the transfer of ownership of the leased assets to the lessee were accounted for as finance leases. Effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. This change was made in order to achieve a better matching of revenue and expenses by calculating manufacturing costs more accurately and to establish a better presentation of the Company's and its domestic consolidated subsidiaries' financial position by reflecting lease transactions more appropriately in its consolidated financial statements, considering the increasing materiality of these lease transactions as well as from an international point of view. The effect of this change in method of accounting was to decrease sales, cost of sales and selling, general and administrative expenses by ¥17,943 million ($169,274 thousand), ¥38,910 million ($367,075 thousand) and ¥624 million ($5,887 thousand), respectively, and to increase operating income and income before income taxes and minority interests by ¥21,591 million ($203,689 thousand) and ¥17,659 million ($166,594 thousand), respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed. In addition, trade and sales finance receivables, tangible fixed assets and lease obligation increased by ¥70,670 million ($666,698 thousand), ¥66,514 million ($627,491 thousand) and ¥120,061 million ($1,132,651 thousand), respectively, at March 31, 2004 over the corresponding amounts which would have been recorded if the previous method had been followed. The effect of this change on segment information is explained in Note 21.

3. U.S. DOLLAR AMOUNTS

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥106 = US$1.00, the approximate rate of exchange in effect on March 31, 2004, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. RECEIVABLES

Receivables at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	**2003** Mar. 31, 2004
Notes and accounts receivable	**¥ 462,716**	¥ 501,127	**$ 4,365,245**
Finance receivables	**2,203,174**	1,896,953	**20,784,660**
Less allowance for doubtful receivables	**(63,014)**	(69,697)	**(594,471)**
	¥2,602,876	¥2,328,383	**$24,555,434**

Finance receivables principally represent receivables from customers on loans made by financing subsidiaries in connection with sales of automobiles.

5. INVENTORIES

Inventories at March 31, 2004 and 2003 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	**2003** Mar. 31, 2004
Finished products	**¥386,874**	¥394,936	**$3,649,755**
Work in process and other	**155,918**	148,672	**1,470,924**
	¥542,792	¥543,608	**$5,120,679**

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 2004 and 2003 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	**2003** Mar. 31, 2004
Land	**¥ 759,640**	¥ 782,009	**$ 7,166,415**
Buildings and structures	**1,259,048**	1,251,036	**11,877,811**
Machinery and equipment	**4,158,336**	3,914,070	**39,229,585**
Construction in progress	**253,999**	253,959	**2,396,217**
	¥6,431,023	¥6,201,074	**$60,670,028**

The following table set forth the acquisition costs and related accumulated amortization of assets recorded under finance leases included in the balances above:

	Millions of yen	Thousands of U.S. dollars
As of	**2003** Mar. 31, 2004	**2003** Mar. 31, 2004
Buildings and structures	**¥ 29,028**	**$ 273,849**
Machinery and equipment	**317,040**	**2,990,943**
	346,068	**3,264,792**
Accumulated amortization	**(190,679)**	**(1,798,858)**
	¥155,389	**$ 1,465,934**

Depreciation of property, plant and equipment for each of the three years in the period ended March 31, 2004 was as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2003** Mar. 31, 2004
	¥449,254	¥355,372	¥362,601	**$4,238,245**

7. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable at March 31, 2004 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	**2003** Mar. 31, 2004
Notes and accounts payable	**¥ 768,201**	¥ 656,411	**$ 7,247,179**
Accrued expenses and other	**358,076**	390,953	**3,378,076**
	¥1,126,277	¥1,047,364	**$10,625,255**

8. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2004 and 2003, short-term borrowings and the current portion of long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	**2003** Mar. 31, 2004	2002 Mar. 31, 2003	**2003** Mar. 31, 2004
Loans, principally from banks	**¥ 311,928**	¥ 436,897	**$ 2,942,717**
Commercial paper	**38,000**	132,034	**358,491**
Current portion of long-term debt	**1,010,870**	746,291	**9,536,509**
Current portion of lease obligation	**50,464**	–	**476,075**
	¥1,411,262	¥1,315,222	**$13,313,792**

The annual interest rates applicable to short-term borrowings outstanding at March 31, 2004 and 2003 ranged principally from 0.1% to 3.4% and from 0.1% to 7.8%, respectively.

At March 31, 2004 and 2003, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2003 Mar. 31, 2004	2002 Mar. 31, 2003	2003 Mar. 31, 2004
Debt with collateral:			
Loans from banks and other financial institutions due through 2009 at rates ranging from 1.1% to 6.8%	**¥1,257,157**	¥1,039,807	**$11,859,972**
Debt without collateral:			
Loans from banks and other financial institutions due through 2015 at rates ranging from 0.1% to 5.4%	**441,125**	442,796	**4,161,556**
Bonds in yen due through 2010 at rates ranging from 0.6% to 3.6%	**685,340**	617,320	**6,465,472**
Medium-term notes in U.S. dollars due through 2008 at rates ranging from 1.2% to 3.1%	**51,237**	59,258	**483,368**
Euro medium-term notes in yen, U.S. dollars and Euro due through 2006 at rates ranging from 1.2% to 1.4%	**13,825**	17,556	**130,424**
Floating rate bonds with warrants in yen due 2004	**172,800**	172,800	**1,630,189**
Lease obligation	**84,179**	–	**794,141**
	2,705,663	2,349,537	**25,525,122**
Less current portion	**1,010,870**	746,291	**9,536,509**
	¥1,694,793	¥1,603,246	**$15,988,613**

See Note 10 with respect to information on the warrants issued with the floating rate bonds due 2004.

At March 31, 2004, if all warrants had been exercised at the then current exercise price, 109,749 thousand new shares would have been issuable.

The exercise price of the warrants is subject to adjustment in certain cases which include stock splits. A sufficient number of shares of common stock is reserved for the exercise of all warrants.

The maturities of long-term debt except for lease obligation are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2005	¥1,010,870	$ 9,536,509
2006	472,348	4,456,113
2007	688,541	6,495,670
2008 and thereafter	449,725	4,242,689
	¥2,621,484	$24,730,981

The assets pledged as collateral for short-term borrowings of ¥295,908 million ($2,791,585 thousand) and long-term debt of ¥1,257,157 million ($11,859,972 thousand) at March 31, 2004 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Receivables	¥ 287,588	$ 2,713,094
Property, plant and equipment, at net book value	1,315,797	12,413,179
Other assets	20,660	194,906
	¥1,624,045	$15,321,179

In addition to the above, at March 31, 2004, investments in consolidated subsidiaries of ¥51,106 million ($482,132 thousand) were pledged as collateral for long-term debt of affiliates of ¥7,779 million ($73,387 thousand), which has not been reflected in the accompanying consolidated balance sheet.

9. RETIREMENT BENEFIT PLANS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans (WPFP), tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs. Certain foreign consolidated subsidiaries have defined benefit and contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2004 and 2003 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	**2003** **Mar. 31, 2004**
Retirement benefit obligation	**¥(1,041,483)**	¥(1,135,273)	**$(9,825,311)**
Plan assets at fair value	**377,169**	359,922	**3,558,198**
Unfunded retirement benefit obligation	**(664,314)**	(775,351)	**(6,267,113)**
Unrecognized net retirement benefit obligation at transition	**131,666**	179,611	**1,242,132**
Unrecognized actuarial gain or loss	**152,867**	231,637	**1,442,141**
Unrecognized prior service cost	**(61,833)**	(69,134)	**(583,330)**
Net retirement benefit obligation	**(441,614)**	(433,237)	**(4,166,170)**
Prepaid pension cost	**652**	29	**6,151**
Accrued retirement benefits	**¥ (442,266)**	¥ (433,266)	**$(4,172,321)**

The substitutional portion of the benefits under the WPFP has been included in the amounts shown in the above table.

The Company received approval from the Minister of Health, Labor and Welfare ("MHLW") in the year ended March 31, 2003 with respect to its application for exemption from the obligation for benefits related to future employee services under the substitutional portion of the WPFP. Certain domestic consolidated subsidiaries received the same approval from MHLW during the year ended March 31, 2004. In accordance with the transitional provision stipulated in "Practical Guidelines for Accounting for Retirement Benefits," the Company and the domestic consolidated subsidiaries accounted for the separation of the substitutional portion of the benefit obligation from the corporate portion of the benefit obligation under their WPFPs as of the dates of approval for their exemption assuming that the transfer to the Japanese government of the substitutional portion of the benefit obligation and related pension plan assets had been completed as of those dates. As a result, the Company recognized a loss of ¥30,945 million for the year ended March 31, 2003 and the domestic consolidated subsidiaries recognized an aggregate gain of ¥3,669 million ($34,613 thousand) and an aggregate loss of ¥1,587 million ($14,972 thousand) for the year ended March 31, 2004. The pension assets to be transferred were calculated at ¥35,770 million ($337,453 thousand) for the domestic consolidated subsidiaries at March 31, 2004 and ¥241,203 million for the Company at March 31, 2003.



The components of retirement benefit expenses for the years ended March 31, 2004, 2003 and 2002 are outlined as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2003** *Mar. 31, 2004*	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*	**2003** *Mar. 31, 2004*
Service cost	**¥48,418**	¥ 51,543	¥50,147	**$456,773**
Interest cost	**33,012**	45,269	43,086	**311,434**
Expected return on plan assets	**(15,523)**	(26,708)	(27,791)	**(146,443)**
Amortization of net retirement benefit obligation at transition	**14,169**	24,280	24,369	**133,670**
Amortization of actuarial gain or loss	**18,689**	11,464	13,378	**176,311**
Amortization of prior service cost	**(7,049)**	(7,762)	(7,408)	**(66,500)**
Other	**57**	5	(190)	**538**
Sub total	**91,773**	98,091	95,591	**865,783**
(Gain) loss on return of the substitutional portion of welfare pension fund plans	**(5,594)**	30,945	–	**(52,774)**
Retirement benefit expenses	**¥86,179**	¥129,036	¥95,591	**$813,009**

The assumptions used in accounting for the above plans were as follows:

	For the years ended	**2003** *Mar. 31, 2004*	2002 *Mar. 31, 2003*
Discount rates	Domestic companies	**2.3% - 2.5%**	2.3% - 2.5%
	Foreign companies	**5.0% - 7.0%**	5.4% - 7.3%
Expected return on assets	Domestic companies	**Mainly 3.0%**	Mainly 4.0%
	Foreign companies	**7.0% - 9.0%**	6.5% - 9.0%

10. SHAREHOLDERS' EQUITY

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥53,838 million ($507,906 thousand) as of both March 31, 2004 and 2003.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. The Code also provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders.

On May 28, 1999, the Company issued to Renault floating rate bonds due 2004 with warrants which amounted to ¥215,900 million. The warrants, which may not be transferred to a third party, entitled Renault to subscribe for shares of common stock of the Company at an exercise price of ¥400 per share.

In March 2002, Renault exercised all the warrants and the Company issued 539,750 thousand new shares of common stock to Renault for ¥220,900 million. As a result, Renault's equity interest in the Company increased to 44.37% as of March 31, 2002. In March and May 2002, the Company indirectly acquired shares of common stock of Renault representing a 15.0% interest, in the aggregate, in Renault for ¥247,566 million.

11. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in selling, general and administrative expenses and manufacturing costs for the years ended March 31, 2004, 2003 and 2002 amounted to ¥354,321 million ($3,342,651 thousand), ¥300,330 million and ¥262,121 million, respectively.

12. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	**2003** *Mar. 31, 2004*	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*	**2003** *Mar. 31, 2004*
Dividend income	**¥ 1,270**	¥ 954	¥ 1,587	**$ 11,981**
Unrealized loss on securities	**(323)**	(769)	(6,757)	**(3,047)**
Gain on sales of property, plant and equipment	**4,163**	58,796	28,229	**39,274**
Loss on disposal of fixed assets	**(18,449)**	(15,587)	(11,285)	**(174,047)**
(Loss) gain on sales of investment securities	**(7,113)**	4,324	(26,823)	**(67,104)**
Foreign exchange gain (loss)	**16,444**	18,318	(1,895)	**155,132**
Amortization of net retirement benefit obligation at transition	**(13,936)**	(23,923)	(23,925)	**(131,472)**
Gain (loss) on return of the substitutional portion of welfare pension fund plans(Note 9)	**5,594**	(30,945)	–	**52,774**
Loss on restructuring of European operations	**(26,164)**	–	–	**(246,830)**
Other	**(44,498)**	(47,675)	(63,034)	**(419,793)**
	¥(83,012)	¥(36,507)	¥(103,903)	**$(783,132)**

13. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory rate of approximately 42% for 2003, 2002 and 2001. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of income for the years ended March 31, 2004, 2003 and 2002 differ from the statutory tax rate for the following reasons:

For the years ended	**2003** *Mar. 31, 2004*	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*
Statutory tax rate	**41.9%**	41.9%	41.9%
Effect of:			
Decrease in valuation allowance	**(6.1)**	(10.4)	(42.9)
Different tax rates applied to foreign subsidiaries	**(4.3)**	(3.8)	(4.3)
Tax credits	**(2.0)**	–	–
Adjustments in deferred tax assets and liabilities due to change in tax rate	**–**	0.8	–
Other	**0.2**	0.1	1.3
Effective tax rates	**29.7%**	28.6%	(4.0)%

New legislation was enacted in March 2003 which will change the aggregate statutory tax rate from 41.9% to 40.6% effective for fiscal years beginning after March 31, 2004. The effect of this tax rate change was to decrease deferred tax assets (net of deferred tax liabilities) by ¥5,467 million at March 31, 2003 and to increase income taxes – deferred by ¥5,501 million for the year ended March 31, 2003.

The significant components of deferred tax assets and liabilities at March 31, 2004 and 2003 were as follows:

As of	Millions of yen 2003 Mar. 31, 2004	2002 Mar. 31, 2003	Thousands of U.S. dollars 2003 Mar. 31, 2004
Deferred tax assets:			
Net operating loss carryforwards	**¥ 40,150**	¥ 86,643	**$ 378,773**
Accrued retirement benefits	**162,926**	159,828	**1,537,038**
Accrued warranty costs	**44,381**	47,359	**418,689**
Other	**299,344**	316,634	**2,824,000**
Gross deferred tax assets	**546,801**	610,464	**5,158,500**
Valuation allowance	**(36,689)**	(66,439)	**(346,123)**
Total deferred tax assets	**510,112**	544,025	**4,812,377**
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law, etc.	**(306,316)**	(266,326)	**(2,889,773)**
Difference between cost of investments and their underlying net equity at fair value	**(72,508)**	(68,517)	**(684,038)**
Unrealized holding gain on securities	**(2,853)**	(1,362)	**(26,915)**
Other	**(91,028)**	(102,452)	**(858,755)**
Total deferred tax liabilities	**(472,705)**	(438,657)	**(4,459,481)**
Net deferred tax assets	**¥ 37,407**	¥ 105,368	**$ 352,896**

14. RETAINED EARNINGS

Other changes in retained earnings for each of the three years in the period ended March 31, 2004 were as follows:

For the years ended	Millions of yen 2003 Mar. 31, 2004	2002 Mar. 31, 2003	2001 Mar. 31, 2002	Thousands of U.S. dollars 2003 Mar. 31, 2004
Adjustments for revaluation of the accounts of the consolidated subsidiaries based on general price-level accounting (Note 1(b))	**¥ 9,460**	¥14,464	¥ 1,455	**$ 89,245**
Loss on disposal of treasury stock	**(8,171)**	(2,664)	–	**(77,085)**
Effect of adoption of a new accounting standard for retirement benefit by a consolidated subsidiary in the United Kingdom (Note 2(b))	**(18,132)**	–	–	**(171,056)**
Adjustments to retained earnings at beginning of the year for inclusion in or exclusion from consolidation or the equity method of accounting for subsidiaries and affiliates, and certain other adjustments	**(4,176)**	(7,854)	(2,465)	**(39,396)**
	¥(21,019)	¥ 3,946	¥(1,010)	**$(198,292)**

15. SUPPLEMENTARY CASH FLOW INFORMATION

The following is a summary of the transferred assets and liabilities, the relevant selling prices and the net cash inflows from sales of stock of Rhythm Corporation, and two other companies in the year ended March 31, 2003 and from sales of stock of Nissan Altia Co., Ltd. and eight other companies in the year ended March 31, 2002:

	Millions of yen	
For the years ended	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*
Current assets	¥ 22,561	¥ 46,516
Fixed assets	7,493	51,729
(Loss) gain on sales of investment securities	(1,765)	2,048
Current liabilities	(11,991)	(53,027)
Long-term liabilities	(5,366)	(24,526)
Minority interests in consolidated subsidiaries	(1,962)	(6,612)
Proceeds from sales of stock	8,970	16,128
Cash and cash equivalents held by subsidiaries	(575)	(2,489)
Net proceeds	¥ 8,395	¥ 13,639

16. LEASE TRANSACTIONS

a) Lessees' accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2003, which would have been reflected in the consolidated balance sheet if finance lease accounting had been applied to the finance leases accounted for as operating leases:

	Millions of yen		
Fiscal year 2002 *(As of Mar. 31, 2003)*	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 89,470	¥35,823	¥ 53,647
Other	155,704	60,472	95,232
Total	¥245,174	¥96,295	¥148,879

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥45,638 million and ¥47,317 million for the years ended March 31, 2003 and 2002, respectively. Depreciation of the leased assets computed by the straight-line method over the respective lease terms and the interest portion included in lease payments amounted to ¥42,444 million and ¥3,039 million, respectively, for the year ended March 31, 2003 and ¥44,282 million and ¥3,207 million, respectively, for the year ended March 31, 2002.

Future minimum lease payments subsequent to March 31, 2004 on noncancelable operating leases are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2005	¥ 5,188	$ 48,943
2006 and thereafter	17,921	169,066
Total	¥23,109	$218,009

b) Lessors' accounting

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets relating to finance leases accounted for as operating leases at March 31, 2003:

	Millions of yen		
Fiscal year 2002 *(As of Mar. 31, 2003)*	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥89,924	¥41,199	¥48,725
Other	7,483	3,768	3,715
Total	¥97,407	¥44,967	¥52,440

Lease income relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥21,216 million and ¥21,850 million for the years ended March 31, 2003 and 2002, respectively. Depreciation of the assets leased under finance leases accounted for as operating leases and the interest portion included in lease income amounted to ¥18,351 million and ¥2,649 million, respectively, for the year ended March 31, 2003 and ¥18,946 million and ¥3,452 million, respectively, for the year ended March 31, 2002.

Future minimum lease income subsequent to March 31, 2004 for noncancelable operating leases is summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2005	¥178,939	$1,688,104
2006 and thereafter	259,704	2,450,038
Total	¥438,643	$4,138,142

See Note 2(c) for the change in the method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets.

17. COMMITMENTS AND CONTINGENCIES

At March 31, 2004, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	*Thousands of U.S. dollars*
As endorser of notes receivable discounted with banks	¥ 2,782	$ 26,245
As guarantor of employees' housing loans from banks and others	249,363	2,352,481
	¥252,145	$2,378,726

In addition to the above, at March 31, 2004, the Company was committed to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates in the aggregate amount of ¥2,962 million ($27,943 thousand) at the request of the lending banks. The Company also provided letters of awareness to financial institutions to whom outstanding trade receivables of ¥42,862 million ($404,359 thousand) had been sold. The outstanding balance of installment receivables sold with recourse amounted to ¥27,714 million ($261,453 thousand) at March 31, 2004.

Certain consolidated subsidiaries have entered into overdraft and loan commitment agreements amounting to ¥84,100 million ($793,396 thousand) with their customers and others. The loans receivable outstanding and the unused balances under these credit facilities as of March 31, 2004 amounted to ¥11,043 million ($104,179 thousand) and ¥73,057 million ($689,217 thousand), respectively. Since many of these facilities expire without being utilized and the related borrowings are sometimes subject to a review of the borrowers' credibility, any unused amount will not necessarily be utilized at the full amount.

18. AMOUNTS PER SHARE

	Yen			*U.S. dollars*
For the years ended	**2003** ***Mar. 31, 2004***	2002 *Mar. 31, 2003*	2001 *Mar. 31, 2002*	**2003** ***Mar. 31, 2004***
Net income:				
Basic	**¥122.02**	¥117.75	¥92.61	**$1.151**
Diluted	**120.74**	116.88	92.13	**1.139**
Cash dividends applicable to the year	**19.00**	14.00	8.00	**0.179**

(Cash dividends per share applicable to the year ended March 31, 2002 for those issued during such year are ¥4.00)

	Yen		*U.S. dollars*
As of	**2003** ***Mar. 31, 2004***	2002 *Mar. 31, 2003*	**2003** ***Mar. 31, 2004***
Net assets	**¥493.85**	¥434.11	**$4.659**

Until the year ended March 31, 2002, basic net income per share was computed based on the net income reported in the consolidated statements of income and the weighted average number of shares of common stock outstanding during each year, and diluted net income per share was computed based on the net income reported and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds and the exercise of warrants.

In accordance with a new accounting standard for earnings per share which became effective April 1, 2002, basic net income per share was computed based on the net income available for distribution to shareholders of common stock and the weighted average number of shares of common stock outstanding during the year, and diluted net income per share was computed based on the net income available for distribution to the shareholders and the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the conversion of convertible bonds and the exercise of warrants for the year ended March 31, 2004 and 2003.

Amounts per share of net assets are computed based on net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years together with the interim cash dividends paid.



19. SECURITIES

a) Information regarding marketable securities classified as held-to-maturity debt securities and other securities as of March 31, 2004 and 2003 is as follows:

Marketable held-to-maturity debt securities

	Millions of yen			Thousands of U.S. dollars		
Fiscal year 2003 *(As of Mar. 31, 2004)*	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:						
Subtotal	¥ 0	¥ 0	¥ 0	$ 0	$ 0	$ 0
Securities whose carrying value exceeds their fair value:						
Corporate bonds	¥249	¥249	¥ 0	$2,349	$2,349	$ 0
Subtotal	¥249	¥249	¥ 0	$2,349	$2,349	$ 0
Total	¥249	¥249	¥ 0	$2,349	$2,349	$ 0

	Millions of yen		
Fiscal year 2002 *(As of Mar. 31, 2003)*	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:			
Government bonds	¥ 60	¥ 61	¥ 1
Corporate bonds	313	336	23
Subtotal	¥ 373	¥ 397	¥24
Securities whose carrying value exceeds their fair value:			
Other bonds	¥3,068	¥3,068	¥ 0
Subtotal	¥3,068	¥3,068	¥ 0
Total	¥3,441	¥3,465	¥24

Marketable other securities

	Millions of yen			Thousands of U.S. dollars		
Fiscal year 2003 *(As of Mar. 31, 2004)*	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stock	¥1,042	¥7,934	¥6,892	$ 9,830	$74,849	$65,019
Debt securities	19	20	1	179	189	10
Subtotal	¥1,061	¥7,954	¥6,893	$10,009	$75,038	$65,029
Securities whose acquisition cost exceeds their carrying value:						
Stock	¥2,486	¥1,939	¥ (547)	$23,453	$18,292	$ (5,161)
Subtotal	¥2,486	¥1,939	¥ (547)	$23,453	$18,292	$ (5,161)
Total	¥3,547	¥9,893	¥6,346	$33,462	$93,330	$59,868

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stock	¥ 1,243	¥ 4,492	¥ 3,249
Debt securities	19	20	1
Others	8,976	9,779	803
Subtotal	¥10,238	¥14,291	¥ 4,053
Securities whose acquisition cost exceeds their carrying value:			
Stock	¥ 3,544	¥ 2,883	¥ (661)
Debt securities	100	82	(18)
Subtotal	¥ 3,644	¥ 2,965	¥ (679)
Total	¥13,882	¥17,256	¥3,374

b) Sales of securities classified as other securities with aggregate gain and loss are summarized as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	**2003** **Mar. 31, 2004**
Sales proceeds	**¥4,048**	¥12,770	¥72,388	**$38,189**
Aggregate gain	**1,500**	3,446	12,818	**14,151**
Aggregate loss	**(32)**	(3,167)	(43,720)	**(302)**

c) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities as of March 31, 2004 is summarized as follows:

	Millions of yen				*Thousands of U.S. dollars*			
Fiscal year 2003 *(As of Mar. 31, 2004)*	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years
Government bonds	¥ 20	¥ 0	¥ 0	¥0	$ 189	$ 0	$ 0	$0
Corporate bonds	106	90	53	0	1,000	849	500	0
Total	¥126	¥90	¥53	¥0	$1,189	$849	$500	$0



20. DERIVATIVE TRANSACTIONS

Hedging Policies

The Company and its consolidated subsidiaries (collectively, the "Group") utilize derivative transactions for the purpose of hedging their exposure to fluctuation in foreign exchange rates, interest rates and market prices. However, based on an internal management rule on financial market risk (the "Rule") approved by the Company's Board of Directors, they do not enter into transactions involving derivatives for speculative purposes. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary can initiate a hedge position without the prior approval of, and regular reporting back to the Company.

Risk to be hedged by derivative transactions

(1) Market risk
The financial market risk to which the Group is generally exposed in its operations and the relevant derivative transactions primarily used for hedging are summarized as follows:

- Foreign exchange risk associated with assets and liabilities denominated in foreign currencies; forward foreign exchange contracts, foreign currency options, and currency swaps;
- Interest rate risk associated with sourcing funds and investing: interest-rate swaps;
- Risk of fluctuation in stock prices: options on stocks;
- Risk of fluctuation in commodity prices (mainly for precious metals): commodity futures contracts

(2) Credit risk
The Group is exposed to the risk that a counterparty to its financial transactions could default and jeopardize future profits. We believe that this risk is insignificant as the Group enters into derivative transactions only with financial institutions which have a sound credit profile. The Group enters into these transactions also with Renault Finance S.A. ("RF"), a specialized financial subsidiary of the Renault Group which, we believe, is not subject to any such material risk. This is because RF enters into derivative transactions to cover such derivative transactions with us only with financial institutions of the highest caliber carefully selected by RF based on its own rating system which takes into account each counterparty's long-term credit rating and shareholders' equity.

(3) Legal risk
The Group is exposed to the risk of entering into a financial agreement which may contain inappropriate terms and conditions as well as the risk that an existing contract may be affected by revisions to the relevant laws and regulations. The Company's Legal Department and Finance Department make every effort to minimize legal risk by reviewing any new agreements of significance and by reviewing the related documents in a centralized way.

Risk Management

All strategies to manage financial market risk and risk hedge operations of the Group are carried out pursuant to the Rule which stipulates the Group's basic policies for derivative transactions, management policies, management items, procedures, criteria for the selection of counterparties, and the reporting system, and so forth. The Rule prescribes that (i) the Group's financial market risk is to be controlled by the Company in a centralized manner, and that (ii) no individual subsidiary is permitted to initiate a hedging operation without the prior approval of, and regular reporting back to the Company.

The basic hedge policy is subject to the approval of the Monthly Hedge Policy Meeting attended by the corporate officer in charge of Treasury Department. Execution and management of all deals are to be conducted pursuant to the Rule. Derivative transactions are conducted by a special section of the Treasury Department and monitoring of contracts for such transactions and confirming the balance of all open positions are the responsibility of back office and risk management section. Commodity futures contracts are to be handled also by Treasury Department under guidelines which are to be drawn up by the MRMC (Materials Risk Management Committee). The MRMC is chaired by the corporate officer in charge of the Purchasing Department and the corporate officer in charge of Treasury Department and it will meet approximately once every six months.

The status of derivative transactions is reported on a daily basis to the chief officer in charge of Treasury Department and on an annual basis to the Board of Directors. Credit risk is monitored quantitatively with reference to Renault's rating system based principally on the counterparties' long-term credit ratings and on their shareholders' equity. The Finance Department sets a maximum upper limit on positions with each of the counterparties for the Group and monitors the balances of open positions every day.

Summarized below are the notional amounts and the estimated fair value of the derivative instruments outstanding at March 31, 2004 and 2003:

1) Currency-related transactions

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen* Notional amount	Fair value	Unrealized gain (loss)	*Thousands of U.S. dollars* Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts:						
Sell:						
US$	¥23,293	¥22,778	¥ 515	$219,745	$214,887	$ 4,858
CAN$	7,959	7,932	27	75,085	74,830	255
ZAR	685	702	(17)	6,462	6,622	(160)
Others	–	–	–	–	–	–
Buy:						
CAN$	29,456	29,899	443	277,887	282,066	4,179
£ Stg.	–	–	–	–	–	–
US$	20,714	20,362	(352)	195,415	192,094	(3,321)
Others	–	–	–	–	–	–
Currency swaps:						
Euro	¥86,958	¥ 347	¥ 347	$820,358	$ 3,274	$ 3,274
£ Stg.	35,732	58	58	337,094	547	547
US$	21,185	298	298	199,858	2,811	2,811
CAN$	1,129	(97)	(97)	10,651	(915)	(915)
Total	–	–	¥1,222	–	–	$11,528

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen* Notional amount	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts:			
Sell:			
US$	¥103,749	¥102,000	¥ 1,749
Others	1	1	0
Buy:			
CAN$	10,542	10,663	121
£ Stg.	2,391	2,365	(26)
Others	691	600	(91)
Currency swaps:			
Euro	¥ 34,840	¥ (1,032)	¥(1,032)
£ Stg.	34,186	339	339
US$	8,645	(320)	(320)
CAN$	2,242	(59)	(59)
Total	–	–	¥ 681

Note: The notional amounts of the forward foreign exchange contracts and currency swaps presented above exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contracted rates in the accompanying consolidated balance sheets.

2) Interest-related transactions

Fiscal year 2003 *(As of Mar. 31, 2004)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:						
Receive/floating and pay/fixed	¥187,454	¥ (851)	¥ (851)	$1,768,434	$(8,028)	$ (8,028)
Receive/fixed and pay/floating	186,223	4,398	4,398	1,756,821	41,490	41,490
Receive/floating and pay/floating	–	–	–	–	–	–
Options:						
Caps sold	¥445,376			$4,201,660		
(Premium)	(–)	(4,219)	(4,219)	(–)	(39,802)	(39,802)
Caps purchased	¥445,376			$4,201,660		
(Premium)	(–)	4,219	4,219	(–)	39,802	39,802
Total	–	–	¥ 3,547	–	–	$33,462

Fiscal year 2002 *(As of Mar. 31, 2003)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	¥187,187	¥(2,095)	¥(2,095)
Receive/fixed and pay/floating	262,154	7,247	7,247
Receive/floating and pay/floating	2,500	(30)	(30)
Options:			
Caps sold	¥461,860		
(Premium)	–	(4,605)	(4,605)
Caps purchased	¥461,860		
(Premium)	–	4,605	4,605
Total	–	–	¥ 5,122

Note: The notional amounts of the interest rate swaps and options presented above exclude those for which the deferral hedge accounting has been applied.



21. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sales of products in the automobile segment and in providing various financial services to users of the Company's products in the sales financing segment. These products, which are sold in Japan and overseas, principally in North America and Europe, include passenger cars, buses and trucks as well as the related components. Financial services include primarily leases and credits principally in Japan and North America.

Business segments

The business segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2004, 2003 and 2002 is as follows:

	Fiscal year 2003 *(For the year ended Mar. 31, 2004)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥7,072,982	¥ 356,237	¥7,429,219	¥ –	¥7,429,219
Inter-segment sales and transfers	22,916	9,752	32,668	(32,668)	–
Total sales	7,095,898	365,989	7,461,887	(32,668)	7,429,219
Operating expenses	6,340,631	301,179	6,641,810	(37,446)	6,604,364
Operating income	¥ 755,267	¥ 64,810	¥ 820,077	¥ 4,778	¥ 824,855
II. Assets, depreciation and capital expenditures					
Total assets	¥5,847,139	¥3,479,171	¥9,326,310	¥(1,466,454)	¥7,859,856
Depreciation	¥ 313,289	¥ 147,748	¥ 461,037	¥ –	¥ 461,037
Capital expenditures	¥ 441,384	¥ 463,616	¥ 905,000	¥ –	¥ 905,000

	Fiscal year 2003 *(For the year ended Mar. 31, 2004)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Thousands of U.S. dollars		
I. Sales and operating income					
Sales to third parties	$66,726,245	$ 3,360,727	$70,086,972	$ –	$70,086,972
Inter-segment sales and transfers	216,189	92,000	308,189	(308,189)	–
Total sales	66,942,434	3,452,727	70,395,161	(308,189)	70,086,972
Operating expenses	59,817,274	2,841,311	62,658,585	(353,264)	62,305,321
Operating income	$ 7,125,160	$ 611,416	$ 7,736,576	$ 45,075	$ 7,781,651
II. Assets, depreciation and capital expenditures					
Total assets	$55,161,689	$32,822,368	$87,984,057	$(13,834,472)	$74,149,585
Depreciation	$ 2,955,557	$ 1,393,849	$ 4,349,406	$ –	$ 4,349,406
Capital expenditures	$ 4,164,000	$ 4,373,736	$ 8,537,736	$ –	$ 8,537,736

a) As described in Note 2(b), effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption of a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to decrease operating income in the "Automobile" segment by ¥1,686 million ($15,906 thousand) for the year ended March 31, 2004 as compared with the corresponding amount which would have been recorded if the previous method had been followed.

b) As described in Note 2(c), effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. The effect of this change was to decrease sales and operating expenses in the "Automobile" segment by ¥237 million ($2,236 thousand) and ¥21,805 million ($205,708 thousand), respectively, to increase operating income, total assets, depreciation expense and capital expenditures in the "Automobile" segment by ¥21,568 million ($203,472 thousand), ¥136,522 million ($1,287,943 thousand), ¥46,986 million ($443,264 thousand) and ¥55,581 million ($524,349 thousand), respectively, and to decrease sales and operating expenses and capital expenditures in the "Sales Financing" segment by ¥33,351 million ($314,632 thousand), ¥33,374 million ($314,849 thousand) and ¥29,716 million ($280,340 thousand), respectively, and to increase operating income, total assets and depreciation expense in the "Sales Financing" segment by ¥23 million ($217 thousand), ¥662 million ($6,245 thousand) and ¥292 million ($2,755 thousand), respectively, and to increase sales and operating expenses in "Eliminations" by ¥15,645 million ($147,594 thousand) for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥6,444,460	¥ 384,128	¥6,828,588	¥ –	¥6,828,588
Inter-segment sales and transfers	42,775	11,740	54,515	(54,515)	–
Total sales	6,487,235	395,868	6,883,103	(54,515)	6,828,588
Operating expenses	5,818,023	335,986	6,154,009	(62,651)	6,091,358
Operating income	¥ 669,212	¥ 59,882	¥ 729,094	¥ 8,136	¥ 737,230
II. Assets, depreciation and capital expenditures					
Total assets	¥5,607,323	¥3,103,889	¥8,711,212	¥(1,362,029)	¥7,349,183
Depreciation	¥ 213,569	¥ 157,556	¥ 371,125	¥ –	¥ 371,125
Capital expenditures	¥ 410,003	¥ 451,630	¥ 861,633	¥ –	¥ 861,633

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥5,842,648	¥ 353,593	¥6,196,241	¥ –	¥6,196,241
Inter-segment sales and transfers	49,755	13,059	62,814	(62,814)	–
Total sales	5,892,403	366,652	6,259,055	(62,814)	6,196,241
Operating expenses	5,435,656	328,536	5,764,192	(57,166)	5,707,026
Operating income	¥ 456,747	¥ 38,116	¥ 494,863	¥ (5,648)	¥ 489,215
II. Assets, depreciation and capital expenditures					
Total assets	¥5,418,619	¥2,862,560	¥8,281,179	¥(1,066,174)	¥7,215,005
Depreciation	¥ 209,174	¥ 165,653	¥ 374,827	¥ –	¥ 374,827
Capital expenditures	¥ 346,994	¥ 343,019	¥ 690,013	¥ –	¥ 690,013

The following tables set forth the summarized financial statements by business segment for the years ended March 31, 2004, 2003 and 2002. Amounts for the sales financing segment represent the aggregate of the figures for the sales financing subsidiaries in Japan, the United States, Canada and Mexico. Amounts for the automobile segment represent the differences between the consolidated totals and those for the sales financing segment.

1) Summarized consolidated balance sheets by business segment

	Millions of yen			*Thousands of U.S. dollars*		
Fiscal year 2003 *(As of Mar. 31, 2004)*	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 190,135	¥ 4,029	¥ 194,164	$ 1,793,727	$ 38,009	$ 1,831,736
Short-term investments	319	385	704	3,010	3,632	6,642
Receivables, less allowance for doubtful receivables	246,310	2,356,566	2,602,876	2,323,679	22,231,755	24,555,434
Inventories	536,172	6,620	542,792	5,058,226	62,453	5,120,679
Other current assets	284,614	141,813	426,427	2,685,037	1,337,859	4,022,896
Total current assets	1,257,550	2,509,413	3,766,963	11,863,679	23,673,708	35,537,387
Property, plant and equipment, net	2,425,940	777,312	3,203,252	22,886,226	7,333,132	30,219,358
Investment securities	356,925	3,419	360,344	3,367,217	32,255	3,399,472
Other assets	340,270	189,027	529,297	3,210,095	1,783,273	4,993,368
Total assets	¥4,380,685	¥3,479,171	¥7,859,856	$41,327,217	$32,822,368	$74,149,585
Short-term borrowings and current portion of long-term debt	¥ (565,677)	¥1,976,939	¥1,411,262	$ (5,336,576)	$18,650,368	$13,313,792
Notes and accounts payable	1,086,094	40,183	1,126,277	10,246,170	379,085	10,625,255
Accrued income taxes	88,000	6,008	94,008	830,189	56,679	886,868
Other current liabilities	428,791	42,143	470,934	4,045,198	397,576	4,442,774
Total current liabilities	1,037,208	2,065,273	3,102,481	9,784,981	19,483,708	29,268,689
Long-term debt	769,515	925,278	1,694,793	7,259,575	8,729,038	15,988,613
Other long-term liabilities	743,539	191,264	934,803	7,014,519	1,804,377	8,818,896
Total long-term liabilities	1,513,054	1,116,542	2,629,596	14,274,094	10,533,415	24,807,509
Total liabilities	2,550,262	3,181,815	5,732,077	24,059,075	30,017,123	54,076,198
Minority interests	103,785	–	103,785	979,104	–	979,104
Common stock	520,692	85,122	605,814	4,912,188	803,038	5,715,226
Capital surplus	774,403	30,067	804,470	7,305,689	283,651	7,589,340
Retained earnings	1,096,203	190,096	1,286,299	10,341,538	1,793,358	12,134,896
Unrealized holding gain on securities	4,211	181	4,392	39,726	1,708	41,434
Translation adjustments	(423,634)	(8,110)	(431,744)	(3,996,547)	(76,510)	(4,073,057)
Treasury stock	(245,237)	–	(245,237)	(2,313,556)	–	(2,313,556)
Total shareholders' equity	1,726,638	297,356	2,023,994	16,289,038	2,805,245	19,094,283
Total liabilities and shareholders' equity	¥4,380,685	¥3,479,171	¥7,859,856	$41,327,217	$32,822,368	$74,149,585

Fiscal year 2002 *(As of Mar. 31, 2003)*	Millions of yen Automobile	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 263,146	¥ 6,671	¥ 269,817
Short-term investments	21	15	36
Receivables, less allowance for doubtful receivables	267,704	2,060,679	2,328,383
Inventories	526,062	17,546	543,608
Other current assets	397,157	161,056	558,213
Total current assets	1,454,090	2,245,967	3,700,057
Property, plant and equipment, net	2,223,124	766,210	2,989,334
Investment securities	256,515	10,531	267,046
Other assets	311,542	81,204	392,746
Total assets	¥4,245,271	¥3,103,912	¥7,349,183
Short-term borrowings and current portion of long-term debt	¥ (653,588)	¥1,968,810	¥1,315,222
Notes and accounts payable	1,015,967	31,397	1,047,364
Accrued income taxes	36,907	–	36,907
Other current liabilities	432,629	89,696	522,325
Total current liabilities	831,915	2,089,903	2,921,818
Long-term debt	1,024,686	578,560	1,603,246
Other long-term liabilities	772,081	155,283	927,364
Total long-term liabilities	1,796,767	733,843	2,530,610
Total liabilities	2,628,682	2,823,746	5,452,428
Minority interests	88,451	–	88,451
Common stock	523,707	82,107	605,814
Capital surplus	774,403	30,067	804,470
Retained earnings	730,373	148,282	878,655
Unrealized holding gain on securities	1,934	(103)	1,831
Translation adjustments	(340,089)	19,813	(320,276)
Treasury stock	(162,190)	–	(162,190)
Total shareholders' equity	1,528,138	280,166	1,808,304
Total liabilities and shareholders' equity	¥4,245,271	¥3,103,912	¥7,349,183



(Interest-bearing debt)

Fiscal year 2003 *(As of Mar. 31, 2004)*	Millions of yen Automobile	Millions of yen Sales Financing	Millions of yen Consolidated total	Thousands of U.S. dollars Automobile	Thousands of U.S. dollars Sales Financing	Thousands of U.S. dollars Consolidated total
Short-term borrowings from third parties	¥ 480,948	¥ 879,850	¥1,360,798	$ 4,537,245	$ 8,300,472	$12,837,717
Internal loans to sales financing companies	(1,096,792)	1,096,792	–	(10,347,094)	10,347,094	–
Short-term borrowings per the balance sheet	(615,844)	1,976,642	1,360,798	(5,809,849)	18,647,566	12,837,717
Bonds and debentures	508,864	33,960	542,824	4,800,604	320,377	5,120,981
Long-term borrowings from third parties	177,054	890,736	1,067,790	1,670,321	8,403,170	10,073,491
Internal loans to sales financing companies	–	–	–	–	–	–
Long-term borrowings per the balance sheet	177,054	890,736	1,067,790	1,670,321	8,403,170	10,073,491
Lease obligation	133,664	979	134,643	1,260,981	9,236	1,270,217
Total interest bearing debt	203,738	2,902,317	3,106,055	1,922,057	27,380,349	29,302,406
Cash and cash equivalents	190,135	4,029	194,164	1,793,727	38,009	1,831,736
Net interest bearing debt	13,603	2,898,288	2,911,891	128,330	27,342,340	27,470,670
Debt for Canton Plant included in the above	95,800	–	95,800	903,774	–	903,774
Lease obligation included in the above	133,664	979	134,643	1,260,981	9,236	1,270,217
Net interest bearing debt (excluding that related to Canton Plant and lease obligation)	¥ (215,861)	¥2,897,309	¥2,681,448	$(2,036,425)	$27,333,104	$25,296,679

Fiscal year 2002 *(As of Mar. 31, 2003)*	Millions of yen Automobile	Millions of yen Sales Financing	Millions of yen Consolidated total
Short-term borrowings from third parties	¥ 420,041	¥ 895,181	¥1,315,222
Internal loans to sales financing companies	(1,073,629)	1,073,629	–
Short-term borrowings per the balance sheet	(653,588)	1,968,810	1,315,222
Bonds and debentures	772,220	5,940	778,160
Long-term borrowings from third parties	252,772	572,314	825,086
Internal loans to sales financing companies	(306)	306	–
Long-term borrowings per the balance sheet	252,466	572,620	825,086
Total interest bearing debt	371,098	2,547,370	2,918,468
Cash and cash equivalents	263,146	6,671	269,817
Net interest bearing debt	107,952	2,540,699	2,648,651
Debt for Canton Plant included in the above	116,554	–	116,554
Net interest bearing debt (excluding that related to Canton Plant)	¥ (8,602)	¥2,540,699	¥2,532,097

2) Summarized consolidated statements of income by business segment

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Net sales	¥7,063,230	¥365,989	¥7,429,219	$66,634,245	$3,452,727	$70,086,972
Cost of sales	5,098,056	212,116	5,310,172	48,094,868	2,001,094	50,095,962
Gross profit	1,965,174	153,873	2,119,047	18,539,377	1,451,633	19,991,010
Operating income	760,045	64,810	824,855	7,170,236	611,415	7,781,651
Operating income as a percentage of net sales	10.8%	17.7%	11.1%	10.8%	17.7%	11.1%
Net financial cost	(15,669)	(30)	(15,699)	(147,821)	(283)	(148,104)
Income before income taxes and minority interests	671,513	64,984	736,497	6,335,028	613,057	6,948,085
Net income	¥ 465,329	¥ 38,338	¥ 503,667	$ 4,389,896	$ 361,679	$ 4,751,575
Total net financial cost	¥ (15,669)	¥ (30)	¥ (15,699)	$ (147,821)	$ (283)	$ (148,104)
Interest on lease obligation	(4,603)	(20)	(4,623)	(43,424)	(189)	(43,613)
Intersegment elimination	(5,322)	–	(5,322)	(50,208)	–	(50,208)
Net financial cost for segment	(5,744)	(10)	(5,754)	(54,189)	(94)	(54,283)

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	*Millions of yen*		
	Automobile	Sales Financing	Consolidated total
Net sales	¥6,432,720	¥395,868	¥6,828,588
Cost of sales	4,617,368	254,956	4,872,324
Gross profit	1,815,352	140,912	1,956,264
Operating income	677,348	59,882	737,230
Operating income as a percentage of net sales	10.5%	15.1%	10.8%
Net financial cost	(16,543)	3	(16,540)
Income before income taxes and minority interests	634,818	59,806	694,624
Net income	¥ 458,611	¥ 36,554	¥ 495,165
Total net financial cost	¥ (16,543)	¥ 3	¥ (16,540)
Intersegment elimination	(5,677)	–	(5,677)
Net financial cost for segment	(10,866)	3	(10,863)

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen*		
	Automobile	Sales Financing	Consolidated total
Net sales	¥5,829,589	¥366,652	¥6,196,241
Cost of sales	4,294,565	251,961	4,546,526
Gross profit	1,535,024	114,691	1,649,715
Operating income	451,099	38,116	489,215
Operating income as a percentage of net sales	7.7%	10.4%	7.9%
Net financial cost	(20,428)	(2)	(20,430)
Income before income taxes and minority interests	327,197	37,019	364,216
Net income	¥ 349,890	¥ 22,372	¥ 372,262
Total net financial cost	¥ (20,428)	¥ (2)	¥ (20,430)
Intersegment elimination	(5,469)	–	(5,469)
Net financial cost for segment	(14,959)	(2)	(14,961)

3) Summarized consolidated statements of cash flows by business segment

Fiscal year 2003 *(For the year ended Mar. 31, 2004)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	¥ 671,513	¥ 64,984	¥736,497	$6,335,028	$ 613,057	$ 6,948,085
Depreciation and amortization	313,146	147,891	461,037	2,954,208	1,395,198	4,349,406
Increase in finance receivables	(154)	(462,956)	(463,110)	(1,453)	(4,367,509)	(4,368,962)
Others	57,936	5,057	62,993	546,566	47,707	594,273
Net cash provided by (used in) operating activities	1,042,441	(245,024)	797,417	9,834,349	(2,311,547)	7,522,802
Investing activities						
Proceeds from sales of investment securities including shares of subsidiaries	40,488	34	40,522	381,962	321	382,283
Proceeds from sales of property, plant and equipment	53,827	105	53,932	507,802	990	508,792
Purchases of fixed assets	(422,326)	(6,061)	(428,387)	(3,984,208)	(57,179)	(4,041,387)
Purchases of leased vehicles	(19,295)	(457,318)	(476,613)	(182,028)	(4,314,321)	(4,496,349)
Proceeds from sales of leases vehicles	20,857	170,248	191,105	196,764	1,606,113	1,802,877
Others	(101,534)	(35,151)	(136,685)	(957,867)	(331,613)	(1,289,480)
Net cash used in investing activities	(427,983)	(328,143)	(756,126)	(4,037,575)	(3,095,689)	(7,133,264)
Financing activities						
(Decrease) increase in short-term borrowings	(306,969)	169,394	(137,575)	(2,895,934)	1,598,057	(1,297,877)
(Decrease) increase in long-term borrowings	(244,774)	371,473	126,699	(2,309,189)	3,504,463	1,195,274
Increase in bonds and debentures	120,000	30,000	150,000	1,132,075	283,019	1,415,094
Others	(253,031)	167	(252,864)	(2,387,084)	1,574	(2,385,510)
Net cash (used in) provided by financing activities	(684,774)	571,034	(113,740)	(6,460,132)	5,387,113	(1,073,019)
Effect of exchange rate changes on cash and cash equivalents	(2,095)	(509)	(2,604)	(19,764)	(4,802)	(24,566)
(Decrease) increase in cash and cash equivalents	(72,411)	(2,642)	(75,053)	(683,122)	(24,925)	(708,047)
Cash and cash equivalents at beginning of the year	263,146	6,671	269,817	2,482,509	62,934	2,545,443
Increase due to inclusion in consolidation	310	0	310	2,925	0	2,925
Decrease due to exclusion from consolidation	(910)	0	(910)	(8,585)	0	(8,585)
Cash and cash equivalents at end of the year	¥ 190,135	¥ 4,029	¥194,164	$1,793,727	$ 38,009	$ 1,831,736

Fiscal year 2002 *(For the year ended Mar. 31, 2003)*	*Millions of yen* Automobile	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥634,818	¥ 59,806	¥694,624
Depreciation and amortization	213,569	157,556	371,125
Decrease (increase) in finance receivables	64,057	(391,414)	(327,357)
Others	(115,097)	(47,917)	(163,014)
Net cash provided by (used in) operating activities	797,347	(221,969)	575,378
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	39,816	13,842	53,658
Proceeds from sales of property, plant and equipment	94,828	3,871	98,699
Purchases of fixed assets	(376,429)	(1,500)	(377,929)
Purchases of leased vehicles	(33,522)	(450,182)	(483,704)
Proceeds from sales of leases vehicles	15,644	243,431	259,075
Others	(46,720)	(18,453)	(65,173)
Net cash used in investing activities	(306,383)	(208,991)	(515,374)
Financing activities			
(Decrease) increase in short-term borrowings	(369,506)	315,196	(54,310)
(Decrease) increase in long-term borrowings	(81,106)	91,044	9,938
Increase in bonds and debentures	85,000	–	85,000
Proceeds from sales of treasury stock	5,670	–	5,670
Others	(144,062)	25,000	(119,062)
Net cash (used in) provided by financing activities	(504,004)	431,240	(72,764)
Effect of exchange rate changes on cash and cash equivalents	1,174	(520)	654
Decrease in cash and cash equivalents	(11,866)	(240)	(12,106)
Cash and cash equivalents at beginning of the year	272,742	6,911	279,653
Increase due to inclusion in consolidation	2,297	–	2,297
Decrease due to exclusion from consolidation	(27)	–	(27)
Cash and cash equivalents at end of the year	¥263,146	¥ 6,671	¥269,817



Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen* Automobile	Sales Financing	Consolidated total
Operating activities			
Income before income taxes and minority interests	¥327,197	¥ 37,019	¥364,216
Depreciation and amortization	209,174	165,653	374,827
Decrease (increase) in finance receivables	135,274	(569,939)	(434,665)
Others	(42,492)	(39,672)	(82,164)
Net cash provided by (used in) operating activities	629,153	(406,939)	222,214
Investing activities			
Proceeds from sales of investment securities including shares of subsidiaries	106,292	7,013	113,305
Proceeds from sales of property, plant and equipment	108,874	61	108,935
Purchases of fixed assets	(293,100)	(700)	(293,800)
Purchases of leased vehicles	(53,868)	(342,345)	(396,213)
Proceeds from sales of leases vehicles	38,213	146,939	185,152
Others	(233,522)	(8,246)	(241,768)
Net cash used in investing activities	(327,111)	(197,278)	(524,389)
Financing activities			
(Decrease) increase in short-term borrowings	(331,786)	640,655	308,869
Decrease in long-term borrowings	(415,935)	(44,680)	(460,615)
Increase in bonds and debentures	236,922	9,900	246,822
Proceeds from sales of treasury stock	2,324	–	2,324
Others	183,515	–	183,515
Net cash (used in) provided by financing activities	(324,960)	605,875	280,915
Effect of exchange rate changes on cash and cash equivalents	9,937	434	10,371
(Decrease) increase in cash and cash equivalents	(12,981)	2,092	(10,889)
Cash and cash equivalents at beginning of the year	283,717	4,819	288,536
Increase due to inclusion in consolidation	2,006	–	2,006
Cash and cash equivalents at end of the year	¥272,742	¥ 6,911	¥279,653



Geographical areas

The geographical segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2004, 2003 and 2002 is as follows:

	Fiscal year 2003 *(For the year ended Mar. 31, 2004)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,559,806	¥3,278,966	¥1,164,032	¥426,415	¥7,429,219	¥ –	¥7,429,219
Inter-area sales and transfers	1,725,491	35,384	31,690	4,663	1,797,228	(1,797,228)	–
Total sales	4,285,297	3,314,350	1,195,722	431,078	9,226,447	(1,797,228)	7,429,219
Operating expenses	3,932,835	2,914,529	1,146,549	412,938	8,406,851	(1,802,487)	6,604,364
Operating income	¥ 352,462	¥ 399,821	¥ 49,173	¥ 18,140	¥ 819,596	¥ 5,259	¥ 824,855
Total assets	¥4,805,718	¥3,664,382	¥ 607,926	¥219,109	¥9,297,135	¥(1,437,279)	¥7,859,856

				Thousands of U.S. dollars			
Sales to third parties	$24,149,113	$30,933,642	$10,981,434	$4,022,783	$70,086,972	$ –	$70,086,972
Inter-area sales and transfers	16,278,217	333,811	298,962	43,991	16,954,981	(16,954,981)	–
Total sales	40,427,330	31,267,453	11,280,396	4,066,774	87,041,953	(16,954,981)	70,086,972
Operating expenses	37,102,217	27,495,557	10,816,500	3,895,641	79,309,915	(17,004,594)	62,305,321
Operating income	$ 3,325,113	$ 3,771,896	$ 463,896	$ 171,133	$ 7,732,038	$ 49,613	$ 7,781,651
Total assets	$45,336,962	$34,569,642	$ 5,735,151	$2,067,066	$87,708,821	$(13,559,236)	$74,149,585

a) As described in Note 2(b), effective April 1, 2003, Nissan Motor Manufacturing (UK) Ltd., a consolidated subsidiary, implemented early adoption of a new accounting standard for retirement benefits in the United Kingdom. The effect of this change was to decrease operating income in the "Europe" segment by ¥1,686 million ($15,906 thousand) for the year ended March 31, 2004 as compared with the corresponding amount which would have been recorded if the previous method had been followed.

b) As described in Note 2(c), effective April 1, 2003, the Company and its domestic consolidated subsidiaries changed their method of accounting for noncancelable lease transactions which transfer substantially all risks and rewards associated with the ownership of assets, from accounting for them as operating leases, to finance leases. The effect of this change was to decrease sales and operating expenses in the "Japan" segment by ¥17,943 million ($169,273 thousand) and ¥39,534 million ($372,962 thousand), respectively, and to increase operating income and total assets in the "Japan" segment by ¥21,591 million ($203,689 thousand) and ¥137,184 million ($1,294,189 thousand), respectively, for the year ended March 31, 2004 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

	Fiscal year 2002 (For the year ended Mar. 31, 2003)						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,554,374	¥2,879,500	¥963,440	¥431,274	¥6,828,588	¥ –	¥6,828,588
Inter-area sales and transfers	1,766,102	32,763	26,765	4,174	1,829,804	(1,829,804)	–
Total sales	4,320,476	2,912,263	990,205	435,448	8,658,392	(1,829,804)	6,828,588
Operating expenses	3,929,920	2,607,699	968,253	418,682	7,924,554	(1,833,196)	6,091,358
Operating income	¥ 390,556	¥ 304,564	¥ 21,952	¥ 16,766	¥ 733,838	¥ 3,392	¥ 737,230
Total assets	¥4,881,842	¥3,463,261	¥502,028	¥140,849	¥8,987,980	¥(1,638,797)	¥7,349,183

	Fiscal year 2001 (For the year ended Mar. 31, 2002)						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,370,162	¥2,649,212	¥818,555	¥358,312	¥6,196,241	¥ –	¥6,196,241
Inter-area sales and transfers	1,458,965	15,475	32,912	4,709	1,512,061	(1,512,061)	–
Total sales	3,829,127	2,664,687	851,467	363,021	7,708,302	(1,512,061)	6,196,241
Operating expenses	3,539,431	2,455,062	848,239	356,794	7,199,526	(1,492,500)	5,707,026
Operating income	¥ 289,696	¥ 209,625	¥ 3,228	¥ 6,227	¥ 508,776	¥ (19,561)	¥ 489,215
Total assets	¥4,988,676	¥3,506,180	¥471,008	¥114,081	¥9,079,945	¥(1,864,940)	¥7,215,005

Overseas sales

Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of the foreign consolidated subsidiaries, for the years ended March 31, 2004, 2003 and 2002 are summarized as follows:

	Fiscal year 2003 (For the year ended Mar. 31, 2004)			
	North America	Europe	Other foreign countries	Total
		Millions of yen		
Overseas sales	¥3,222,497	¥1,201,035	¥773,248	¥5,196,780
Consolidated net sales				7,429,219
		Thousands of U.S. dollars		
Overseas sales	$30,400,915	$11,330,519	$7,294,792	$49,026,226
Consolidated net sales				70,086,972
Overseas sales as a percentage of consolidated net sales	43.4%	16.2%	10.4%	70.0%

	Fiscal year 2002 *(For the year ended Mar. 31, 2003)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,785,334	¥974,872	¥763,368	¥4,523,574
Consolidated net sales				6,828,588
Overseas sales as a percentage of consolidated net sales	40.8%	14.3%	11.1%	66.2%

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,588,300	¥825,696	¥670,556	¥4,084,552
Consolidated net sales				6,196,241
Overseas sales as a percentage of consolidated net sales	41.8%	13.3%	10.8%	65.9%

22. SUBSEQUENT EVENTS

a) In accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan and a resolution approved at the annual general meeting of the shareholders held on June 19, 2003, the Board of Directors of the Company resolved on April 7, 2004 to grant stock subscription rights free of charge to certain employees of the Company and certain directors and employees of the Company's subsidiaries effective April 16, 2004. The holders of these rights are entitled to subscribe for shares of common stock of the Company at a fixed price of ¥1,202 per share. The aggregate number of units and shares granted for subscription are 128,500 units and 12,850,000 shares, respectively.

b) The following appropriations of retained earnings of the Company were approved at a shareholders' meeting held on June 23, 2004:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends		
(¥11.00 = U.S.$0.104 per share)	¥48,384	$456,453
Bonuses to directors	390	3,679



REPORT OF INDEPENDENT AUDITORS

SHIN NIHON & CO.
ERNST & YOUNG INTERNATIONAL

Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1100
Fax: 03 3503-1197

The Board of Directors
Nissan Motor Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nissan Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nissan Motor Co., Ltd. and consolidated subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 2, the Company and certain subsidiaries changed their methods of accounting for inventories, retirement benefits and noncancelable lease transactions.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Shin Nihon & Co.

June 23, 2004

NON-CONSOLIDATED FIVE-YEAR SUMMARY

Nissan Motor Co., Ltd.
Fiscal years 2003,2002, 2001, 2000 and1999

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars(Note 1) (except per share amounts)
For the years ended	**2003** **Mar. 31, 2004**	2002 Mar. 31, 2003	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2003** **Mar. 31, 2004**
Net sales	**¥3,480,290**	¥3,419,068	¥3,019,860	¥2,980,130	¥2,997,020	**$32,833**
Operating income	**245,836**	316,059	242,279	127,762	(15,674)	**2,319**
Net income (loss)	**80,713**	72,869	183,449	187,485	(790,694)	**761**
Net income (loss) per share(Note 2)	**18.15**	16.09	45.61	47.14	(204.93)	**0.17**
Cash dividends paid(Note 3-4)	**19.00**	14.00	8.00	7.00	0.00	**0.18**
Shareholders' equity	**¥1,709,705**	¥1,798,716	¥1,829,052	¥1,450,159	¥1,263,075	**$16,129**
Total assets	**4,055,579**	3,933,993	3,915,031	3,576,466	3,563,853	**38,260**
Long-term debt	**653,392**	902,118	942,518	798,009	909,178	**6,164**
Depreciation and amortization	**19,540**	56,760	56,265	49,074	89,858	**184**
Number of employees	**31,389**	31,128	30,365	30,747	32,707	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥106=$1, the approximate exchange rate on March 31, 2004.

2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2004: 4,520,715,112.

3. Cash dividends paid represent the amounts proposed by the Board of Directors as applicable to the respective years, together with the interim cash dividends paid.

4. Cash dividends applicable to fiscal year 2003 is ¥19.00 per share.



SUBSIDIARIES AND AFFILIATES

Consolidated Subsidiaries

as of Mar. 31, 2004

Company	*Location*	*Principal Business*	*Capital (millions)*	*Nissan share*(%)*
Japan				
Nissan Shatai Co., Ltd.	Hiratsuka, Kanagawa	Manufacture and sales of automobiles and parts	¥7,904	42.59
Aichi Machine Industry Co., Ltd.	Nagoya, Aichi	Manufacture and sales of automotive parts	¥8,518	41.43
JATCO Ltd.	Fuji, Shizuoka	Manufacture and sales of automotive parts	¥29,935	81.76
Nissan Kohki Co., Ltd.	Samukawa, Kanagawa	Manufacture and sales of automotive parts	¥2,020	97.73
Nissan Motor Car Carrier Co., Ltd.	Tokyo	International automobile transport	¥640	60.00
Nissan Trading Co., Ltd.	Yokohama, Kanagawa	Import and export of automobiles, parts, etc.	¥320	100.00
Nissan Financial Services Co., Ltd.	Chiba, Chiba	Automobile financing and leasing	¥16,387	100.00
Autech Japan, Inc.	Chigasaki, Kanagawa	Development, manufacture and sales of limited-edition automobiles	¥480	100.00
Nissan Real Estate Development Corporation	Tokyo	Real estate sales, purchase and leasing	¥1,000	70.50
Nissan Finance Co., Ltd.	Tokyo	Finance and accounting support	¥2,491	100.00
Aichi Nissan Motor Co., Ltd.	Nagoya, Aichi	Sales of automobiles and parts	¥4,000	100.00
Tokyo Nissan Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥3,400	100.00
Nissan Prince Tokyo Motor Sales Co., Ltd.	Tokyo	Sales of automobiles and parts	¥3,246	100.00
Nissan Satio Osaka Co., Ltd.	Osaka	Sales of automobiles and parts	¥10	100.00
Nissan Chuo Parts Sales Co., Ltd.	Yokohama, Kanagawa	Sales of automobile repair parts	¥545	80.61
US				
Nissan North America, Inc.	Gardena, California	Management of North American subsidiaries, manufacture and sales of automobiles and parts	$1,791	100.00
Nissan Motor Acceptance Corporation	Torrance, California	Finance of wholesale and retail automobile sales in US	$499	100.00
Nissan Motor Corporation in Hawaii, Ltd.	Honolulu, Hawaii	Sales of automobiles and parts	$6	100.00
Nissan Capital of America, Inc.	Torrance, California	Financing for group companies	$1	100.00
Nissan CR Corporation	Farmington Hills, Michigan	Sales of automobiles and parts	$28	100.00
Nissan Technical Center North America, Inc.	Farmington Hills, Michigan	Research and development, testing	$16	100.00
Nissan Motor Insurance Corporation	Honolulu, Hawaii	Casualty insurance	$10	100.00
Nissan Forklift Co., North America	Marengo, Illinois	Manufacture and sales of forklifts and parts	$34	100.00
Canada				
Nissan Canada, Inc.	Mississauga, Ontario	Sales of automobiles and parts	CAN$68	100.00
Nissan Canada Finance Inc.	Mississauga, Ontario	Finance of wholesale and retail automobile sales in Canada	CAN$170	100.00
Mexico				
Nissan Mexicana, S.A. de C.V.	Mexico D.F.	Manufacture and sales of automobiles and parts	P17,056	100.00

*Percent of voting rights held by Nissan Motor Co., Ltd.

Europe				
Nissan Europe S.A.S.	Trappes, France	Management of European manufacturing and sales	€1,626	100.00
Nissan International Finance (Netherlands) B.V.	Amsterdam, The Netherlands	Financing for group companies	€13	100.00
Nissan France S.A.	Trappes, France	Sales of automobiles and parts	€4	94.77
Nissan Motor (GB) Ltd.	Rickmansworth, UK	Sales of automobiles and parts	£136	100.00
Nissan Holding (UK) Ltd.	Sunderland, UK	Holding company for English subsidiaries	€870	100.00
Nissan Italia S.p.A.	Rome, Italy	Sales of automobiles and parts	€5	100.00
Nissan Motor Manufacturing (UK) Ltd.	Sunderland, UK	Manufacture and sales of automobiles and parts	£250	100.00
Nissan Technical Center Europe Ltd.	Cranfield, UK	Research and development, testing	£15	100.00
Nissan Forklift Europe B.V.	Amsterdam, The Netherlands	Sales of forklifts and parts	€6	100.00
Nissan Motor Iberica, S.A.	Barcelona, Spain	Manufacture and sales of automobiles and parts	€725	99.76
Nissan Motor Espana, S.A.	Barcelona, Spain	Sales of automobiles and parts	€12	100.00
Nissan Forklift Espana, S.A.	Noain, Spain	Manufacture and sales of forklifts and parts	€9	100.00
Australia				
Nissan Motor Co. (Australia) Pty. Ltd.	Dandenong, Victoria	Sales of automobiles and parts	A$290	100.00
New Zealand				
Nissan New Zealand Ltd.	Auckland	Managing New Zealand subsidiaries; automobile sales	NZ$51	100.00
South Africa				
Nissan Motor Company South Africa (Pty) Ltd.	Rosslyn	Managing South African subsidiaries; automobile manufacturing and sales	R39	99.40
Middle East				
Nissan Middle East F.Z.E.	Dubai, UAE	Automobile sales	Dh2	100.00
Asia				
Nissan Motor (China) Ltd.	Hong Kong	Automobile sales	HK$16	100.00

Other consolidated subsidiaries	143 companies
Total consolidated subsidiaries	186 companies

Subsidiaries and affiliates accounted for by the equity method

as of Mar. 31, 2004

Company	*Location*	*Principal Business*	*Capital (millions)*	*Nissan share*(%)*
Japan				
Calsonic Kansei Corporation	Tokyo	Manufacture and sales of automotive parts	¥19,838	27.24
Nissan Diesel Motor Co., Ltd.	Ageo, Saitama	Manufacture and sales of automobiles and parts	¥65,835	24.57
Kinugawa Rubber Industrial Co., Ltd.	Chiba, Chiba	Manufacture and sales of automotive parts	¥5,654	20.25
China				
Dongfeng Motor Co., Ltd.	Hubei	Manufacture and sales of automobiles and parts	RMB7,204	50.00
Taiwan				
Yulon Nissan Motor Co., Ltd.	Miao Li County	Manufacture and sales of automobiles	NT$3,000	40.00
France				
Renault	Billancourt	Manufacture and sales of automobiles and parts	€1,086	15.00

Other subsidiaries and affiliates accounted for by the equity method	55
Total subsidiaries and affiliates accounted for by the equity method	61

*Percent of voting rights held by Nissan Motor Co., Ltd.

FOR FURTHER INFORMATION, PLEASE CONTACT

Investor Relations
Nissan Motor Co., Ltd.
Global Communications and
Investor Relations Division
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2334
fax: +81(0)3-3546-2669

JAPAN

Nissan Motor Co., Ltd.
Corporate Media Relations
Global Communications and
Investor Relations Division
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2141
fax: +81(0)3-3546-2669

NORTH AMERICA

Nissan North America, Inc.
Corporate Communications
18501 South Figueroa Street
Gardena, California 90248, U.S.A.
phone: +1(310)771-5946
fax: +1(310)516-7967

EUROPE

Nissan Europe S.A.S.
Communications Department
Parc de Pissaloup
13, Avenue Jean d'Alembert
B.P. 123
78194 Tráppes cedex, France
phone: +33(0)1 30 13 67 67
fax: +33(0)1 30 13 68 70

Corporate Information Website
http://www.nissan-global.com/

Investor Relations Website
http://www.nissan-global.com/EN/IR/

This annual report is printed on recycled paper.

NISSAN
MOTOR COMPANY

2004-07-12000
Printed in Japan

FY2004 Semi-Annual Consolidated Financial Results

(Six months ended September 30, 2004)

October 29, 2004

Company name	: Nissan Motor Co., Ltd.
Stock exchanges on which the shares are listed	: Tokyo Stock Exchanges in Japan
Code number	: 7201
Location of the head office	: Tokyo
URL	: http://www.nissan-global.com/JP/IR/
Representative person	: Carlos Ghosn, President
Contact person	: Kohki Sone, General manager, Global Communications and Investor Relations Department Tel. (03) 3543 - 5523
Approval date for FY2004 semi-annual financial results by the Board of Directors	: October 29, 2004
Adoption of accounting principles generally accepted in the United States	: No

1.Results of FY2004 semi-annual period (April 1, 2004 through September 30, 2004)

<1> Results of consolidated operations (Amounts less than one million yen are rounded.)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2004 1st half	4,007,942	12.7	403,437	0.6	401,357	2.8
FY2003 1st half	3,556,249	8.2	401,132	15.2	390,346	20.7
FY2003	7,429,219		824,855		809,692	

	Net income		Net income per share - basic	Net income per share - diluted
	Millions of yen	%	Yen	Yen
FY2004 1st half	238,808	0.5	58.30	57.73
FY2003 1st half	237,680	△ 17.4	57.40	56.83
FY2003	503,667		122.02	120.74

Note 1 : Equity in earnings of unconsolidated subsidiaries and affiliates : FY04 1st half 15,161 million yen, FY03 1st half 8,284 million yen, FY03 11,623 million yen.

Note 2 : Average number of shares issued and outstanding in each period after adjustment (consolidated).
FY04 1st half 4,095,975,404 shares, FY03 1st half 4,140,479,089 shares, FY03 4,124,313,830 shares
(Adjustment is mainly related to shares owned by Renault.)

Note 3: Changes in accounting policies were made in FY04 1st half.

Note 4: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from corresponding figures for the previous semi-annual period.

<2> Consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 1st half	9,115,540	2,256,742	24.8	550.94
FY2003 1st half	7,752,872	1,899,093	24.5	461.30
FY2003	7,859,856	2,023,994	25.8	493.85

Note : Number of shares issued and outstanding at the end of each period after adjustment (consolidated).
FY04 1st half 4,096,151,527 shares, FY03 1st half 4,116,870,264 shares, FY03 4,097,588,206 shares
(Adjustment is mainly related to shares owned by Renault.)

<3> Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2004 1st half	124,247	(428,297)	398,842	350,294
FY2003 1st half	252,765	(353,720)	(9,314)	160,453
FY2003	797,417	(756,126)	(113,740)	194,164

<4> Scope of consolidation and equity method

Number of consolidated subsidiaries	195 companies
Number of unconsolidated subsidiaries accounted for by the equity method	31 companies
Number of affiliates accounted for by the equity method	21 companies

<5> Changes in scope of consolidation and equity method of accounting

Number of newly consolidated subsidiaries	15 companies
Number of consolidated subsidiaries excluded from consolidation	6 companies
Number of affiliates newly accounted for by the equity method	1 companies
Number of affiliates ceased to be accounted for by the equity method of accounting	10 companies

2.Consolidated forecast for FY04 (April 1, 2004 through March 31, 2005)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
FY04	8,176,000	846,000	510,000

Reference : Forecast of Net income per share (yen) 124.51

FINANCIAL RESULTS
OF
NISSAN MOTOR CO.,LTD

<FOR THE 1ST HALF FY2004>

TABLE OF CONTENTS

1. Description of Nissan group

The Nissan group consists of Nissan Motor Co., Ltd. (the "Company"), subsidiaries, affiliates, and other associated companies. Its main business includes sales and production of vehicles, forklifts, marine products and related parts. And also the Nissan group provides various services accompanying its main business, such as logistics and sales finance. The Company established Global Nissan (GNX) as a global headquarters function which is to focus on utilizing regional activities by 4 Regional Management Committees and cross regional functions like R&D, Purchasing, Manufacturing, etc., and Global Nissan Group is composed of this matrix.

The corporate group structure is as follows:



Customer
Global Nissan Group
Global Nissan Head Office
(Regional Management Committees)
Japan (Nissan)
Nissan North America ⑤
Nissan Europe ③
General Oversea Market
Sales / Marketing ① ② ④
Product Planning
Technology / R&D
Manufacturing ⑨⑬⑯ ⑥ ⑩⑪ ⑦⑧⑫
Purchasing
Accounting / Finance
Human Resource
Corporate Support
Sales Finance ⑭ ⑮
①Nissan Group Domestic Dealers
*Aichi Nissan Motor Co.,Ltd.
*Tokyo Nissan Motor Sales Co.,Ltd.
*Nissan Prince Tokyo Motor Sales Co.,Ltd. etc.
Nissan Group Overseas Distributors
*②Nissan Canada, Inc.
*③Nissan Europe S.A.S.
*④Yulon Nissan Motor Co., Ltd.
etc.
Nissan Group Vehicle Manufactures & Distributors
*⑤Nissan North America, Inc.
*⑥Nissan Mexicana, S.A.de C.V.
*⑦Nissan Motor Co. South Africa (Pty) Ltd.
*⑧Dongfeng Motor Co., Ltd.
Nissan Group Vehicle Manufactures
*⑨Nissan Shatai Co.,Ltd.
*⑩Nissan Motor Manufacturing (UK) Ltd.
*⑪Nissan Motor Ibelica, S.A.
*⑫Siam Nissan Automobile Co., Ltd.
**⑬Nissan Diesel Motor Co.,Ltd.
etc
Nissan Group Sales Finance Companies
*⑭Nissan Financial Services Co.,Ltd.
*⑮Nissan Motor Acceptance Corporation
etc
Partners
**Renault S.A.
⑯Nissan Group Sales Finance Companies
*Aichi Machine Industry Co.,Ltd.
*JATCO Ltd.
**Calsonic Kansei Corporation
etc.
Parts, Material and Service Suppliers

* Consolidated Subsidiaries

** Companies accounted for by equity method

・There are other associated companies; *Nissan Trading Co., Ltd., *Nissan Real Estate Development Co., Ltd..

・Our subsidiaries listed on domestic stock exchange markets are follows.

Nissan Shatai Co., Ltd.---Tokyo Aichi Machine Industry Co., Ltd.---Tokyo, Nagoya

2. NISSAN 180 UPDATE

Nissan continues to deliver steady performance despite unfavorable market conditions, such as higher incentives, rising commodity prices and higher interest rates. Nissan is consistently moving forward in the right direction.
During NISSAN 180, Nissan aims to grow sales by one million additional units by the end of September 2005 compared to fiscal year 2001, to achieve an 8% operating profit margin and to reduce net automotive debt to zero. In the final year of NISSAN 180, Nissan has already delivered two of the plan's commitments, achieving the 8% operating margin and zero debt on a constant accounting basis.

In the first half of fiscal year 2004:
· Revenue is up 12.7% from the same period of fiscal year 2003.
· Operating profit increased to 403.4 billion yen, giving an operating profit margin of 10.1%

3. FISCAL YEAR 2004 FIRST-HALF BUSINESS PERFORMANCE

For the first six months of fiscal year 2004, Nissan's sales in all regions totaled 1,596,000 units, an increase of 8.8% in a challenging environment.

In the first half of the fiscal year, total industry volumes were down in Japan, flat in the United States, and slightly up in Europe and in General Overseas Markets. Rising incentive levels continue to be a challenge in all markets.

Nissan launched one all-new model late in the first half – the Tiida – and eight more are being launched globally in the second half. Because of this launch schedule, sales are expected to accelerate in the second half.

Reviewing volumes by region, in Japan Nissan sold 368,000 units in the first half of fiscal year 2004, down 4.9%, as total industry volume declined by 1.6%. Our market share stands at 13.6%, including minicars, 0.5% lower than last year.

The March and Cube continue to be in the Top 10 monthly sales ranking, and Nissan's performance in the minicar segment has doubled. Our total sales volume in Japan is expected to rise in the second half, driven by the six new models that will be launched domestically this year.

In the United States, sales in the first half came to 489,000 units, up 16.6%. Our U.S. market share is now 5.5%, up 0.8%.

Gains were made in both the Nissan and Infiniti channels. Nissan Division sales were up 19.2% in the first half, largely due to the Titan, Armada, Quest and Altima. Infiniti Division sales also continued to grow, rising 2% over 1st half of fiscal year 2003's record level.

In Europe, Nissan sold 285,000 units from January to June, up 6.6% from the same period in 2003, even though no new models were launched. More than 90,000 Micras were sold, and our range of 4x4s, particularly the X-TRAIL and Pickup, were significant and steady contributors to sales growth.

In the General Overseas Markets, performance was good. In the first half, sales were up 15.2%, to 454,000 units. Markets such as China, Taiwan, Thailand and Mexico contributed to the increase.

Consolidated revenues reached 4.008 trillion yen in the first half of fiscal 2004, up 12.7% from the same period in fiscal year 2003. Changes in the scope of consolidation, such as the inclusion of Dongfeng Motor Company Limited, Yulon Nissan Motor and Siam Nissan Automobile, impacted revenues positively by 225.2 billion yen.

Nissan's consolidated operating profits were up 0.6% to 403.4 billion yen, compared to the first half of fiscal year 2003. The operating margin is 10.1%.

Analyzing the variance between last year's 401.1 billion yen operating profit and this year's 403.4 billion yen, several factors are considered:

· The effect of foreign exchange rate movements to first-half operating profits was a negative 56 billion yen, of which 51 billion yen was due to the dollar.
· The change in scope of consolidation contributed an additional 17 billion yen to first-half operating profits.
· Combined volumes and mix contributed 110 billion yen in additional operating profits.
· Selling expenses produced a negative impact of 59 billion yen, due to higher levels of incentives, particularly in the U.S. market.
· Purchasing continued to turn in a strong performance as lower purchasing costs

generated a positive contribution of 68 billion yen to operating profits, which includes the impact from higher prices of raw materials.

· Product enrichment and the cost of regulations produced a negative impact of 30 billion yen.

· Higher R&D expenses generated a negative impact of 21 billion yen as we continue to boost investments in technology and product development.

· Manufacturing expenses had a negative impact of 9 billion yen, including, from one side, the benefits from increased manufacturing efficiencies and, from the other side, a 15 billion yen additional expense primarily associated with the startup of Altima production at the Canton Plant.

· Warranty expenses increased by 13 billion yen as a result of growing sales.

· General, administrative and other expenses produced a negative impact of 4.7 billion yen.

Non-operating items totaled a negative 2.0 billion yen from 10.8 billion yen in 1st half of fiscal year 2003, giving an ordinary profit of 401.4 billion yen, compared to last year's level of 390.3 billion yen, mainly due to higher contributions from equity in unconsolidated companies, primarily Renault and Nissan Diesel.

Net extraordinary losses came to 30.9 billion yen, up from last year's 22.2 billion yen, mainly due to charges for discontinued operations, including our manufacturing reorganization in Europe as well as charges associated with a withdrawal from a domestic regional pension fund.

Taxes amounted to 120.7 billion yen, down from last year's 125.2 billion yen. Our consolidated effective tax rate came to 32.6%, slightly lower than the 34% assumption for the full year.

Minority interests, which are profits in fully consolidated companies that we do not own 100%, such as Aichi Machine and Nissan Shatai, came to 11.0 billion yen.

Net income after tax reached 238.8 billion yen, in line with last year's 237.7 level.

In the retail finance business segment, net sales increased 5.1% to 198.2 billion yen from first half fiscal year 2003. The increase was mainly due to higher sales volume in North America. Operating income came to 36.0 billion yen, down 1.1 billion yen from last year primarily due to the negative impact of foreign exchange. Net income was decreased by 19.2% to 19.7 billion yen compared to the same period of last year.

Nissan is on track to reach our annual ROIC target of 20%.

On the balance sheet side, at the end of September, we had 100.2 billion yen in net automotive debt, including Canton and leasing obligations, which is better than our plan.

4. FISCAL YEAR 2004 FINANCIAL FORECAST

Considering the risks and opportunities for fiscal year 2004, the most significant risks continue to be higher levels of incentives, high commodity prices and high interest rates. Our major opportunity continues to be the swift implementation of NISSAN 180.

Taking into account the risks and opportunities, Nissan maintains its initial forecasts for the full year. Full-year consolidated net revenues are expected to reach 8.176 trillion yen. Operating profit is expected to be 860 billion yen, which would give a 10.5% operating margin. Ordinary profit is expected to be 846 billion yen. The company expects to achieve a net profit after tax of 510 billion yen.

1) Consolidated Statements of Income

(1st half FY2004, 1st half FY2003 and FY2003)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	FY2004 1st half	FY2003 1st half	Change Amount	Change %	FY2003
NET SALES	100% **4,007,942**	100% **3,556,249**	**451,693**	**12.7 %**	100% **7,429,219**
COST OF SALES	2,951,746	2,510,550	441,196		5,310,172
Gross profit	26.4% 1,056,196	29.4% 1,045,699	10,497	1.0 %	28.5% 2,119,047
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	652,759	644,567	8,192		1,294,192
Operating income	10.1% **403,437**	11.3% **401,132**	**2,305**	**0.6 %**	11.1% **824,855**
NON-OPERATING INCOME	32,424	28,112	4,312		57,277
Interest and dividend income	7,294	6,230	1,064		11,591
Equity in earnings of unconsolidated subsidiaries & affiliates	15,161	8,284	6,877		11,623
Other non-operating income	9,969	13,598	(3,629)		34,063
NON-OPERATING EXPENSES	34,504	38,898	(4,394)		72,440
Interest expense	13,260	14,610	(1,350)		27,290
Amortization of net retirement benefit obligation at transition	5,888	7,299	(1,411)		13,936
Other non-operating expenses	15,356	16,989	(1,633)		31,214
Ordinary income	10.0% **401,357**	11.0% **390,346**	**11,011**	**2.8 %**	10.9% **809,692**
EXTRAORDINARY GAINS	14,787	9,769	5,018		32,200
EXTRAORDINARY LOSSES	45,664	32,010	13,654		105,395
Income before income taxes and minority interests	9.2% **370,480**	10.4% **368,105**	**2,375**	**0.6 %**	9.9% **736,497**
INCOME TAXES CURRENT	145,829	106,984	38,845		137,745
INCOME TAXES DEFERRED	(25,142)	18,258	(43,400)		81,295
MINORITY INTERESTS	10,985	5,183	5,802		13,790
NET INCOME	6.0% **238,808**	6.7% **237,680**	**1,128**	**0.5 %**	6.8% **503,667**

2) Consolidated Balance Sheets

as of Sep 30, 2004, Mar 31, 2004 and Sep 30, 2003
[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	as of Sep 30, 2004	as of Mar 31, 2004	Change	as of Sep 30, 2003
[ASSETS]				
CURRENT ASSETS	**4,737,694**	**3,766,963**	**970,731**	**3,775,213**
Cash on hand and in banks	360,340	191,742	168,598	158,630
Notes & accounts receivable	466,593	462,716	3,877	512,326
Sales finance receivables	2,610,794	2,203,174	407,620	2,089,263
Marketable securities	17,481	3,126	14,355	2,409
Inventories	702,380	542,792	159,588	572,036
Deferred tax assets	262,306	169,759	92,547	217,793
Other current assets	317,800	193,654	124,146	222,756
FIXED ASSETS	**4,376,524**	**4,091,299**	**285,225**	**3,975,794**
Property, plant and equipment	3,500,453	3,203,252	297,201	3,154,020
Intangible assets	163,517	71,786	91,731	64,549
Investment securities	305,884	360,344	(54,460)	357,696
Long-term loans receivable	18,100	17,419	681	13,925
Deferred tax assets	173,835	162,184	11,651	138,041
Other fixed assets	214,735	276,314	(61,579)	247,563
DEFERRED ASSETS	**1,322**	**1,594**	**(272)**	**1,865**
TOTAL ASSETS	**9,115,540**	**7,859,856**	**1,255,684**	**7,752,872**
[LIABILITIES]				
CURRENT LIABILITIES	**3,857,913**	**3,102,481**	**755,432**	**3,355,465**
Notes & accounts payable	920,309	768,201	152,108	710,367
Short-term borrowings	1,950,073	1,360,798	589,275	1,626,425
Deferred tax liabilities	2,318	2,545	(227)	381
Accrued warranty costs	48,181	45,550	2,631	35,393
Leasing obligation	50,438	50,464	(26)	64,848
Other current liabilities	886,594	874,923	11,671	918,051
LONG-TERM LIABILITIES	**2,836,820**	**2,629,596**	**207,224**	**2,401,557**
Bonds and debentures	409,939	542,824	(132,885)	623,686
Long-term borrowings	1,238,334	1,067,790	170,544	747,142
Deferred tax liabilities	380,169	291,991	88,178	261,136
Accrued warranty costs	113,996	107,047	6,949	116,018
Accrued retirement benefits	460,350	442,266	18,084	472,371
Leasing obligation	91,735	84,179	7,556	88,317
Other long-term liabilities	142,297	93,499	48,798	92,887
TOTAL LIABILITIES	**6,694,733**	**5,732,077**	**962,656**	**5,757,022**
[MINORITY INTERESTS]				
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	**164,065**	**103,785**	**60,280**	**96,757**
[SHAREHOLDERS' EQUITY]				
COMMON STOCK	**605,814**	**605,814**	**0**	**605,814**
CAPITAL SURPLUS	**804,470**	**804,470**	**0**	**804,470**
RETAINED EARNINGS	**1,485,196**	**1,286,299**	**198,897**	**1,035,913**
UNREALIZED HOLDING GAIN ON SECURITIES	**5,501**	**4,392**	**1,109**	**3,703**
TRANSLATION ADJUSTMENTS	**(396,615)**	**(431,744)**	**35,129**	**(330,171)**
TREASURY STOCK	**(247,624)**	**(245,237)**	**(2,387)**	**(220,636)**
TOTAL SHAREHOLDERS' EQUITY	**2,256,742**	**2,023,994**	**232,748**	**1,899,093**
TOTAL LIABILITIES, MINORITY INTERESTS & SHAREHOLDERS' EQUITY	**9,115,540**	**7,859,856**	**1,255,684**	**7,752,872**

Note. The amount of short-term borrowings includes documentary export bills, current maturities of long-term borrowings, bonds and debentures, and commercial paper.

3) Consolidated Statements of Capital Surplus and Retained Earnings

(1st half FY2004, 1st half FY2003 and FY2003)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	FY2004 1st half	FY2003 1st half	Change	FY2003
(Capital surplus)				
Capital surplus at beginning of period	**804,470**	**804,470**	**–**	**804,470**
Capital surplus at end of period	**804,470**	**804,470**	**–**	**804,470**
(Retained earnings)				
Retained earnings at beginning of period	**1,286,299**	**878,655**	**407,644**	**878,655**
Increase	**246,452**	**240,630**	**5,822**	**513,353**
Net income	238,808	237,680	1,128	503,667
Increase due to inclusion in consolidation	1,104	226	878	226
Adjustment for revaluation of the accounts of the consolidated subsidiaries based on general price level accounting	3,592	2,724	868	9,460
Recognition of unfunded retirement benefit obligation of subsidiaries	2,948	–	2,948	–
Decrease	**47,555**	**83,372**	**(35,817)**	**105,709**
Cash dividends paid	45,078	41,656	3,422	74,594
Bonuses to directors and statutory auditors	404	410	(6)	410
Decrease due to exclusion from the equity method	–	4,402	(4,402)	4,402
Recognition of unfunded retirement benefit obligation of subsidiaries in UK	–	30,684	(30,684)	18,132
Loss on disposal of treasury stock	2,073	6,220	(4,147)	8,171
Retained earnings at end of period	**1,485,196**	**1,035,913**	**449,283**	**1,286,299**

4) Consolidated Statements of Cash Flows

(1st half FY2004, 1st half FY2003 and FY2003)
[in millions of Yen, ( ) indicates out flows]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	1st half FY2004	1st half FY2003	FY2003
Operating activities			
Income before income taxes and minority interests	370,480	368,105	736,497
Depreciation and amortization (fixed assets excluding leased vehicles)	163,953	153,073	314,900
Amortization (long-term prepaid expenses)	5,686	4,509	11,783
Depreciation (leased vehicles)	77,717	66,137	134,354
Provision for doubtful receivables	(3,848)	3,394	3,732
Unrealized loss on investments	116	-	323
Interest and dividend income	(7,293)	(6,230)	(11,591)
Interest expense	33,450	40,272	63,423
Gain on sales of property, plant and equipment	(3,979)	(4,303)	(4,163)
Loss on disposal of property, plant and equipment	9,604	6,785	24,823
(Gain) Loss on sales of investment securities	(6,113)	(1,180)	7,113
Decrease (Increase) in trade receivables	57,134	(15,890)	24,539
Increase in sales finance receivables	(306,883)	(260,249)	(463,110)
Increase in inventories	(123,013)	(41,751)	(28,220)
Increase in trade payables	20,097	33,519	68,879
Amortization of net retirement benefit obligation at transition	5,888	7,299	13,936
Retirement benefit expenses	29,848	40,175	67,262
Retirement benefits paid	(40,637)	(35,535)	(80,650)
Other	6,023	(28,754)	45,934
Sub-total	288,230	329,376	929,764
Interest and dividends received	7,496	5,664	10,699
Interest paid	(33,256)	(41,749)	(65,231)
Income taxes paid	(138,223)	(40,526)	(77,815)
Total	124,247	252,765	797,417
Investing activities			
(Increase) decrease in short-term investments	(8,229)	1,241	(710)
Purchases of fixed assets	(214,773)	(168,750)	(428,387)
Proceeds from sales of property, plant and equipment	18,847	21,692	53,932
Purchases of leased vehicles	(274,535)	(272,289)	(476,613)
Proceeds from sales of leased vehicles	86,857	118,513	191,105
Collection of long-term loans receivable	2,175	2,942	4,766
Long-term loans made	(2,455)	(2,253)	(3,741)
Purchases of investment securities	(11,155)	(56,497)	(119,372)
Proceeds from sales of investment securities	1,674	3,752	40,330
Purchase of subsidiaries' shares resulting in changes in consolidation in the scope of consolidation	(1,292)	-	-
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	7,712	-	192
Additional acquisition of shares of consolidated subsidiaries	-	(330)	(2,531)
Other	(33,123)	(1,741)	(15,097)
Total	(428,297)	(353,720)	(756,126)
Financing activities			
Increase (decrease) in short-term borrowings	615,965	237,079	(137,575)
Increase in long-term borrowings	485,566	185,662	847,393
Increase in bonds and debentures	30,000	104,792	150,000
Repayment or redemption of long-term debt	(649,149)	(381,485)	(720,694)
Purchases of treasury stock	(7,873)	(72,981)	(101,957)
Proceeds from sales of treasury stock	3,245	7,568	9,744
Repayment of lease obligation	(33,816)	(47,159)	(84,742)
Cash dividends paid	(45,078)	(41,656)	(74,594)
Other	(18)	-	-
Total	398,842	(9,314)	(113,740)
Effect of exchange rate changes on cash and cash equivalents	1,761	1,466	(2,604)
Increase (decrease) in cash and cash equivalents	96,553	(108,803)	(75,053)
Cash and cash equivalent at beginning of the period	194,164	269,817	269,817
Increase due to inclusion in consolidation	59,577	310	310
Decrease due to exclusion from consolidation	-	(871)	(910)
Cash and cash equivalent at end of the period	350,294	160,453	194,164

5) Basis of Semi-Annual Consolidated Financial Statements

1. Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

(1) Consolidated subsidiaries ; 195 companies (Domestic 99, Overseas 96)

Domestic Car Dealers, Parts Distributors

Aichi Nissan Motor Co., Ltd., Tokyo Nissan Motor Co., Ltd.
Nissan Prince Tokyo Motor Sales Co., Ltd.
Nissan Chuo Parts Sales Co., Ltd.
and 80 other companies

Domestic Vehicles and Parts Manufacturers

Nissan Shatai Co.,Ltd., Aichi Machine Industry Co., Ltd., JATCO Ltd.
and another company

Domestic Logistics & Services Companies

Nissan Trading Co., Ltd., Nissan Financial Service Co., Ltd., Autech Japan, Inc.
and 8 other companies

Overseas subsidiaries

Nissan North America, Inc., Nissan Europe S.A.S.
Nissan Motor Manufacturing (UK) Ltd.
Nissan Mexicana, S.A. de C.V. and 92 other companies

Unconsolidated Subsidiaries ; 148 companies (Domestic 117, Overseas 31)

These 163 companies are excluded from consolidation because the effect of not consolidating them was immaterial to the Company's consolidated financial statements.

(2) Companies Accounted for by the Equity Method

Unconsolidated subsidiaries;	31 companies (Domestic 25, Overseas 6)
Affiliates;	21 companies (Domestic 18, Overseas 3)

Domestic	Nissan Diesel Motor Co., Ltd., Calsonic Kansei Corporation, and 41 other companies
Overseas	Renault S.A., Guangzhou NISSAN Trading Co., Ltd. and 7 other companies

The 117 unconsolidated subsidiaries and 30 affiliates other than the above 247 companies were not accounted for by the equity method because the effect of not adopting the equity method to them was immaterial to the Company's consolidated net income and retained earnings.

(3) Change in the Scope of Consolidation and Equity Method of Accounting

The change in the scope of consolidation compared with fiscal year 2003 was summarized as follows:

Newly included in the scope of consolidation; 15 subsidiaries (*Dongfeng Motor Co., Ltd.
Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd. and 12 other company)

Excluded from the scope of consolidation ; 6 subsidiaries (Nissan Canada Finance Inc.,
Shizuoka Nissan Motor Co., Ltd.. and 4 other companies)

Number of companies newly accounted for by the equity method; 1 (Guangzhou NISSAN Trading Co.)

Number of companies ceased to be accounted for by the equity method of accounting; 10 (Dongfeng Motor Co., Ltd.
Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd. and 7 other companies)

The increase in the number of consolidated subsidiaries and companies accounted for by the equity method were primarily attributable to those newly established or became material to the consolidated financial statements, and the decrease were mainly due to sales or liquidations.

* During the six months ended September 30, 2004, investments in Dongfeng Motor Co., Ltd. held by the Company were transferred to Nissan China Investment Co., Ltd. (NCIC). As a result, effective six months ended September 30, 2004, Dongfeng Motor Co., Ltd., a joint venture, has been proportionately consolidated into NCIC in accordance with local accounting standards and was presented as a consolidated subsidiary.

2. Fiscal Period of Consolidated Subsidiaries

1)The end of 1st half of FY2004 for the following consolidated subsidiaries is different from that of the Company (September 30)

June 30 : Nissan Europe S.A.S. Nissan Mexicana,S.A.de C.V., Nissan Motor Company South Africa (Proprietary) Limited, and 60 other overseas subsidiaries

2)With respect to the above 63 companies, the necessary adjustments were made in consolidation to reflect any significant transactions from July 1 to September 30.

3.Significant Accounting Policies

1)Valuation methods for assets

1.Securities

Held-to-maturity debt securities ..... Held-to maturity debt securities are stated at amortized cost.

Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity.
Cost of securities sold is calculated by the moving average method.

Non-marketable securities .... Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

2.Derivative transactions

Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the consolidated balance sheet.

3.Inventories

Inventries are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

2) Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is calculated principally by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

3) Basis for reserves and allowances

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

Accrued retirement benefits

Accrued retirement benefits are provided principally at an amount calculated based on the estimated amount incurred at the end of the period, which is, in turn, calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the end of the current fiscal year.

The net retirement benefit obligation at transition is primarily being amortized over a period of 15 years by the straight-line method.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4) Lease transactions

Noncancelable lease transactions are classified as operating or finance leases and accounted for accordingly.

5) Hedge accounting

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred.When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6) Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7) Accounting policies adopted by foreign consolidated subsidiaries

The financial statements of the Company's subsidiaries in Mexico and other countries have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in Mexico and other countries are charged or credited to operations and directly reflected in retained earnings in the accompanying consolidated financial statements.

4.Cash and cash equivalents

Cash and cash equivalents in consolidated statements of cash flows includes cash, deposits which can be withdrawn on demand and highly liquid short-term investments exposed to insignificant risk of changes in value with a maturity of three months or less when purchased.

5.Accounting Change

Classification of freight and shipping costs

Until the year ended March 31, 2004, freight and shipping costs of the Company and certain consolidated subsidiaries were included in selling, general and administrative expenses. Effective April 1, 2004, the Company and those consolidated subsidiaries began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 55,939 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the six months ended September 30, 2004. Consequently, this change had no impact on operating income, ordinary income, income before income taxes and minority income and net income for the six months ended September 30, 2004 compared with the corresponding amounts which would have been recorded if the previous method had been followed.

There was no effect of this change on segment information.

6) Notes to Semi-Annual Consolidated Financial Statements

1.Contingent Liabilities

At September 30, 2004, the Company and its consolidated subsidiaries had the following contingent liabilities:

	(Millions of yen)
1)As guarantor of employees' housing loans from banks and others (202,570 for employees, 41,913 for others)	244,483
2)Commitments to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates at the request of lending banks	2,841
3)Letters of awareness to financial institutions to whom trade receivables were sold	30,770
4)The outstanding balance of installment receivables sold with recourse	20,401

2.Research and Development costs included in cost of sales and general and administrative expenses

(Millions of yen)
183,810

3.Cash Flows

Cash and cash equivalents at the end of 1st half of fiscal year 2004 are reconciled to the accounts reported in the consolidated balance sheet as follows:

(as of Sept. 30 2004)	(Millions of yen)
Cash on hand and in banks	360,340
Time deposits with maturities of more than three months	(24,674)
Cash equivalents included in marketable securities (*)	14,628
Cash and cash equivalents	350,294

* This represents short-term highly liquid investments readily convertible into cash held by foreign subsidiaries.

4.Securities

[in millions of Yen, ( ) indicates loss or minus]

1 Marketable held-to-maturity debt securities

millions of yen

	as of Sept 30, 2004			as of Sept 30, 2003			as of Mar 31, 2004		
	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
(1) Corporate bonds	206	206	0	262	279	17	249	249	0
(2) Other bonds	—	—	—	2,943	2,943	0	—	—	—
Total	206	206	0	3,205	3,222	17	249	249	0

2 Marketable other securities

millions of yen

	as of Sept 30, 2004			as of Sept 30, 2003			as of Mar 31, 2004		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
(1) Stocks	3,514	10,650	7,136	3,557	9,932	6,375	3,528	9,873	6,345
(2) Bonds									
National & local government bonds	19	20	1	19	20	1	19	20	1
Total	3,533	10,670	7,137	3,576	9,952	6,376	3,547	9,893	6,346

3 Details and carrying value of securities whose fair value is not available

millions of yen

	as of Sept 30, 2004	as of Sept 30, 2003	as of Mar 31, 2004
	Carrying value	Carrying value	Carrying value
(1) Held-to-maturity debt securities			
Unlisted domestic bonds	—	5,000	—
(2) Other Securities			
Unlisted domestic stocks	6,730	7,624	6,762
(excluding those traded on the over-the-counter market)			
Unlisted foreign stocks	4,674	1,194	1,110

(5) SEGMENT INFORMATION

for the 1st half FY2004, 1st half FY2003 and FY2003
[in Millions of yen, ( ) indicates minus]

1. BUSINESS SEGMENT INFORMATION

4/1/04 - 9/30/04	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. NET SALES					
(1) Sales to third parties	3,815,292	192,650	4,007,942	-	4,007,942
(2) Intergroup sales and transfers	11,678	5,589	17,267	(17,267)	0
TOTAL	3,826,970	198,239	4,025,209	(17,267)	4,007,942
OPERATING EXPENSES	3,464,207	162,235	3,626,442	(21,937)	3,604,505
OPERATING INCOME	362,763	36,004	398,767	4,670	403,437

4/1/03- 9/30/03	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. NET SALES					
(1) Sales to third parties	3,372,582	183,667	3,556,249	-	3,556,249
(2) Intergroup sales and transfers	9,688	4,823	14,511	(14,511)	0
TOTAL	3,382,270	188,490	3,570,760	(14,511)	3,556,249
OPERATING EXPENSES	3,017,491	151,350	3,168,841	(13,724)	3,155,117
OPERATING INCOME	364,779	37,140	401,919	(787)	401,132

4/1/03 - 3/31/04	Automobile	Sales Financing	Total	Eliminations	Consolidated
I. NET SALES					
(1) Sales to third parties	7,072,982	356,237	7,429,219	-	7,429,219
(2) Intergroup sales and transfers	22,916	9,752	32,668	(32,668)	0
TOTAL	7,095,898	365,989	7,461,887	(32,668)	7,429,219
OPERATING EXPENSES	6,340,631	301,179	6,641,810	(37,446)	6,604,364
OPERATING INCOME	755,267	64,810	820,077	4,778	824,855

Notes: 1. Businesses are segmented based on their proximity in terms of the type, nature and markets of their products.

2. Major products and services included in each segment for the 1st half of fiscal year ended March 31, 2005 are;
   (1) Automobile.............. Passenger cars, Light trucks and buses, Forklifts, Parts for production etc.
   (2) Sales financing...........Credit, Lease etc.

2.Consolidated Financial Statements by Business Segment

* The sales financing segment consists of Nissan Financial Services Co., Ltd. (Japan), Nissan Motor Acceptance Corporation (USA), NR F Mexico, S.A. De C.V. (Mexico), NR Wholesale Mexico, S.A. De C.V. (Mexico), ESARA, S.A. de C.V. (Mexico) and sales financing dividion of Nissan Canada Inc.(Canada).

* The financial data on the automobile and eliminations segment represents the difference between the consolidated figures and those for the sales financing segment.

1). Balance sheets by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 9/30/04	as of 3/31/04	Change	as of 9/30/04	as of 3/31/04	Change	as of 9/30/04	as of 3/31/04	Change
Current assets	1,825,564	1,257,550	568,014	2,912,129	2,509,413	402,716	4,737,693	3,766,963	970,730
Cash on hand and in banks	355,899	187,328	168,571	4,441	4,414	27	360,340	191,742	168,598
Notes & accounts receivable	466,541	462,612	3,929	52	104	(52)	466,593	462,716	3,877
Sales finance receivables	(145,364)	(199,177)	53,813	2,756,158	2,402,351	353,807	2,610,794	2,203,174	407,620
Marketable securities	17,481	3,126	14,355	-	-	-	17,481	3,126	14,355
Inventories	697,418	536,172	161,246	4,962	6,620	(1,658)	702,380	542,792	159,588
Other current assets	433,589	267,489	166,100	146,516	95,924	50,592	580,105	363,413	216,692
Fixed assets	3,349,395	3,121,541	227,854	1,027,130	969,758	57,372	4,376,525	4,091,299	285,226
Property, plant and equipment	2,593,397	2,425,940	167,457	907,056	777,312	129,744	3,500,453	3,203,252	297,201
Investment securities	305,061	356,925	(51,864)	823	3,419	(2,596)	305,884	360,344	(54,460)
Other fixed assets	450,937	338,676	112,261	119,251	189,027	(69,776)	570,188	527,703	42,485
Deferred assets	1,322	1,594	(272)	-	-	-	1,322	1,594	(272)
Total assets	5,176,281	4,380,685	795,596	3,939,259	3,479,171	460,088	9,115,540	7,859,856	1,255,684
Current liabilities	1,561,181	1,037,208	523,973	2,296,732	2,065,273	231,459	3,857,913	3,102,481	755,432
Notes & accounts payable	900,069	742,386	157,683	20,240	25,815	(5,575)	920,309	768,201	152,108
Short-term borrowings *1	(261,326)	(615,844)	354,518	2,211,399	1,976,642	234,757	1,950,073	1,360,798	589,275
Leasing obligation	50,009	50,067	(58)	429	397	32	50,438	50,464	(26)
Other current liabilities	872,429	860,599	11,830	64,664	62,419	2,245	937,093	923,018	14,075
Long-term liabilities	1,524,863	1,513,054	11,809	1,311,957	1,116,542	195,415	2,836,820	2,629,596	207,224
Bonds and debentures	346,969	508,864	(161,895)	62,970	33,960	29,010	409,939	542,824	(132,885)
Long-term borrowings	219,603	177,054	42,549	1,018,731	890,736	127,995	1,238,334	1,067,790	170,544
Leasing obligation	91,088	83,597	7,491	647	582	65	91,735	84,179	7,556
Other long-term liabilities	867,203	743,539	123,664	229,609	191,264	38,345	1,096,812	934,803	162,009
Total liabilities	3,086,044	2,550,262	535,782	3,608,689	3,181,815	426,874	6,694,733	5,732,077	962,656
Minority interests	164,065	103,785	60,280	-	-	-	164,065	103,785	60,280
Common stock	519,317	520,692	(1,375)	86,497	85,122	1,375	605,814	605,814	-
Capital surplus	774,403	774,403	-	30,067	30,067	-	804,470	804,470	-
Retained earnings and unrealized holding gain on securities	1,281,543	1,100,414	181,129	209,154	190,277	18,877	1,490,697	1,290,691	200,006
Translation adjustments	(401,467)	(423,634)	22,167	4,852	(8,110)	12,962	(396,615)	(431,744)	35,129
Treasury stock	(247,624)	(245,237)	(2,387)	-	-	-	(247,624)	(245,237)	(2,387)
Total shareholders' equity	1,926,172	1,726,638	199,534	330,570	297,356	33,214	2,256,742	2,023,994	232,748
Total liabilities, minority interests and shareholders' equity	5,176,281	4,380,685	795,596	3,939,259	3,479,171	460,088	9,115,540	7,859,856	1,255,684

Note: 1. Sales finance receivables of Automobile & eliminations represent the amount eliminated for intercompany transactions related to the transfer of wholesale finance to Sales Financing Business.

2. Borrowings of Automobile & eliminations represent the amount after deducting the amount of internal loan receivables from Sales Financing Business. (04/3 1,096,792 million yen, 04/9 756,929 million yen)

(Interest bearing debt by business segment)

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	as of 9/30/04	as of 3/31/04	Change	as of 9/30/04	as of 3/31/04	Change	as of 9/30/04	as of 3/31/04	Change
Short-term borrowings from Third Parties	495,602	480,948	14,654	1,454,471	879,850	574,621	1,950,073	1,360,798	589,275
Internal Loans to Sales Financing	(756,928)	(1,096,792)	339,864	756,928	1,096,792	(339,864)	-	-	-
Short-term borrowings (Booked on B/S)	(261,326)	(615,844)	354,518	2,211,399	1,976,642	234,757	1,950,073	1,360,798	589,275
Bonds and debentures	346,969	508,864	(161,895)	62,970	33,960	29,010	409,939	542,824	(132,885)
Long-term borrowings from Third Parties	219,604	177,054	42,550	1,018,730	890,736	127,994	1,238,334	1,067,790	170,544
Internal Loans to Sales Financing	(1)	-	(1)	1	-	1	-	-	-
Long-term borrowings (Booked on B/S)	219,603	177,054	42,549	1,018,731	890,736	127,995	1,238,334	1,067,790	170,544
Lease obligation	141,097	133,664	7,433	1,076	979	97	142,173	134,643	7,530
Total interest bearing debt	446,343	203,738	242,605	3,294,176	2,902,317	391,859	3,740,519	3,106,055	634,464
Cash on hand	346,085	190,135	155,950	4,209	4,029	180	350,294	194,164	156,130
Net interest bearing debt	100,258	13,603	86,655	3,289,967	2,898,288	391,679	3,390,225	2,911,891	478,334
Debt for Canton Plant included	98,781	95,800	2,981	-	-	-	98,781	95,800	2,981
Debt for Lease obligation included	141,097	133,664	7,433	1,076	979	97	142,173	134,643	7,530
Net interest bearing debt (except for those related to Canton Plant)	(139,620)	(215,861)	76,241	3,288,891	2,897,309	391,582	3,149,271	2,681,448	467,823

2). Statements of income by business segment

(millions of Yen)

	Automobile & eliminations			Sales Financing			Consolidated total		
	4/1/04 - 9/30/04	4/1/03 - 9/30/03	Change	4/1/04 - 9/30/04	4/1/03 - 9/30/03	Change	4/1/04 - 9/30/04	4/1/03 - 9/30/03	Change
Net sales	3,809,703	3,367,759	441,944	198,239	188,490	9,749	4,007,942	3,556,249	451,693
Cost of sales	2,832,811	2,402,754	430,057	118,935	107,796	11,139	2,951,746	2,510,550	441,196
Gross profit	976,892	965,005	11,887	79,304	80,694	(1,390)	1,056,196	1,045,699	10,497
Operating profit as a percentage of net sales	9.6%	10.8%	-1.2%	18.2%	19.7%	-1.5%	10.1%	11.3%	-1.2%
Operating profit	367,433	363,992	3,441	36,004	37,140	(1,136)	403,437	401,132	2,305
Net financial cost	(6,149)	(8,380)	2,231	183	-	183	(5,966)	(8,380)	2,414
Others	3,411	(2,662)	6,073	475	256	219	3,886	(2,406)	6,292
Ordinary profit	364,695	352,950	11,745	36,662	37,396	(734)	401,357	390,346	11,011
Income before income taxes and minority interests	333,819	329,195	4,624	36,661	38,910	(2,249)	370,480	368,105	2,375
Net income	219,115	213,299	5,816	19,693	24,381	(4,688)	238,808	237,680	1,128

Net financial cost

Total	(6,149)	(8,380)	2,231	183	-	183	(5,966)	(8,380)	2,414
Interest on Lease obligation	(1,863)	(1,979)	116	(11)	-	(11)	(1,874)	(1,979)	105
Elimination	(4,385)	(2,391)	(1,994)	-	-	-	(4,385)	(2,391)	(1,994)
Net financial cost by segment	99	(4,010)	4,109	194	-	194	293	(4,010)	4,303

3). Statements of cash flows by business segment

(millions of Yen)

	FY04 1st half			FY03 1st half		
			Consolidated total			Consolidated total
	Automobile & eliminations	Sales Financing		Automobile & eliminations	Sales Financing	
Operating activities						
Income before income taxes and minority interests	333,819	36,661	370,480	329,195	38,910	368,105
Depreciation and amortization	162,530	84,826	247,356	152,442	71,277	223,719
(Increase) decrease in sales finance receivables	(54,199)	(252,684)	(306,883)	-35,506	(224,743)	(260,249)
Others	(230,563)	43,857	(186,706)	(98,953)	20,143	(78,810)
Total	211,587	(87,340)	124,247	347,178	(94,413)	252,765
Investing activities						
Proceeds from sales of investment securities	9,392	(6)	9,386	3,742	10	3,752
Proceeds from sales of property, plant and equipment	18,848	(1)	18,847	21,587	105	21,692
Purchases of fixed assets	(209,828)	(4,945)	(214,773)	(167,137)	(1,613)	(168,750)
Purchases of leased vehicles	(3,130)	(271,405)	(274,535)	(20,958)	(251,331)	(272,289)
Proceeds from sales of leased vehicles	4,550	82,307	86,857	14,256	104,257	118,513
Others	(61,011)	6,932	(54,079)	(52,911)	(3,727)	(56,638)
Total	(241,179)	(187,118)	(428,297)	(201,421)	(152,299)	(353,720)
Financing activities						
(Decrease) increase in short-term borrowings	455,233	160,732	615,965	(48,009)	285,088	237,079
(Decrease) increase in long-term borrowings	(246,662)	83,079	(163,583)	(125,249)	(70,574)	(195,823)
Increase in bonds and debentures	-	30,000	30,000	74,792	30,000	104,792
Proceeds from sales of treasury stock	3,245	-	3,245	7,568	-	7,568
Others	(87,436)	651	(86,785)	(162,794)	-136	(162,930)
Total	124,380	274,462	398,842	(253,692)	244,378	(9,314)
Effect of exchange rate changes on cash and cash equivalents	1,585	176	1,761	1,683	(217)	1,466
Increase (decrease) in cash and cash equivalents	96,373	180	96,553	(106,252)	(2,551)	(108,803)
Cash and cash equivalents at beginning of period	190,135	4,029	194,164	263,146	6,671	269,817
Increase due to inclusion in consolidation	59,577	-	59,577	310	-	310
Decrease due to exclusion from consolidation	-	-	-	(871)	-	(871)
Cash and cash equivalents at end of period	346,085	4,209	350,294	156,333	4,120	160,453

3. GEOGRAPHICAL SEGMENT INFORMATION

4/1/04 - 9/30/04	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. NET SALES							
(1) Sales to third parties	1,144,232	1,728,348	621,924	513,438	4,007,942	-	4,007,942
(2) Inter-area sales and transfers	985,697	31,182	20,612	1,704	1,039,195	(1,039,195)	0
TOTAL	2,129,929	1,759,530	642,536	515,142	5,047,137	(1,039,195)	4,007,942
OPERATING EXPENSES	1,967,486	1,566,360	623,192	486,058	4,643,096	(1,038,591)	3,604,505
OPERATING INCOME	162,443	193,170	19,344	29,084	404,041	(604)	403,437

4/1/03 - 9/30/03	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. NET SALES							
(1) Sales to third parties	1,218,388	1,562,260	567,291	208,310	3,556,249	-	3,556,249
(2) Inter-area sales and transfers	830,371	18,410	12,067	2,145	862,993	(862,993)	0
TOTAL	2,048,759	1,580,670	579,358	210,455	4,419,242	(862,993)	3,556,249
OPERATING EXPENSES	1,855,473	1,398,998	567,804	201,146	4,023,421	(868,304)	3,155,117
OPERATING INCOME	193,286	181,672	11,554	9,309	395,821	5,311	401,132

4/1/03 - 3/31/04	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
I. NET SALES							
(1) Sales to third parties	2,559,806	3,278,966	1,164,032	426,415	7,429,219	-	7,429,219
(2) Inter-area sales and transfers	1,725,491	35,384	31,690	4,663	1,797,228	(1,797,228)	0
TOTAL	4,285,297	3,314,350	1,195,722	431,078	9,226,447	(1,797,228)	7,429,219
OPERATING EXPENSES	3,932,835	2,914,529	1,146,549	412,938	8,406,851	(1,802,487)	6,604,364
OPERATING INCOME	352,462	399,821	49,173	18,140	819,596	5,259	824,855

Notes1. Countries and areas are segmented based on their geographical proximity and their matual operational relationship.

2. Major countries and areas which belong to segments other than Japan are as follows:

(1) North America : U.S.A., Canada, Mexico

(2) Europe : France, U.K., Spain and other European countries

(3) Others : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

4. OVERSEAS NET SALES

Overseas net sales and the related percentages of the sales to the total consolidated net sales are summarized as follows:

4/1/04 - 9/30/04		North America	Europe	Other foreign countries	Total
(1) Overseas net sales	[Millions of yen]	1,694,489	607,682	515,411	2,817,582
(2) Consolidated net sales	[Millions of yen]				4,007,942
(3) Overseas net sales / Consolidated net sales		42.3%	15.2%	12.9%	70.3%

4/1/03 - 9/30/03		North America	Europe	Other foreign countries	Total
(1) Overseas net sales	[Millions of yen]	1,536,960	573,839	377,025	2,487,824
(2) Consolidated net sales	[Millions of yen]				3,556,249
(3) Overseas net sales / Consolidated net sales		43.3%	16.1%	10.6%	70.0%

4/1/03 - 3/31/04		North America	Europe	Other foreign countries	Total
(1) Overseas net sales	[Millions of yen]	3,222,497	1,201,035	773,248	5,196,780
(2) Consolidated net sales	[Millions of yen]				7,429,219
(3) Overseas net sales / Consolidated net sales		43.4%	16.2%	10.4%	70.0%

Note: 1. Overseas net sales include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of its foreign consolidated subsidiaries.

2. Countries and areas are segmented based on their geographical proximity and their mutual operational relationship.

3. Areas which belong to segments other than Japan are as follows:

(1) North America : USA, Canada, Mexico

(2) Europe : France,U.K., Spain, and other European countries

(3) Other foreign countries : Asia, Oceania, the Middle and Near East, Central and South America excluding Mexico and South Africa

6. Production and sales

1)Consolidated production volume

(Units)

	1st Half FY04	1st Half FY03	Change	
			Units	%
Japan	712,431	724,583	(12,152)	(1.7)
U.S.A.	361,277	268,418	92,859	34.6
Mexico	151,120	155,834	(4,714)	(3.0)
U.K.	172,185	168,476	3,709	2.2
Spain	68,861	59,772	9,089	15.2
South Africa	19,766	14,275	5,491	38.5
Indonesia	3,416	2,665	751	28.2
Thailand	18,152	-	18,152	-
China	57,703	-	57,703	-
Total	1,564,911	1,394,023	170,888	12.3

Note: Period of counting units

Japan, U.S.A April/2004-September/2004
Others January/2004-June/2004

2)Consolidated wholesale units by region

(Units)

	1st Half FY04	1st Half FY03	Change	
			Units	%
Japan	360,793	370,777	(9,984)	(2.7)
North America	634,775	548,532	86,243	15.7
Europe	284,012	260,369	23,643	9.1
Others	332,281	185,594	146,687	79.0
Total	1,611,861	1,365,272	246,589	18.1

Note: Period of counting units

Japan , North America (except for Mexico)
April/2004-September/2004
North America (Mexico only) , Europe
January/2004-June/2004

7. Footnotes to be disclosed

Following information is disclosed by EDINET.

Lease transactions
Fair value of derivative transactions

FY2004 Semi-Annual Non-Consolidated Financial Results

(Six months ended September 30, 2004)

FASF MEMBERSHIP

October 29, 2004

Company name	: Nissan Motor Co., Ltd
Stock exchanges on which the shares are listed	: Tokyo Stock Exchanges in Japan
Code number	: 7201
Location of the head office	: Tokyo
URL	: http://www.nissan-global.com/JP/IR/
Representative person	: Carlos Ghosn, President
Contact person	: Kohki Sone, General manager, Global Communications and Investor Relations Department, Communications Department Tel. (03) 3543 - 5523
Date of the meeting of the Board of Directors for FY2004 semi-annual financial results	: October 29, 2004
Provision for interim cash dividends	: Provision exists.
Date of starting actual payment of interim cash dividends	: November 29, 2004
Number of shares in unit share system	: 100 shares

1.Results of FY2004 semi-annual period (April 1, 2004 through September 30, 2004)

<1> Results of non-consolidated operations (Amounts less than one million yen are omitted.)

	Net sales		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
FY2004 1st half	1,731,397	4.6	125,327	(16.3)	109,240	(22.7)
FY2003 1st half	1,655,604	3.4	149,716	(1.6)	141,377	2.0
FY2003	3,480,290		245,836		228,098	

	Net income		Net income per share
	Millions of yen	%	Yen
FY2004 1st half	73,964	(1.8)	16.82
FY2003 1st half	75,348	257.8	16.96
FY2003	80,713		18.15

Note 1: Average number of shares issued and outstanding in each period

FY2004 1st half	4,396,920,708 shares
FY2003 1st half	4,441,525,213 shares
FY2003	4,425,325,758 shares

Note 2: Changes of accounting policies were made in FY03.

Note 3: Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from previous semi-annual period.

<2> Cash dividends

	Interim cash dividends per share	Annual cash dividends per share
	Yen	Yen
FY2004 1st half	12.00	——
FY2003 1st half	8.00	——
FY2003	——	19.00

<3> Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity as a percentage of total assets	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
FY2004 1st half	3,961,075	1,730,943	43.7	393.66
FY2003 1st half	4,020,625	1,766,330	43.9	399.81
FY2003	4,055,579	1,709,705	42.2	388.60

Note 1: Number of shares issued and outstanding at the end of each period

FY2004 1st half	4,397,096,831 shares
FY2003 1st half	4,417,915,793 shares
FY2003	4,398,598,686 shares

Note 2: Number of treasury stock at the end of each period

FY2004 1st half	123,618,281 shares
FY2003 1st half	102,799,319 shares
FY2003	122,116,426 shares

2.Non-consolidated forecast for FY2004 (April 1, 2004 through March 31, 2005)

	Net sales	Ordinary income	Net income	Cash dividends per share	
				final dividend	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
FY2004	-	-	-	12.00	24.00

Reference : Forecast of Net income per share (yen)

1.Products and Sales

VEHICLE PRODUCTION

(FY2004 1st Half and FY2003 1st Half)

	FY2004 1st Half	FY2003 1st Half	Change (%)
(Units)			
Domestic	712,246	724,583	(1.7%)

NON-CONSOLIDATED SALES BY PRODUCT LINE

(FY2004 1st Half and FY2003 1st Half)

	FY2004 1st Half	FY2003 1st Half	Change (%)
Vehicle whole sales (Units)			
Total vehicle whole sales	**746,835**	**733,973**	**1.8%**
Domestic	375,551	390,853	(3.9%)
Export	371,284	343,120	8.2%
Passenger vehicles	**621,554**	**612,500**	**1.5%**
Domestic	321,893	330,617	(2.6%)
Export	299,661	281,883	6.3%
Commercial vehicles	**125,281**	**121,473**	**3.1%**
Domestic	53,658	60,236	(10.9%)
Export	71,623	61,237	17.0%
Net sales (millions of yen)			
Total net sales	**1,731,397**	**1,655,604**	**4.6%**
Domestic	661,984	706,876	(6.4%)
Export	1,069,412	948,728	12.7%
Vehicles	**1,271,212**	**1,252,839**	**1.5%**
Domestic	562,133	606,183	(7.3%)
Export	709,078	646,655	9.7%
Parts and components for overseas production	**225,093**	**169,886**	**32.5%**
Domestic	-	-	-
Export	225,093	169,886	32.5%
Automotive parts	**133,328**	**137,370**	**(2.9%)**
Domestic	90,640	93,092	(2.6%)
Export	42,688	44,277	(3.6%)
Other	**81,160**	**78,842**	**2.9%**
Domestic	415	272	52.6%
Export	80,744	78,570	2.8%
Sub total of automotive business	**1,710,794**	**1,638,938**	**4.4%**
Domestic	653,189	699,548	(6.6%)
Export	1,057,604	939,390	12.6%
Forklifts equipment	**20,603**	**16,666**	**23.6%**
Domestic	8,795	7,328	20.0%
Export	11,808	9,337	26.5%

Other automotive business consists of royalty income, and sales of equipment and tools for production.

2.Semi-Annual Non-Consolidated Financial Statements

1) Non-Consolidated Statements of Income

(1st half FY2004,1st half FY2003 and FY2003)

[in millions of Yen, () indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	FY2004 1st Half	FY2003 1st Half	Change	FY2003
NET SALES	100% 1,731,397	100% 1,655,604	75,792	100% 3,480,290
COST OF SALES	1,421,388	1,285,447	135,941	2,749,983
Gross margin	17.9% 310,008	22.4% 370,157	(60,148)	21.0% 730,306
Selling, general and administrative expenses	184,681	220,440	(35,758)	484,470
OPERATING INCOME	7.2% 125,327	9.0% 149,716	(24,389)	7.1% 245,836
NON-OPERATING INCOME	4,813	12,116	(7,303)	19,937
Interest and dividend income	2,441	5,330	(2,888)	7,144
Other non-operating income	2,371	6,785	(4,414)	12,792
NON-OPERATING EXPENSES	20,900	20,455	444	37,675
Interest expense	6,561	7,476	(914)	14,495
Amortization of net retirement benefit obligation at transition	4,435	4,435	0	8,871
Other non-operating expenses	9,902	8,543	1,359	14,309
ORDINARY INCOME	6.3% 109,240	8.5% 141,377	(32,137)	6.6% 228,098
EXTRAORDINARY GAINS	17,870	6,918	10,951	22,186
Gains on sales of property, plant and equipment	1,068	3,902	(2,834)	3,957
Other extraordinary gains	16,802	3,016	13,785	18,229
EXTRAORDINARY LOSSES	36,246	35,563	683	57,403
Devaluation loss on investments and receivables	11,909	0	11,909	11,845
Other extraordinary losses	24,337	35,563	(11,226)	45,557
INCOME BEFORE INCOME TAXES	5.2% 90,864	6.8% 112,733	(21,869)	5.5% 192,881
INCOME TAXES-CURRENT	40,274	15,805	24,468	85,078
INCOME TAXES-DEFERRED	(23,374)	21,579	(44,953)	27,090
NET INCOME	4.3% 73,964	4.6% 75,348	(1,384)	2.3% 80,713
RETAINED EARNINGS BROUGHT FORWARD FROM PREVIOUS YEAR	250,845	248,770	2,075	248,770
LOSS ON DISPOSAL OF TREASURY STOCK	2,072	6,219	(4,147)	8,170
INTERIM CASH DIVIDENDS	—	—	—	35,343
UNAPPROPRIATED RETAINED EARNINGS AT END OF PERIOD	322,737	317,898	4,838	285,969

2) Non-Consolidated Balance Sheets

as of Sep 30, 2004, Mar 31, 2004 and Sep 30, 2003
[in millions of Yen, () indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	as of 9/30/04	as of 3/31/04	Change	as of 9/30/03
[ASSETS]				
CURRENT ASSETS	1,600,664	1,804,151	(203,486)	1,844,659
Cash on hand and in banks	91,799	60,594	31,205	39,392
Trade notes receivable	67	0	66	0
Trade accounts receivable	297,209	363,437	(66,228)	357,390
Finished products	78,071	45,892	32,178	75,582
Inventories	58,113	47,995	10,118	58,720
Affiliates short-term loans receivable	922,041	1,145,210	(223,168)	1,174,155
Other	177,278	172,961	4,317	178,770
Allowance for doubtful accounts	(23,917)	(31,940)	8,023	(39,352)
FIXED ASSETS	2,357,343	2,247,835	109,507	2,171,847
Property, plant & equipment	699,110	676,663	22,447	641,884
Buildings	152,302	151,541	760	145,265
Machinery & equipment	196,588	184,036	12,551	170,761
Land	148,259	145,836	2,423	145,554
Other	201,959	195,248	6,711	180,303
Intangible assets	40,483	43,796	(3,312)	36,875
Investments & other assets	1,617,749	1,527,376	90,373	1,493,087
Investment securities	14,356	18,074	(3,717)	14,512
Affiliates stock	1,443,380	1,370,599	72,781	1,350,471
Long-term loans receivable	2,007	2,761	(753)	19,177
Other	158,172	145,673	12,498	131,640
Allowance for doubtful accounts	(167)	(9,733)	9,565	(22,714)
DEFERRED ASSETS	3,067	3,592	(525)	4,117
Discounts on bonds	3,067	3,592	(525)	4,117
TOTAL ASSETS	3,961,075	4,055,579	(94,504)	4,020,625
[LIABILITIES]				
CURRENT LIABILITIES	1,413,425	1,407,838	5,587	1,222,431
Trade notes payable	159	113	46	337
Trade accounts payable	440,747	434,599	6,148	417,103
Short-term borrowings	188,005	93,845	94,159	10,000
Current portion of long-term borrowings	21,576	31,576	(10,000)	49,980
Commercial paper	118,000	38,000	80,000	110,000
Current maturities of bonds	281,800	363,800	(82,000)	292,800
Accrued expenses	165,913	191,830	(25,916)	178,341
Income taxes payable	30,304	73,117	(42,813)	10,189
Warrants	5,027	5,245	(217)	5,404
Accrued warranty costs	25,828	23,699	2,129	21,645
Lease obligation	27,715	30,134	(2,419)	40,102
Other	108,348	121,877	(13,529)	86,527
LONG-TERM LIABILITIES	816,705	938,035	(121,329)	1,031,863
Bonds	407,800	568,600	(160,800)	639,600
Long-term borrowings	95,854	58,142	37,712	65,430
Accrued warranty costs	40,397	37,472	2,924	37,671
Accrued retirement benefits	238,077	245,320	(7,243)	250,391
Lease obligation	32,748	26,650	6,097	36,897
Other	1,828	1,849	(21)	1,872
TOTAL LIABILITIES	2,230,131	2,345,874	(115,742)	2,254,294
[SHAREHOLDERS' EQUITY]				
COMMON STOCK	605,813	605,813	0	605,813
CAPITAL SURPLUS	804,470	804,470	0	804,470
Capital reserve	804,470	804,470	0	804,470
RETAINED EARNINGS	452,119	429,001	23,117	460,930
Legal reserve	53,838	53,838	0	53,838
General reserve	75,542	89,192	(13,650)	89,192
Unappropriated retained earnings	322,737	285,969	36,767	317,898
UNREALIZED HOLDING GAIN ON SECURITIES	4,165	3,707	458	- 3,712
TREASURY STOCK	(135,624)	(133,287)	(2,337)	(108,596)
TOTAL SHAREHOLDERS' EQUITY	1,730,943	1,709,705	21,238	1,766,330
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,961,075	4,055,579	(94,504)	4,020,625

3) Basis of Semi-Annual Non-Consolidated Financial Statements

1. Valuation methods for assets

(1) Valuation of inventories

Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

(2) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost based on the straight-line method.

2) Investments in stock of subsidiaries and affiliates are stated at cost determined by the moving average method.

3)Other securities

Marketable securities ..... Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity. Cost of securities sold is calculated by the moving average method.

Non-marketable securities ... Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

(3) Accounting for derivative financial instruments

Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered into in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the non-consolidated balance sheet.

2.Depreciation and amortization of fixed assets

(1) Depreciation of property, plant and equipment is calculated by straight-line method based on their estimated useful lives and economic residual value determined by the Company.

(2) Amortization of intangible assets is calculated by the straight-line method.

3.Basis for reserves and allowances

(1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the historical experience of bad debts for normal receivables plus an estimate of uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

(2) Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

(3) Accrued retirement benefits

Accrued retirement benefits are provided for the payment of retirement benefits at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets at fiscal year end.

The net retirement benefit obligation at transition is being amortized over a period of 15 years by the straight line method.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

4.Lease transactions

Noncancelable lease transactions are classified as operating or finance leases and accounted for accordingly.

5.Hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred.When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments - Derivative transactions

Hedged items - Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows from or fair values of the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

6.Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

7.Change of accounting method

Classification of freight and shipping costs

Until the year ended March 31, 2004, freight and shipping costs of the Company were included in selling, general and administrative expenses. Effective April 1, 2004, the Company began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 42,907 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the six months ended September 30, 2004. Consequently, this change had no impact on operating income, ordinary income, income before income taxes and net income for the six months ended September 30, 2004 compared with the corresponding amounts which would have been recorded if the previous method had been followed.

1.Accumulated depreciation of property, plant and equipment: Yen 1,294,083 million.

2. Assets pledged as collateral: Investment securities: Yen 10,968 million

3. As endorser of documentary export bills discounted with banks: Yen 2,530 million

4. Guarantees and other items: ( )refers to those relating to subsidiaries

Guarantees total yen 382,349 million (yen 171,313 million),

The above included employee's residence mortgages which is insured in full of yen 185,403 million and mortgages with pledge of yen 25,500 million .

Gurantees of yen 88,804 million related to the construction of Canton Plant are also included in those relating to subsidiaries.

Commitments to provide guarantees total yen 1,435 million.

Letters of awareness and others total yen 8,523 million (yen 8,523 million)

Letters of awareness concerning transfers of receivables total yen 50,000 million (yen 19,229 million)

The Company entered into Keepwell Agreements with certain subsidiaries to support their credibility. Liabilities of such subsidiaries totaled yen 2,496,424 million

5.Depriciation

Property,plant,and equipment: Yen 42,826 million
Intangible assets: Yen 6,339 million

6.Fair value information on securities of subsidiaries and affiliates

(millions of yen)

	as of Sept 30, 2004			as of Sept 30, 2003			as of Mar 31, 2004		
	Carrying Value	fair value	differences	Carrying Value	fair value	differences	Carrying Value	fair value	differences
Subsidiaries	10,981	56,683	45,701	10,981	34,831	23,849	10,981	56,188	45,206
Affiliates	11,435	68,118	56,682	32,419	119,985	87,566	11,435	67,207	55,772
Total	22,417	124,801	102,384	43,401	154,816	111,415	22,417	123,396	100,978

7. Lease Transactions

Disclosed by EDINET.